

Nampak

packaging excellence

Annual report 2006

Contents

Corporate Profile

Nampak is Africa's largest and most diversified packaging manufacturer and also has operations in several countries in Europe.

South Africa

In South Africa, Nampak offers the widest product range of any packaging company in the world, providing customers with a total solution to their packaging needs, supported by our world-class research and development facility in Cape Town.

In addition to packaging, Nampak is also the largest manufacturer of tissue paper products.

The group is extensively involved in collecting and recycling all types of packaging.

Rest of Africa

Nampak is growing its presence on the African continent and has operations in 11 countries, manufacturing a range of metal, paper and plastic packaging products.

Europe

In Europe, Nampak operates in eight countries. It is the major supplier of plastic bottles to the dairy industry in the United Kingdom and is one of the leading manufacturers of folding cartons in Europe with a strong position in several niche markets, including the healthcare market.

Corporate

The corporate office based in Sandton, South Africa provides strategic direction and administers overall control of the group.

Gearing
(%)



35%
71%
58%
97%
27%
42%
22%
36%
11%
22%
28%
36%
01
02
03
04
05
06
Net gearing
Gross gearing

Dividends per share
(cents)



53.3c
60.6c
69.7c
83.6c
83.6c
96.1c
01
02
03
04
05
06

www.nampak.com

Financial Highlights and Performance Trends

	2006 R million	2005 restated R million	% change
INCOME STATEMENT			
Revenue	**15 262**	15 114	1
Profit from operations	**1 538**	1 247	23
Operating margin	**10.1%**	8.3%	
Net profit attributable to equity holders	**862**	651	32
Headline earnings per share	**151.2c**	88.0c	72
Cash distribution/dividend per share	**96.1c**	83.6c	15
EBITDA	**2 196**	1 889	
BALANCE SHEET			
Total equity	**5 604**	5 652	
Total assets	**12 436**	11 280	
Net asset value per share	**964c**	880c	
Net borrowings	**1 586**	589	
Net gearing	**28%**	11%	
CASH FLOW			
Cash generated from operations	**1 735**	2 026	

Cash generated from operations
(Rm)


R1 068
R1 767
R2 007
R2 130
R2 026
R1 735
01
02
03
04
05
06

NAV per share
(cents)


516c
748c
758c
839c
881c
964c
01
02
03
04
05
06



Group at a Glance



Activities

Metals and Glass: Africa

Nampak is the sole beverage can manufacturer in sub-Saharan Africa. We also produce two and three piece tinplate food cans, as well as general line cans used for industrial and household products. We manufacture metal ends, crowns and closures. In aerosols we manufacture both monobloc aluminium and tinplate containers. Customer designed decorative tinware, used primarily for promotional purposes, completes our range of metals products. Nampak Wiegand Glass manufactures a range of clear and coloured glass bottles.

page 15



Paper: Africa and Europe

Our broad range of leading paper-based carton packaging includes folding cartons, corrugated cartons, liquid cartons, display cartons and composite containers. We specialise in wet glue paper labels, leaflets, multiple-wall paper sacks and bags as well as paperboard cores, cones and tubes. Also manufactured from paper is a range of speciality coated papers and industrial packing materials. Non-packaging paper products include a range of printed books and diaries and tissue products.

page 19



Plastics: Africa and Europe

Nampak's rigid plastic offering includes PET and HDPE bottles used for packaging beverages and other liquid products, blow-moulded drums and injection-moulded HDPE crates and trays as well as injection-moulded polypropylene containers. Our range of quality tubes includes decorative plastic tubes and high-barrier laminated tubes used in a wide variety of cosmetic, toiletry and personal care markets. Also manufactured in plastic is a range of beverage and specialised closures.

Our broad range of flexible packaging includes reels, pouches and bags in any form of film, paper or foil combination. Specialities include liquid bags, medical packaging, stand-up pouches and aluminium foil conversions. We also produce a wide range of extruded and co-extruded films.

page 23

Trading income

(Rm)


R673
R678
05
06


R355
R395
05
06


R273
R349
05
06

Group revenue 2006

(Rm)


R4 434


R7 028


R3 845



Group Directorate


1.


2.


3.


4.


5.


6.


7.


8.


9.


10.


a.


b.


c.


d.

Non-executive directors

1. TREVOR EVANS (61)
BSc (Rhodes), SEP (Stanford)

Non-executive chairman. Chairman of the board of governors of Rhodes University. Retired as executive chairman of Nampak on 30 September 2003. He was appointed chairman and chief executive officer of Nampak in 2000 and executive chairman of the group in 2001. He joined the group in 1967 and became group managing director in 1992. President of the Plastics Federation of South Africa from 1989 to 1991. He was recognised by the Plastics Federation of South Africa with a gold award in 1991 for service to the South African plastics industry. In 1992 voted "most progressive CEO in South Africa" by the Black Management Forum and in 1997 received the packaging achiever award for meritorious service to the packaging industry. Appointed to the board in 1990.

2. PETER CAMPBELL (69)
CA(SA), AMP (Harvard)

Was formerly deputy chairman of Nampak Limited, a position from which he retired in 1997. He remains a non-executive director of Nampak and chairman of Nampak's audit committee. He is chairman of Hudaco Industries Limited and Pangbourne Properties Limited and is a non-executive director of Crookes Brothers Limited and Delta Electrical Industries, and sits on the audit committee of all of these companies. Appointed to the board in 1984.

3. BUDDY HAWTON (69)
Fellow Member of the Chartered Institute of Secretaries

Chairman of Sun International Limited and Woolworths Holdings Limited. Also serves on the boards of Liberty Group, Standard Bank Group and Stanlib. Appointed to the board in 1991.

4. MICHAEL KATZ (62)
BCom, LLB, LLM, LLD (h.c.)

Executive chairman of Edward Nathan Sonnenbergs Inc. Currently serving on the boards of numerous companies including Nedbank Limited and National Housing Finance Corporation Limited. He is an honorary professor of company law at Witwatersrand University and course director of the higher diploma in company law at the same university. He is chairman of the tax advisory committee to the Minister of Finance and serves as a member of the Securities Regulation Panel. Appointed to the board in 1985.

5. REUEL KHOZA (56)
BA Honours (Psychology), University of the North; MA (Marketing), University of Lancaster, UK; Eng D (Business), University of Warwick, UK

Chairman of Aka Capital (Pty) Limited, Nedbank and Nedbank Group Limited, Corobrik (Pty) Limited, Murray and Roberts Cementation (Pty) Limited and CIC (Pty) Limited. Director of Protea Hospitality Limited, Old Mutual plc and Gold Reef Resorts Limited. President of the Institute of Directors and chairman of Nepad Business Foundation in South Africa. Appointed to the board in 2005.

6. KEITH MOKOAPE (59)
BSc, MM (Human Resources)

General manager of the South African Army Foundation, and major-general responsible for the South African Army Reserve. He heads an empowerment consortium, Katleho Linkages, which has invested in defence-related companies CyberSim, Sigma Logistic Solutions, and Intertechnic. He also holds directorships of the National Business Initiative, the Aerospace, Maritime and Defence Industries Association, property loan stock company iFour and the private game reserve Singita Lebombo. Appointed to the board in 1998.

7. LOT NDLOVU (55)
Dip LR (Unisa), MAP (Wits), EDP (North Western, USA), AMP (Harvard)

Lot Ndlovu is vice-chairman of the Nedbank Group. Previously he was CEO of Peoples Bank.

He is chairman of NestLife Assurance Corporation Limited, The South African National Roads Agency Limited, Nakatomi Corporation, Community Growth Management Company, Lefika Holdings, Barak Mining Services, Crystal View Consulting, St Anthony's Education Centre and November Ten Charities. He is a director at Mutual and Federal. He is also a member of the Independent Commission for the Remuneration of Public Office Bearers, the Business Trust on Job Creation and Hope in Victory (a care-giving organisation for HIV patients).

Lot is a doyen of the black empowerment movement in SA. He was president of both the Black Management Forum (BMF) and the Black Business Council. The Black Economic Empowerment Commission was initiated by the BMF under his presidency.

Lot studied business management at Unisa, Wits, North Western University (US) and Harvard Business School. He holds an honorary doctorate from Pretoria Technikon (now Tshwane Institute of Technology). Appointed to the board in 1993.

8. ROY SMITHER (61)
BCom, CA(SA)

An executive director of Tiger Brands Limited until retirement in 2006. Currently serving on the boards of Nu Clicks Holdings Limited and Hans Merensky Holdings (Pty) Limited. Appointed to the board in 2006.

9. THYS VISSER (52)
CA(SA)

Chief executive officer of Remgro Limited. Currently serving on the boards of British American Tobacco plc, Distell Group Limited, Rainbow Chicken Limited, Medi-Clinic Corporation Limited, Kagiso Trust Investments (Pty) Limited and Unilever Bestfoods Robertsons (Pty) Limited. He is a chartered accountant who qualified with Arthur Young & Company in Cape Town before joining Rembrandt Group Limited where he held a number of positions, including financial director in 1991 and managing director in 1992. Appointed to the board in 2002.

10. ROBERT WILLIAMS (65)
BA, LLB

Robbie Williams is currently chairman of Illovo Sugar Limited. He also serves on the board of FirstRand Limited, Oceana Group Limited and Rescanova S.A. Appointed to the board in 1990.

Executive directors

a. JOHN BORTOLAN (58)
SEP (Stanford)

Chief executive officer. He began his career at Nampak in 1980 as the commercial director of Peters Papers, becoming its managing director in 1983. In 1986 he was appointed managing director of Nampak Tissue. In 1990 he became a director of Nampak Limited responsible for Foodcan, Paper Distribution, Tissue and Paper Manufacturing. In 1996 BlowMocan in the UK and Blow Molders were added to his portfolio. In more recent years he has also had responsibility for Corrugated, Printpak Limited and Liquid Packaging. He was appointed managing director of Nampak's South African and African businesses in 2000 and became group managing director in July 2001. On 1 August 2003 he was appointed chief executive officer of the group. Appointed to the board in 1990.

b. NEIL CUMMING (52)
MSocSci, EDP (IMD Switzerland), HDPM, Reg Industrial Psychologist

Managing director Africa region. He was appointed managing director of the Africa region on 1 October 2003 and is responsible for the Nampak operations in South Africa and the rest of Africa. He was previously responsible for the paper-based divisions in the group, including Corrugated, Printpak, Paper Merchants and Redibox, and also for the Nampak operations in the rest of Africa. He has held positions in the sugar, chemical and packaging industries and joined the group in 1986. Appointed alternate director in 1991 and a director in 1994.

c. TIM JACOBS (37)
CA(SA)

After qualifying with Ernst & Young he joined Air Liquide (Pty) Limited as financial director in 1996.

He joined Nampak in January 2001 as group accountant and was appointed group financial manager in 2003. Appointed acting chief financial officer in June 2005, and appointed permanently on 1 October 2005. Appointed to the board in 2005.

d. ALASTAIR LANG (60) (British)
CA, EDP (Columbia)

Retired from Nampak Limited on 30 September 2006 after 36 years' service with the group.



Chairman's Review



Trevor Evans
chairman

It is pleasing to be able to report that essentially the group delivered the financial performance expected from each geographic region. There are still many challenges but much progress has been made over the past three years in driving down costs and rationalising the portfolio of businesses.

Business environment

South Africa enjoyed another good year with the economy growing by over 4%. Consumption of non-durable products grew by nearly 5%. This growth has had a positive effect on a number of divisions in the group. It was particularly encouraging to see domestic growth in beverage can volumes, of almost 3%, mainly in the soft drink sector. However, the strong rand still adversely affected those divisions linked to the export market either directly or indirectly through their customers. The net result was very little volume growth in South Africa.

Other than Zimbabwe, most of the African countries in which we operate experienced good growth. Results from the operations in Nigeria were particularly pleasing.

Western Europe continued to enjoy steady economic growth and our businesses performed much better than the prior year in highly competitive industries on lower cost bases and higher market shares in healthcare and plastic milk bottles.

Key investment activities in 2006

In order to mitigate the dilutive effect of the BEE transaction concluded in 2005, the group implemented a scheme of arrangement whereby it repurchased 10% of its issued shares from existing shareholders effective 31 October 2005.

Effective 1 October 2005, Wiegand-Glas of Germany acquired 50% of the issued share capital in Nampak Glass (Proprietary) Limited for €18 million, and Tufbag, which manufactures bulk bags, was sold effective 1 November 2005 for R11 million.

The Flexpak business at Bellville in the Western Cape was sold to Transpaco for R28.5 million, plus the value of stock, subject to approval by the Competition Commission.

The group exercised its call option to acquire for R23.6 million the remaining 50% of the shares in Burcap Plastics (Proprietary) Limited. This transaction is subject to approval by the Competition Tribunal.

Overview of results

Until 30 September 2005, the consolidated financial statements were prepared in accordance with South African Generally Accepted Accounting Practice ("SA GAAP"). In preparing the consolidated annual financial statements for 2006, certain accounting, valuation and consolidation methods applied in the SA GAAP financial statements have been amended to comply with International Financial Reporting Standards (IFRS). The comparative figures in respect of 2005 were restated to reflect these adjustments.

Detailed explanations and reconciliations of how the transition to IFRS has affected the reported financial position and performance of the group are provided in this report.

Excluding Peters Papers, Tufbag and 50% of Nampak Glass, all of which were sold in 2005, sales increased by 6% to R15.3 billion and trading income increased by 27% as a result of an improved performance from all regions. The operating margin improved to 10.1% from 8.3%.

Net financing costs increased by 14% to R123 million largely as a result of increased borrowings following the share repurchase and higher interest rates in South Africa.

Taxation increased to R554 million from R519 million whilst the effective tax rate decreased to 39.0% from 44.2%. The rate was impacted by increased provisions and lower Secondary Tax on Companies ("STC") following the payment of the 2006 interim cash distribution out of the share premium account.

With the issuing of our interim report for the six months ended 31 March 2006, we brought to the attention of shareholders that the South African Revenue Service had raised a number of assessments against companies in the group. These amounts are substantial and details are contained in the notes to the annual financial statements on page 140. Extensive legal opinion has been taken and the company has objected to these assessments.



The board remains confident that the objections will be upheld.

Headline earnings per share increased by 72% to 151.2 cents compared to 88.0 cents in 2005, which was restated to comply with IFRS. Headline earnings per share in 2005 as reported under SA GAAP were 119.2 cents.

Cash generated from operations was R1.7 billion. Net gearing increased from 11% to 28% mainly as a result of the share repurchase.

Transformation

Following the BEE transaction concluded in October 2005, over 10 000 South African employees are now shareholders in the group, having received their allocations of 540 shares each under the Nampak Employee Share Trust in December 2005. The first dividend payments have also been received by participants.

Approximately 480 black managers have received their allocations of shares under the Black Management Trust and further allotments will be made to promoted and newly appointed employees in this category in the next four years. Improvement in total shareholder return is important to the scheme participants and we believe that this alignment will encourage improved individual and team performance as well as provide enhanced retention of core talent in future years.

Good progress has been made in the appointment of black managers in the South African operations and we are on target to achieve the employment equity targets set out in our black economic empowerment charter. The representation of black managers increased to 40% during the year even though there was a reduction in the number of managerial positions.

Training receives significant focus and over 60% of the delegates attending management training courses are black.

The group spent R6.5 million on its corporate social investment programme, the focus of which was on township school infrastructure and teacher development, bursaries for tertiary education, HIV/Aids related projects and environmental education.

Shareholding

The group improved its black economic empowerment credentials through the sale last year of 5% of its shares to South African employees and 5% to a broad-based BEE consortium.

Allan Gray, Remgro and Sanlam remain the group's largest shareholders, holding almost 45% of the total shares in issue. Foreign shareholders own approximately 15% of the shares.

Future strategy

Over the past three years we have highlighted the action that has been taken to reshape the portfolio of businesses in the group.

The restructured South African business is well placed to participate in the more favourable trading environment in the country. This, together with the benefits from three major investment projects, should provide an acceptable profit flow into the foreseeable future. The three projects are the R80 million investment that has already been made to improve production and quality in the glass business, the R160 million 202 capex to reduce the cost of beverage cans and the R500 million project to become self-sufficient in the manufacture of recycled paper for our Corrugated division.

Further opportunities in the greater southern Africa region are also expected.

In Europe, the performance of the businesses have improved, long-term contacts have been secured in the plastics sector and a further improvement is expected in the UK cartons business.

Prospects

The group enters the 2007 financial year with a more efficient cost base. A more favourable trading environment, particularly in South Africa, assisted by a weaker rand, should enable the group to deliver another year of solid earnings growth.

Directorate

A R Lang retired from the group on 30 September 2006. R V Smither was appointed to the board on 26 July 2006 and also to the audit committee.
As of 1 October 2006 there are 13 group directors, three executive and ten non-executive, eight of whom are regarded as independent.

Appreciation

After 36 years' service with the group, 16 of which were at board level, Alastair Lang has decided to take early retirement. We thank him for the tremendous contribution he has made over the period especially to the metals businesses.

It is pleasing to see that the group is starting to derive the benefits from a few years of relentless cost initiatives and streamlining of the portfolio. I thank John Bortolan, Neil Cumming and their teams for pursuing the challenge so tenaciously.

I thank our non-executive directors for their wise counsel and for the contribution they make to the various sub-committees of the board and a very special word of thanks to our shareholders, customers and suppliers for their continued support.

Trevor Evans

Chairman

Sandton

22 November 2006



Chief Executive's Report



John Bortolan
chief executive officer

We are pleased to report that the restructuring and business realignment that has taken place over the past few years contributed to a good improvement in performance in 2006.

Trading conditions in 2006

In South Africa, the rand was strong for most of the year and only began weakening late in the second half. Lower exports and higher imports continued to have an adverse effect on locally manufactured packaged goods. However, the recent weakening of the currency is expected to lead to an increase in local manufacturing.

Demand for non-durable goods was again strong with imported products partially satisfying the market. Inflationary pressures in the economy have resulted in higher interest rates but it is expected that these will have more of an impact on the sale of durable and semi-durable goods which tend to be purchased on credit.

Overcapacity in some sectors of the packaging market resulted in selling prices coming under pressure.

In the rest of Africa, the Nigerian economy continued to show good growth. Other parts of the African continent were affected by stronger local currencies which resulted in margin pressure and loss of exports. Zimbabwe's economy continued to decline as a result of hyper-inflation and massive currency depreciation.

In Europe, the countries in which we operate enjoyed steady economic growth but certain sectors of the packaging industry remained oversupplied, with continued pressure on selling prices.

Raw material prices

Tinplate prices increased marginally but there was a significant increase in the price of aluminium. Polymer prices increased substantially as a result of the rise in oil prices. There were minor increases in the price of paper used to manufacture corrugated boxes. The gross margin was maintained through some price increases and improved efficiencies.

Operational review

Benefits from the restructuring programme and good cost control contributed to an improved operating performance from all regions. Excluding Peters Papers, Tufbag, Contract Packing and 50% of Nampak Glass sales increased by 6% to R15.3 billion. Profit from operations was up 23% to R1.5 billion and the operating margin increased to 10.1% from 8.3% in 2005.

Capital expenditure of R781 million was invested in a number of projects to grow revenue, meet customer demand and improve productivity. These included:

- The first phase of the upgrading of the cold-end equipment at the glass factory which has resulted in improved manufacturing efficiencies – the second phase will be completed after the peak-demand season in 2007;
- In the plastics segment, increased capacity in large plastic drums, PET bottles and closures;
- At Hoogerheide in the Netherlands a replacement modern printing press; and
- Projects to improve productivity and increase product offerings in the corrugated box, folding carton and toilet tissue businesses.

Working capital increased by R748 million as a result of increases in stock and debtors. A substantial part of the increase was, however, due to foreign exchange translation of our offshore operations.

Cash generated from operations was R1.7 billion. Net debt increased from R0.6 billion to R1.6 billion due largely to the R1 billion spent to acquire 10% of the group's shares in order to mitigate the dilutive effect of the BEE transaction concluded at the end of 2005. Net borrowings to equity increased from 11% to 28%.

Headline earnings per share were 151.2 cents compared to 88.0 cents in 2005, which was restated to comply with International Financial Reporting Standards ("IFRS").

Growth and business strategy

Our recent focus has been on protecting Nampak's strong market position and delivering the benefits of the restructuring and business realignment programme. In response to the significantly changed business environment this concept was realised through a number of of performance-related initiatives at operational level. Whilst driving performance will remain an integral part of our strategy, the foundations are now firmly in place to grow the company.

During the coming year a number of new initiatives will be implemented across the group with particular emphasis on exploring and investing in growth areas. Growth will also be driven through a focus on sales and marketing, value addition through innovation and customer relationships. In addition, several investment opportunities have been identified. Among the larger projects are innovation in beverage cans, improvements in glass bottle manufacture and greater self-sufficiency in the supply of recycled paper for corrugated boxes.



South Africa

The group has a broad presence and a strong position in the South African packaging market. There are nevertheless many areas where product innovation, substitution and cost-effectiveness present further opportunities for growth.

To ensure that we participate in this growth we have a number of projects under way including:

- A new smooth-neck beverage can with a narrower diameter end;
- Aerosol cans which are benefiting from growing consumer demand;
- A broad range of new rigid plastics containers;
- A number of flexible packaging product innovations;
- Shelf-ready and point-of-sale paper-based products;
- A new brown recycled paper mill which will improve the competitiveness of our corrugated box business;
- Additional capacity to supply the rapidly growing fast-food market;
- Improvements in glass manufacturing that will create more production capacity;
- Pharmaceutical packaging; and
- Additional toilet tissue and diaper capacity.

The strong culture of cost-leadership and performance management that has been developed over the years will be enhanced to extract further benefits, including those from central procurement. Our manufacturing excellence programme is aimed at achieving world-class manufacturing standards in all our operations.

Our enterprise-wide information system is operational at most factories and will be completed on time and within budget in 2007. We have commenced a process to optimise the benefits of this technology which will, amongst others, include improved planning, working capital management and procurement savings.

Rest of Africa

We have built up a meaningful presence on the African continent outside of South Africa and now generate almost R1 billion of revenue from this region.

Some African countries such as Angola, Nigeria and Zambia are enjoying good economic growth and we see opportunities to increase our involvement both in the countries in which we currently operate as well as in some new territories. During 2007 we will complete the construction of the permanent factory for our Nigerian folding cartons business and will install additional capacity to meet growing demand.

Europe

In 2006 the performance of the European operations improved. Long-term contracts have been concluded in the plastic milk bottle business and a further improvement is expected in the performance of the folding carton business in the United Kingdom. We will continue to evaluate appropriate value-creating opportunities.

Prospects

Over the past few years the group's focus has been on restructuring, improving efficiencies and business realignment. Whilst this will remain an integral part of the overall future strategy, much greater emphasis will be placed on growth.

With Nampak better positioned and the trading environment looking favourable, particularly in South Africa, we expect to deliver a solid set of results in 2007.

Appreciation

Alastair Lang retired on 30 September 2006 after serving the group for 36 years, 16 of which were at board level. Alastair's contribution, in particular to the success of our metals businesses, has been immense and I thank him for this and for his overall contribution to Nampak.

I thank management and all our employees for their part in contributing to the good results achieved in 2006.

Thank you also to all our customers for their support. We commit ourselves to "Packaging Excellence" in the year ahead.

Segmental review

Geographical performance

Rm	Revenue 2006	Revenue 2005	Trading income* 2006	Trading income* 2005	Trading margin % 2006	Trading margin % 2005
South Africa	**10 501**	10 896	**1 129**	1 087	**10.8**	10.0
Rest of Africa	**892**	609	**107**	64	**12.0**	10.5
Europe	**4 157**	3 810	**273**	160	**6.6**	4.2
Intergroup eliminations	**(288)**	(201)				
Total	**15 262**	15 114	**1 509**	1 311	**9.9**	8.7

Before abnormal items

South Africa

Adjusting for the disposals of Peters Papers, Tufbag and 50% of Nampak Glass in 2005, the South African operations increased profit by 7% to R1.1 billion. The trading margin increased from 10.0% to 10.8% on a much lower cost base and better capacity utilisation.

With the exception of food cans, the metals, rigid plastics, cartons and labels and tissue businesses all enjoyed improved volume growth from the increase in consumer spending. Sales of long-run flexible products continued to be affected by rand strength. The corrugated business was affected by a fall-off in volumes as a result of a poor agriculture season.

Our glass bottle volumes did not match the growth in the overall market as production was interrupted by the installation and upgrading of the cold-end equipment. In total, volumes in South Africa grew by 0.5%.

Rest of Africa

Sales in the rest of Africa were almost R1 billion. The trading income increased to R107 million from R64 million in 2005 and the trading margin to 12.0% from 10.5%. The performance of the region was, however, dragged down by the Zimbabwean operations which continued to operate in a climate of massive currency depreciation, hyper-inflation and declining consumer spending.

The metals and folding cartons operations in Nigeria performed well. A stronger currency and drought conditions affected results from Zambia and Kenya respectively whilst the business in Malawi benefited from increased sales of new one-piece tobacco boxes.

Europe

Results improved substantially following a strong performance from our plastics business which increased market share, and from the profit-improvement programme in the United Kingdom folding cartons business.

Sales increased by 9% to R4.2 billion and the trading income by 71% to R273 million. The trading margin improved to 6.6% from 4.2% in 2005. Margins in plastics and paper improved whilst that in healthcare packaging was maintained.

The rand/sterling exchange rate was relatively constant at an average of R11.85 in 2006 compared to R11.53 in 2005. The exchange rate closed at R14.55 at 30 September 2006.





Packaging excellence

• Our aspirational challenge and goal

Metals and Glass

Rm	Revenue 2006	Revenue 2005	Trading income* 2006	Trading income* 2005	Trading margin % 2006	Trading margin % 2005
Africa	**4 434**	4 365	**678**	674	**15.3**	15.4

Before abnormal items

Africa

This segment which is the largest contributor to the group's trading income achieved a good result in a market where demand for metal containers has generally been in decline. This was accomplished through continued cost control and manufacturing excellence. Last year includes 100% of the glass bottle business where performance was enhanced by proceeds of an insurance claim.

Sales volumes of **beverage cans** grew by 1.7% in 2006 although in South Africa they grew by over 4% following buoyant demand for carbonated soft drinks and other non-alcoholic beverages. The "slimline" can continued to enjoy good growth. Sales of beer cans fell due to further substitution by glass bottles. Cans sold to neighbouring countries were lower as a result of a reduction in sales to customers in Botswana where there has been a slowdown in consumer spending. Exports to Angola increased.



Some R160 million is currently being invested in a new project to manufacture smooth-neck cans with narrower diameter ends which will use less aluminium and result in a more competitive pack.

Good demand is expected in the year ahead from the soft-drinks sector as well as higher exports aided by the weaker rand.

Sales volumes of **fruit cans** were below last year as a result of reduced off-take by the fruit canning industry which was adversely affected by climatic conditions and lower exports. Sales of **fish cans** picked up in the latter part of the year but with the pelagic fishing season starting later than normal, volumes did not match those of last year. Demand for **vegetable cans** improved in line with the general increase in consumer spending.

Sales of **aerosol cans** also benefited from the increase in consumer spending with some conversion from tinplate to aluminium cans being noticeable in the personal care sector. **Paint can** sales continued to be affected by the ongoing conversion to plastic and this trend is expected to accelerate in 2007.

Substantial cost savings were achieved during the year and the implementation of the ERP system contributed to lower levels of working capital. Prospects for the food can business are highly dependent upon fishing catches and fruit and vegetable crops which are difficult to predict.

Our **closures** business performed well and benefited from the growing baby-food-in-jars market as well as from the launch of two new sports-drink closures. There was also good growth in aluminium screw-caps for wine bottles which are replacing traditional cork plugs in some sectors of this market. During the year we invested in additional capacity to service the bottled water market as well as closures for the household cleaner market.

The metals businesses in the **rest of Africa** produce a range of food, non-beverage cans and crown closures. There was good demand in Nigeria and we invested in some additional capacity in support of this business.

Can volumes in Kenya were affected by drought which resulted in smaller-than-normal pineapples and the businesses in both Kenya and Zambia were impacted by stronger local currencies which placed pressure on margins. The Zimbabwean metals business performed satisfactorily under difficult circumstances whilst results from the business in Tanzania improved over last year.

Wiegand-Glas, a German glass packaging company acquired a 50% share in **Nampak Glass** in October 2005 and has since been closely involved in improving its manufacturing efficiencies. Significant investment has been made in upgrading the cold-end equipment to improve factory output and quality and the second phase of this project will be completed in 2007. Volumes were lower than last year as a result of disruption to production during the equipment upgrade.





Packaging excellence

Realising the promise of the Nampak Brand

Paper

Rm	Revenue 2006	Revenue 2005	Trading income* 2006	Trading income* 2005	Trading margin % 2006	Trading margin % 2005
Africa	**4 415**	4 539	**305**	280	**6.9**	6.2
Europe	**2 613**	2 564	**90**	75	**3.5**	2.9
Total	**7 028**	7 103	**395**	355	**5.6**	5.0

**Before abnormal items*

Africa

Profits from this segment were better than last year following a strong performance by the Nigerian folding cartons business and improvements from the corrugated, cartons and labels and toilet tissue businesses in South Africa. 2005 included Peters Papers which was sold during that year.

Sales of **corrugated boxes** were below expectations due partly to a poor agricultural season and weak demand from the industrial and commercial sectors. This, together with industry overcapacity, resulted in pressure on selling prices. The benefits of the restructuring from previous years, together with improved production-flow in the factories, contributed to higher trading income. Further supply-chain benefits are expected in the year ahead and together with an improvement in market conditions we are expecting a further improvement in performance in 2007.



Most major corrugated box businesses around the world are integrated with their raw material supply. We currently produce approximately 25% of our own raw material requirements and will be investing some R500 million in a project that will see this doubling to 50% during 2008. This will make us self-sufficient in the production of recycled paper and strengthen our competitive position.

The business in **Zimbabwe** continued to be adversely affected by the ongoing massive depreciation in the currency and hyperinflation whilst in **Malawi** sales of a new one-piece tobacco box contributed to an improved result.

Sales volumes of **cartons and labels** grew marginally in the year. Increased market demand contributed to good growth in beer labels. There was strong demand for fast-food packaging where there is a move away from the use of polystyrene. Additional capacity has been installed to take advantage of this growing sector of the market.

Sales to the frozen-fish market were down as a result of poor fishing and loss of exports due to the strong rand. Cigarette packaging volumes grew through increased demand from the rest of Africa.

The cartons factory at Observatory in Cape Town was closed and the production consolidated into the Epping, Cape Town operation, resulting in lower overall manufacturing costs in the region.

Global procurement strategies by multinational customers placed prices under pressure but benefits from the factory rationalisation and cost-reduction programme in prior years resulted in an improved performance for the year. The weaker rand is likely to benefit exports in 2007 and we are anticipating a further improvement in profitability.

The **Nigerian folding cartons** operation was fully operational in its temporary site throughout 2006 and achieved a pleasing result, both in sales volumes and operational efficiencies. The construction of a permanent factory facility is on track for completion in the first half of 2007. The installation of a second manufacturing line will enable the business to pursue markets outside of cigarette packaging.

Sales of **paper sacks** did not keep pace with the strong demand for cement due to some importation of cement and customer operational difficulties. Sales to the milling and sugar sectors were higher but sales of charcoal bags were lower due to a decline in charcoal exports. Manufacturing performance improved and, together with increased cement sack sales, a better result is expected in 2007.

Redibox, which supplies smaller quantities of packaging direct to the public and other customers, was affected by reduced demand from the agriculture sector. During the year a number of Redibox Direct outlets selling a broader range of packaging and related products were opened and these are expected to contribute to a better performance in the year ahead.

The **cores and tubes** market was highly competitive and sales were adversely affected by lower demand for cores for paper reels.

Interpak Books which prints educational material and diaries invested in digital colour printing technology which has improved its competitive position.

Strong demand for **two-ply toilet tissue and diapers** was evident throughout 2006. Enhancements were made to the Twinsaver brand and the business gained market share in a growing market. Together with the benefits of past restructuring an improvement in operating performance was achieved. Further investment is under consideration and a further improvement in performance is expected in the year ahead.

Europe

The profit improvement programme undertaken in 2005 at the Leeds factory in the United Kingdom contributed to an improvement in operating performance of the European **folding cartons** business. The folding carton market in the United Kingdom, however, remained highly competitive with customers constantly seeking to reduce their packaging costs.

An innovative sandwich pack which was developed by our Gillingham factory was chosen as one of the best packaging inventions in the fast-food sector and was recognised with a number of awards. We also made good inroads in Scotland into the high-quality carton market for spirits.

We increased our market share of **healthcare packaging** with new product introductions contributing to better volumes. Margins, however, remained under pressure from a consolidating pharmaceutical industry.

The non-core Contract Packing business was sold during the year.

A further improvement in both sales revenue and trading income is expected from the European paper segment in 2007.




Packaging excellence
In Everything that we do

Plastics

	Revenue		Trading income*		Trading margin %	
Rm	**2006**	2005	**2006**	2005	**2006**	2005
Africa	**2 554**	2 601	**195**	187	**7.6**	7.2
Europe	**1 291**	1 073	**154**	87	**11.9**	8.1
Total	**3 845**	3 674	**349**	274	**9.1**	7.5

**Before abnormal items*

Africa

Another good performance by the rigid plastics business supported by an improved contribution from flexible packaging resulted in this segment showing a better performance for the year.

Demand in South Africa for carbonated soft drinks and juices improved, and resulted in substantial growth in sales of **PET bottles.** Investment in additional capacity was undertaken to take advantage of the increased demand for both pre-forms and bottles. A number of long-term contracts were concluded during the year.

There was steady growth in the demand for **high density plastic bottles** for milk and juice but overall volumes were affected by the loss of some business to liquid cartons. Sales of **sorghum beer cartons** continued to grow. **Juice cartons** fitted with resealable closures, which are manufactured and marketed in a joint venture with Elopak, also experienced ongoing growth.



In **Zambia**, demand for sorghum beer cartons was particularly strong with plastic bottles benefiting from increased demand from dairy customers. The strength of the Zambian kwacha, however, resulted in pressure on margins.

The **toothpaste-tube** market was fairly static due partly to the importation of filled product, resulting in lower demand for locally produced tubes. New, plastic barrier laminated tubes for pharmaceutical and cosmetic products have been introduced and are expected to contribute to higher sales in the year ahead. **Plastic tubs** showed good growth, and additional capacity was installed during the year.

Plastic crates benefited from increased demand from the beverage and dairy sectors whilst large **plastic drum** sales increased following further conversion from steel by lubricant oil customers. The recent weakening of the rand has also contributed to an improvement in alcohol export-related business. The ongoing demand for large drums has been supported by recent investment and commissioning of additional capacity.

We exercised our call option to acquire the remaining 50% shareholding in **Burcap**, with effect from 1 October 2006, which will give us 100% of this business. This transaction is subject to the approval of the Competition Tribunal. Burcap manufactures plastic pails and buckets and the ongoing conversion from metal cans to plastic pails for paint has benefited this business and further good growth is anticipated in the year ahead.

There was lower demand in the **Zimbabwean** rigid plastics business which continued to suffer shortages of raw material due to lack of foreign currency.

We are expecting further growth in the rigid plastics businesses in the year ahead.

The **flexibles packaging** business improved performance in 2006 following the major restructuring exercise started in 2005. Subject to Competition Commission approval, agreement has been reached to sell the **retail bag** business as part of an ongoing review of our business portfolio.

Sales of "long-run" flexible packaging products and foil continued to be affected by imports and reduced exports whilst margins were also under pressure from excess industry capacity. The recent weakening of the rand is likely to benefit this sector in the coming year. In addition, certain sectors of the flexible packaging market are showing good growth and we are investing in a number of new projects to participate in this growth.

The equipment to produce flame-retardant **roofing insulation** was commissioned during the year and will generate increased sales in 2007.

The performance of the Zimbabwean business was affected by the difficult trading conditions.

The growth projects, more efficient manufacturing and a weaker rand will contribute to a further improvement in performance of the flexible packaging businesses in the year ahead.

Europe

We strengthened our position as the leading supplier of **plastic bottles** to the dairy market in the United Kingdom. Sales revenue increased following gains in market share, higher polymer prices and the inclusion for a full twelve months of the two in-plant operations acquired in 2005. This together with manufacturing efficiencies and tight cost control resulted in a much improved operating performance.

There were a number of one-off benefits which impacted favourably on 2006 and which will not be repeated in 2007. Trading income in 2007 is therefore expected to decline but will nevertheless still be at a very acceptable level.

Group Services

Group Services include head office activities, procurement, insurance, some centralised information technology costs, marketing, research and development, treasury and property.

	Revenue		Trading income*	
Rm	**2006**	2005	**2006**	2005
Africa	**(10)**	–	**59**	10
Europe	**253**	172	**28**	(2)
Total	**243**	172	**87**	8

**Before abnormal items*

Africa

The increase in trading income was largely due to a reduction in information technology costs in the year.

Europe

The trading income improved as a result of a reduction in employment and insurance costs.

John Bortolan
Chief executive officer

Sandton
22 November 2006



Senior Management



Rizwan Ahmed-Hassen (52)
BCompt (Hons) CA(SA)
Strategic development director: Flexibles



Deon Breedt (52)
BMil (Com), BCom (Hons)
Managing director: Redibox



Chris Brink (44)
Managing director: Bevcap



Charles Bromley (43)
BSc Eng Chem
Africa director responsible for non-packaging businesses



Barry Clarke (53)
Managing director: Interpak Books



Mark Collet (55)
Managing director: Nampak Cartons Europe



Johan de Smidt (41)
MDP/MBA (Open University Business School London)
Managing director: Elopak



Philip de Weerdt (52)
BSc Eng, MBA, SEP (Stanford)
Africa director responsible for Rigid Plastics



Roy Douglas (49)
BSoc Sci (Economics) MBA
Managing director: Divfood



Tim Elliott (53)
BCom
Managing director: Sacks



Rob Francois (45)
BCom
Managing director: L & CP and Aluminium Foil



Stuart Goode (56)
MBA, FCCA, SMP (Cranfield)
Director: Europe



Mark Kathan (36)
CA(SA)
Finance director: Africa



Lynne Kidd (46)
BA (Hons)
Group human resource executive



Mlungisi Mathonsi (37)
BSc (Hons), MBA (Scotland)
Managing director: Tubes & Tubs and Burcap



Robin Moore (47)
BCom
Africa director responsible for Flexibles



Armindo Morais (52)
BCom, HDip Acc, CA(SA), MBA, SEP (Stanford)
Chief information officer



Rob Morris (44)
Pr Eng, BSc Eng (Chem), BCom (Hons)
Managing director: Cartons & Labels



John Moyes (58)
Managing director: Bevcan



Ephraim Msane (44)
BSc (Chem Eng)
Managing director: Megapak and Petpak



Neill O'Brien (52)
BProc
Company secretary and group legal adviser



Derek Perryman (45)
Managing director: Liquid Paper



Willem Pienaar (41)
Dip (Business Administration) University of Birmingham
Managing director: Liquid Plastics



Tom Reid (44)
HND Mech Eng, BCom
Managing director: Nampak Plastics Europe



Leon Taviansky (36)
CA(SA)
Finance director: Europe



Fezekile Tshiqi (52)
BA PGDHRM
Human resources director: Africa



Peter van Lienden (60)
BSc (Hons), MSc (cum laude)
Strategic development director: Rigid Plastics



Johan Visser (48)
BSc (Hons) Food Science
General manager: Nampak Research & Development



Malcolm Ward (55)
M.I.Biol
Managing director: M.Y. Healthcare



Darryl Weisz (43)
BA, HDPM (Wits), PDM (Henley)
Managing director: Tissue



Willie Wiese (45)
Master Elect Eng, MSc Indus Eng, MBA (Wits)
Managing director: Corrugated



Chief Financial Officer's Review



Tim Jacobs
chief financial officer

Foreword

The financial year under review has been characterised by the conversion to International Financial Reporting Standards ("IFRS"), a strong improvement in overall trading results and the implementation of a share buyback as part of the group's black economic empowerment transaction concluded in 2005. This review comments on these activities and provides further clarity on key policies, judgements, financial risk management and economic indicators adopted by the group. It also comments on the financial position and performance of the group for the year.

Accounting policies and practices

In terms of the JSE Listing Requirements full compliance with IFRS is required for financial years beginning on or after 1 January 2005. Accordingly, the consolidated financial statements as well as comparative information have been prepared in conformity with IFRS. The principal policies have been applied consistently with the previous year.

IFRS conversion

The IFRS conversion project was initiated in June 2004, employing the services of PricewaterhouseCoopers as financial reporting adviser to the project. The project was completed in December 2005 and on 20 February 2006 the group released audited restatements of consolidated financial statements for the year ended 30 September 2005.

A reconciliation of the most significant adjustments to the financial information for the year ended 30 September 2005 is shown below:

	Notes	Attributable earnings Rm	Headline earnings Rm
As previously reported		781.1	760.7
IFRS restatements:			
Property, plant and equipment	1	(20.2)	39.9
Post-employment benefits	2	111.8	(17.8)
Share-based payments	3	(225.1)	(225.1)
Deferred tax rate adjustment		6.9	6.9
SA GAAP restatement:			
Associates	4	(3.2)	(3.2)
As reported under IFRS		**651.3**	**561.4**
Restated IFRS earnings per share (cents)		**102.0**	**88.0**

	Equity Rm
As previously reported	5 265.0
IFRS restatements:	
Property, plant and equipment	616.3
Post-employment benefits	(226.5)
SA GAAP restatement:	
Associates	(3.2)
As reported under IFRS	**5 651.6**

1. Certain items of property, plant and equipment were restated at the opening balance sheet date at fair value. The fair value is deemed to be the cost of the assets. The effect of the restatement of property, plant and equipment at fair value was R777.5 million. All other items of property, plant and equipment were restated in terms of IAS16 – *Property, plant and equipment* at historical cost. In addition, where significant components of property, plant and equipment have significantly different useful lives or residual values, those components are accounted for as separate items of property, plant and equipment. The useful lives and residual values of property, plant and equipment were reassessed at the opening balance sheet date and depreciation adjusted accordingly.



2. Unrecognised actuarial gains or losses at the opening balance sheet date were recognised in opening retained income. The group has elected to early adopt IAS19 – *Amendment to IAS19 – Employee benefits – Actuarial Gains and Losses.* In terms of this standard, the group has elected to recognise actuarial gains and losses in full through equity to reduce volatility in the income statement.
3. In terms of IFRS2 – *Share-based payment*, the group recognised an expense of R225.1 million in 2005 in respect of share options. In addition, the group accounted for its BEE transaction in terms of IFRIC8 – *Scope of IFRS2* (share-based payments). Included in this amount is a once off expense for the shares issued to the Nampak Employee Share Trust ("NEST") and the fair value of the shares issued to Red Coral Investments 23 (Proprietary) Limited of R219.5 million.
4. Following a review of the respective shareholder agreements, some investments previously classified as joint venture companies, were reclassified to associate companies.

Restatements

Following the issue of Circular 9/2006 by SAICA in May 2006, the group restated its revenue to reflect an amount net of cash discounts, settlement discounts and rebates. Previously, these discounts were shown as other operating income. Comparative figures have been restated. The effect of the restatement on the revenue for 2006 was a decrease of R365.2 million (2005: R367.4 million).

Judgements and key assumptions

Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments and these are set out in detail on page 84 of the annual financial statements.

Future accounting developments

IFRS6 – *Exploration for and Evaluation of Mineral Resources* ("IFRS6") and IFRS7 – *Financial Instruments – Disclosure* ("IFRS7") were issued during the current year. IFRS6 does not apply to the group.

IFRS7 requires additional disclosures to expand on the significance of financial instruments and their impact on the financial performance and position of the group. In addition, both qualitative and quantitative disclosures on the nature and extent of risk assumed. The standard is effective for years commencing on or after 1 January 2007, and will be effective for the group in the 2008 financial year.

The International Financial Reporting Interpretations Committee ("IFRIC") issued several new interpretations during the current year. The adoption of these interpretations is not expected to have a material impact on the financial results or position of the group.

In July 2006, the International Accounting Standards Board ("IASB") announced a number of steps to assist jurisdictions and entities in adopting IFRS and to enhance its consultation processes. The most significant announcement was that no new standards will be effective until 2009. In addition, the IASB has undertaken to increase the lead time for implementation of standards and to allow greater opportunity for input by preparers. The group will assess the potential implication of all new standards issued during this period and adopt an implementation plan where applicable.

Economic indicators

The principal economic indicators applied in the preparation of the group results are shown below.

		2006	2005
Exchange rates			
Rand/UK pounds	– average	**11.85**	11.53
	– closing	**14.55**	11.21
Rand/Euro	– average	**8.10**	7.93
	– closing	**9.85**	7.64
Rand/US dollar	– average	**6.57**	6.24
	– closing	**7.77**	6.35
Zim$/US dollar	– average and closing	**1 200**	100
Inflation rates			
South Africa (CPIX)		**5.0%**	4.7%
Continental Europe (CPI)		**1.8%**	1.8%
United Kingdom		**2.4%**	2.0%
Zimbabwe (hyperinflation)		**1 200%**	360%
Weighted average interest rates			
Rands	– out of funds	**7.9%**	7.4%
	– in funds	**7.0%**	7.0%
UK pounds	– out of funds	**5.0%**	7.1%
	– in funds	**4.4%**	4.5%
Euros	– out of funds	**3.0%**	4.4%
	– in funds	**2.4%**	1.8%
US dollars	– out of funds	**5.1%**	3.5%
	– in funds	**4.5%**	2.9%
Nigeria naira	– out of funds	**13.0%**	13.0%
	– in funds	**1.0%**	0.8%

Financial risk management

A detailed analysis of the group's financial risk management is set out in note 2 of the annual financial statements.

Exchange rates

Despite a relatively stable average exchange over the period, significant rand volatility against most major currencies was seen throughout the year. The group treasury department regularly tests the benefits of taking cover compared to payments at spot rates. The results of the review undertaken during the year reinforced the group's policy of protecting cash flows from the effects of a weakening currency by covering all net foreign currency-denominated transactions by way of derivative instruments, in particular forward exchange contracts.

Interest rates

The group's funding requirements are structured using a combination of fixed and variable rate debt. To address concerns over increasing interest rates in South Africa the group entered into a number of interest rate derivative contracts during the year. These vary from relatively short duration to as far out as 2010. In Europe, the group exploited favourable euro interest rates by switching a portion of pound denominated debt into euro denominated debt.

Commodity prices

The group hedged 6 350 tons of aluminium during the year. Other commodities used by the group were purchased at spot rates. Prices of tinplate have started to rise sharply and strategies are being evaluated to minimise the short-term impact of these on input costs into our metals businesses.



Liquidity

The group actively manages its liquidity risk through its treasury operations in South Africa and Europe. Banking facilities are reviewed annually with sufficient capacity retained to meet expected future funding requirements. The commercial paper programme was used during the year.

Review of results

Income statement

	2006 Rm	2005 Rm	Variance %
Revenue	**15 261.9**	15 113.7	1
Trading income	**1 508.6**	1 311.0	15
Abnormal gains/ (losses)	**29.3**	(63.8)	
Profit from operations	**1 537.9**	1 247.2	23
Net finance costs	**122.7**	107.4	14
Income from investments	**4.8**	33.8	
Profit before tax	**1 420.0**	1 173.6	21
Income tax expense	**553.7**	519.4	
Profit after tax	**866.3**	654.2	32
Share of profit from associates	**–**	0.9	
Minority interest	**4.5**	3.8	
Net profit for the year	**861.8**	651.3	32

Revenue increased R148.2 million to R15 261.9 million for the year, while trading income increased R197.6 million to R1 508.6 million. A full analysis of trading performance is included in the Chief Executive's Report on pages 10 to 25 of the annual financial statements. An evaluation of the source of change for 2006 is presented below:

	Turnover		Trading income	
	Rm	%	Rm	%
Disposed operations[1]	**(657.5)**	(4.4)	**(46.6)**	(3.6)
Translation	**(92.5)**	(0.5)	**(69.6)**	(5.3)
Hyperinflation	**27.6**	0.2	**1.6**	0.1
South Africa continuing operations	**247.1**	1.6	**94.0**	7.2
Rest of Africa constant currency	**379.6**	2.5	**126.7**	9.7
Europe constant currency	**243.9**	1.6	**91.4**	7.0
Increase	**148.2**	1.0	**197.5**	15.1

[1]*Includes 50% of Nampak Glass, Tufbag, Contract Packing and Nasaba Tissue.*

The results for the year have again seen abnormally large adjustments for hyperinflation in Zimbabwe and the corresponding translation of these hyperinflated numbers first into US dollars and then rands. Real inflation as measured independently on a basket of goods has increased from 360% last year to 1 200% in 2006. Similarly, the parallel exchange rate to the US dollar has moved from Z$100 to Z$1 200 at 30 September 2005 and 2006, respectively. Exchange rates were impacted by the Zimbabwe Reserve Bank consolidating the currency by a factor of 1 000 in August 2006. This does not impact the reported results.

South African operations grew both revenue and trading income following the significant restructuring undertaken last year. The weakening rand in the last quarter of the financial year has not yet had an impact on trading but is expected to benefit the group going forward if the weakness persists.

The contribution from the Rest of Africa in constant currency terms was impacted by an excellent performance from Nigeria. Revenue and trading income from Europe in constant currency terms delivered to expectations following another year of improved performance from the Plastics division, a pleasing start to the turnaround in the Cartons division and a stabilisation in the margin decline in the Healthcare division.

Net abnormal gains of R29.3 million for the year were realised (2005: R63.8 million loss). The full list of abnormal items is presented in the table and the material items commented on below:

	2006 Rm	2005 Rm
Net impairment losses on goodwill, plant and equipment	**(110.6)**	(200.0)
Share-based payment expense on BEE transaction	**(21.0)**	(219.5)
Retrenchment and restructuring costs	**(3.1)**	(150.0)
Financial instruments fair value adjustment	**88.6**	(10.5)
Profit on disposal of property	**71.7**	397.5
Net monetary adjustment – hyperinflation	**3.0**	(2.2)
Net profit/(loss) on disposal of business	**0.7**	(26.6)
Pension fund curtailment gain on disposal of business	**–**	17.6
Pension fund curtailment gain on restructure	**–**	70.2
Change in estimates – provisions	**–**	59.7
	29.3	(63.8)

The net impairment charge of R110.6 million includes goodwill of R18.2 million, ERP system of R87.6 million and plant and equipment amounting to R4.8 million (net of reversal of impairments on plant and equipment in South Africa amounting to R2.0 million).

The share-based payment expense of R21.0 million relates to the fair value of the shares granted to participants of the Black Management Trust ("BMT") set up as part of the BEE deal in 2005. Approximately 65% of the total available shares have been allocated to black managers tc date.

Profit on disposal of property in South Africa considered surplus to requirements was R71.7 million.

The financial instruments fair value gain of R88.6 million includes adjustments for open aluminium forward contracts of R18.5 million, open forward exchange contracts of R61.9 million and an interest collar of R8.2 million. The group's policy of hedging all open foreign currency positions, while the correct commercial and financial decision from a cash flow perspective, has the effect of producing significant income statement variances from year to year due to mark-to-market adjustments to the underlying contracts.

Net finance costs increased 14% to R122.7 million, mainly as a result of the repurchase of 10% of the issued share capital and is commented on more fully under the balance sheet on page 35. Increasing interest rates in South Africa and Europe, together with increased finance costs in Nigeria due to the ongoing investment in the cartons factory, also contributed to the higher net cost. This was partially offset by interest savings on the European debt, where pound denominated debt was converted into euro debt at a lower interest rate, and strong cash flows allowed for repayment of some of the outstanding capital balance. Interest cover improved from



12 to 13 times, leaving the group significant scope for gearing up its balance sheet. An analysis of net finance costs by geography is shown in the table below.

		2006	2005	%
South Africa	Rm	**97.3**	63.0	54.7
Europe and rest of Africa	Rm	**25.4**	44.4	(42.8)
	Rm	**122.7**	107.4	14.4

		2006	2005
Net foreign-denominated finance costs:			
UK pounds	£m	**(0.8)**	2.1
Euros	€m	**1.3**	1.3
US dollars	$m	**–**	0.1
Naira	Nm	**438.8**	204.4

Taxation increased to R553.7 million from R519.4 million, while the effective tax rate decreased from 44.2% to 39.0%. The effective tax rate is impacted by increased provisions and lower effective Secondary Tax on Companies ("STC") as the interim cash distribution was declared out of share premium.

Headline earnings per share increased 71.8% from 88.0 cents per share to 151.2 cents per share. Headline earnings were arrived at after adjusting for impairment charges and profit on disposal of property, plant and equipment.

Diluted headline earnings per share increased from 87.4 cents to 146.6 cents. The dilutive earnings per share was calculated by taking into account the potential dilutive impact of the shares issued to the BMT and Red Coral as well as the dilution impact of the shares/rights allocated to employees in the various share incentives schemes. A reconciliation of the number of dilutive shares is shown below:

	Number of shares	
	2006 '000	2005 '000
Weighted average number of shares	**579 969**	638 262
Effect of dilution from:		
BMT shares allocated to participants	**14 065**	–
Shares issued to Red Coral	**14 945**	–
Other share incentive plans	**6 138**	4 123
Weighted average number of shares for purposes of dilutive earnings calculation	**615 117**	642 385

The dilutive effect of the shares allocated in the BMT has been calculated by deducting the number of shares that would have had to be bought back at the average market price during the year to satisfy the future IFRS2 expense, from the number of shares allocated to participants.

The dilutive impact of the shares issued to Red Coral has been calculated by assuming that at the beginning of the period sufficient ordinary shares were repurchased at the average market price for the year to satisfy the outstanding preference share funding. The incremental number of shares issued to Red Coral was included in the dilutive earnings calculation. The preference share dividends paid for the year of R24.8 million was added back to the earnings in the dilutive earnings calculation.

Balance sheet

Net worth per ordinary share increased from 880 cents to 964 cents mainly as a result of increased profitability and a reduction in equity following the share buyback reduced equity.

In order to mitigate the dilutive effects of the BEE transaction concluded in September 2005, Nampak Limited and a subsidiary repurchased 10% of its issued share capital, comprising 63 633 855 ordinary shares of 5 cents each, on 31 October 2005 for a total consideration of R964.4 million in terms of a scheme of arrangement. 45 070 855 shares are held as treasury shares and the balance has been cancelled and restored as authorised share capital.

The share repurchase resulted in gross gearing increasing from 11% to 28%, while gross gearing moved from 22% to 36%. The group's gearing position over the past five years is shown in the table below.

Gearing
(%)


56%
97%
27%
42%
22%
36%
11%
22%
28%
36%
02
03
04
05
06
Net gearing
Gross gearing

The composition of the group's net borrowing position is:

	2006 Rm	2005 Rm	%
South Africa	**1 265.6**	116.3	(985.6)
Borrowings	**1 321.7**	565.3	1 088.2
Cash	**(56.1)**	(449.0)	
Europe and rest of Africa	**320.4**	472.5	32.2
Borrowings	**678.9**	643.7	
Cash	**(358.5)**	(171.2)	
Net borrowings	**1 586.0**	588.8	(269.4)
Net foreign denominated (cash)/borrowings analysed:			
UK pounds	**(17.6)**	40.6	
Euros	**27.0**	(5.2)	
US dollars	**–**	(0.3)	
Naira	**3 394.1**	733.6	

During the year Global Credit Rating Company reviewed the group's credit rating for domestic debt in Nampak Limited, and confirmed the credit rating for domestic debt in Nampak Products Limited, the main South African trading subsidiary:

	Rating
Short-term commercial paper (guaranteed by Nampak Limited)	A1
Short-term unsecured	A1
Long-term unsecured	A+



The South African net borrowed position increased by R1.0 billion during the year, mainly due to the share buy-back out of available cash and the balance due to an increase in working capital.

Once again strong cash flows in Europe during the year allowed the outstanding balance on the consortium loan to be reduced from £49 million to £32 million. The combination of an exceptionally strong trading performance from Nampak Europe Plastics, a significant turnaround in Cartons Europe following the restructuring exercise undertaken in 2005 and lower outstanding capital balance on the consortium loan resulted in a significant improvement in the covenant ratios. The loan covenant positions, based on IFRS, at year-end were as follows:

	Achieved	Target
EBITDA to net interest payable	21.6:1	> 4:1
Net borrowings to EBITDA	0.9:1	< 3:1

Capital expenditure decreased from R747.4 million in 2005 to R689.4 million as spending on capital projects was tightly controlled during the year. Capital commitments of R962.1 million include a number of significant capital projects that are in the pipeline, namely the completion of the glass cold end revamp, a conversion to 202 ends in Bevcan that will reduce the material component in cans and a paper mill for the Corrugated division that will supply all its waste-based paper requirements at lower grammages and reduced cost giving it a competitive advantage in the markets it serves.

Spend on intangible assets was R91.6 million as a further 11 implementations of the South African ERP system were concluded during the year. A further five are planned next year to complete the project. Importantly, the project cost has been maintained within the initial budget. Europe has been in the process of designing and implementing business systems across all the divisions. Nampak Plastics Europe successfully implemented the South African ERP standard that will also provide the financial platform for the Cartons and Healthcare division's implementation of an industry specific business system in the 2007 financial year.

A breakdown of capital expenditure and intangibles by geography, as well as capital commitments is shown below.

	Replacement Rm	Expansion Rm	Total Rm
South Africa	227.8	296.8	524.6
Rest of Africa	18.6	117.5	136.1
Europe	52.7	67.6	120.3
Total	299.1	481.9	781.0
Capital expenditure	299.1	390.3	689.4
Intangibles	–	91.6	91.6
Total	299.1	481.9	781.0
Capital commitments			962.1

Cash flow

Cash generated from operations reduced from R2 026.0 million to R1 734.9 million, mainly as a result of an increase in working capital, in particular stock and receivables. Cash flow from operations was positively impacted by a reduction in taxation payments of R54.5 million, partially offset by an increase in net interest paid of R28.2 million following the share buyback. Replacement capex was in line with last year at R229.1 million. Notwithstanding an increase in dividends per share, dividends paid decreased by 5.8% to R505.0 million as a result of the lower number of shares in issue in the market.

Investing activities include expansion capex only marginally ahead of the prior year at R390.3 million. Proceeds on disposal of Tufbag, Contract Packing, NASABA Tissue and 50% of Nampak Glass totalled R112.1 million as the group continued to clean up its portfolio of businesses. Following the restructuring undertaken in 2005 a number of properties became surplus to requirements. Proceeds on disposal of these properties totalled R83.4 million. Two further properties have been earmarked for disposal in Europe in 2007.

Financing activities included the raising of interest-bearing debt of R211.1 million and R964.5 million spent on the share buyback.

Financial objectives

The group has set a number of financial objectives that it measures itself against. Following the conversion to IFRS there has been an uplift in net asset value and equity balances. Accordingly, the targets have been reviewed to take this into account.

Objective	Achieved	Target
Return on net assets	19%	23%
Return on equity	15%	21%

Performance against target for 2002 to 2006 is shown below. Years prior to 2005 are not restated for IFRS purposes.

Return on net assets
(%)


20%
26%
23%
26%
23%
26%
17%
23%
23%
19%
02
03
04
05
06
RONA
Target

Return on equity
(%)


18%
23%
19%
23%
19%
23%
12%
21%
21%
15%
02
03
04
05
06
ROE
Target



Cash distribution/dividends

Following the strong recovery in headline earnings for the year, the board has increased the cash distribution per share by 15% to 96.1 cents per share (2005: 83.6 cents per share). This results in a cover of 15 times and a yield of 5.3% at 30 September 2006.

Disposals

Effective 1 October 2005 the group disposed of 50% of Nampak Glass to Wiegand-Glas for €18 million. From this date the results of Nampak Wiegand-Glas have been proportionately consolidated.

Effective 1 November 2005, the group disposed of its Tufbag division for R9 million. Tufbag's results were included until the effective date.

Effective 28 February 2006, the group disposed of Contract Packing in Europe for £0.6 million.

Effective 1 February 2006, NASABA Tissue, a joint venture in Tanzania was disposed of.

The group sold its Flexpak business at Bellville in the Western Cape as a going concern; together with the immovable property for R28.5 million plus the value of stock. The sale is conditional upon approval of the Competition Commission. The business was classified as a disposal group held for sale on the balance sheet.

Contingent liabilities

Contingent liabilities increased from R22.9 million to R756.9 million, mainly due to the inclusion of R746.3 million in respect of South African tax assessments.

The South African Revenue Service ("SARS") has raised assessments against a number of companies in the group, covering three broad areas.

The first area of assessment relates to Malbak Limited and a number of its subsidiary companies, which were acquired by the group in August 2002, in respect of transactions which took place between 1991 and 2001. SARS is claiming tax on deemed interest and alleged foreign exchange gains on loans made to an indirect, offshore subsidiary of Malbak, donations tax on the sale by Malbak of its rigid plastic business in 2001 and donations tax on the write-off of loans made to a number of employee share trusts which were set up in the Malbak group. In respect of the Malbak assessments the group has investigated each transaction and has taken legal opinion, including two senior counsels. As a result, the group is confident that it can successfully defend against these assessments. Objections were lodged against all the assessments with SARS. An amount of R50 million has been paid to SARS on a without prejudice basis and a suspension of further payment obligations has been granted at least until the objections have been considered by SARS.

In the second area of assessment SARS is seeking to tax the profits made by Metal Box Botswana (Proprietary) Limited in the years 1996 to 2001 on the grounds that Metal Box Botswana was effectively managed in South Africa and did not have a permanent establishment in Botswana. Again the group is confident that it can successfully defend this assessment and an objection has been lodged with SARS.

In the third area of assessment SARS is seeking to tax the portion of the insurance proceeds, arising from the fire at the glass furnace in 2004, that is considered capital in nature. In addition, SARS is seeking to tax some of the proceeds earlier than the date on which these amounts were included in the tax return. The group is still in the process of reviewing the facts, but based on a preliminary assessment, is confident that it can successfully defend this assessment. An objection will be lodged in due course.

The tax contingent liabilities includes R243.8 million for tax, R128.7 million for penalties and R373.8 million for interest.

Last year the group reported on a complaint lodged with the Competition Commission for alleged collusion with respect to the acquisition of cullet for glass container manufacturing and that this complaint had been referred to the Competition Tribunal for hearing. There is nothing further to report on this issue and the date of the hearing has not yet been set.

In September 2002, Diehl France, a member of the Diehl group acquired in 2004, lost a case brought by Rotanotice in France, who claimed a patent infringement relating to the method and installation for manufacturing certain printed documents. Diehl's appeal was not successful. Rotanotice has submitted a claim totalling €4.3 million that is subject to review by a court-appointed expert. On acquisition of the Diehl group this matter was specifically addressed in the purchase agreement and an amount of €2.0 million is held in escrow pending the outcome of the action. Nampak is exposed to any judgment in excess of this amount.

Subsequent to Diehl losing the appeal, Rotanotice has lost similar patent infringement claims against other manufacturers in France, as well as an action against Diehl in Germany for the same patent infringement. Diehl is attempting to challenge the original judgment made by the court in France given these recent developments. In addition, during 2006 the court-appointed independent expert valued the amount of indemnities to be paid at €1.5 million in his final report. As the value of the potential claim is now less than the amount held in escrow, no amount is included in contingent liabilities in the current year.

Subsequent events

Effective 1 October 2006 the group exercised its call option to acquire the remaining 50% in Burcap Plastics (Proprietary) Limited for R23.6 million subject to approval of the Competition Tribunal.

Tim Jacobs
Chief financial officer

Sandton

22 November 2006



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Supplementary Information

for the year ended 30 September 2006

S1 SIX-YEAR FINANCIAL REVIEW

GROUP FINANCIAL OBJECTIVES

Return

To achieve a return before interest and taxation of at least 23% per annum on average total assets, an after tax return on equity of at least 21% and for investment decisions to exceed the weighted average cost of capital of 15.3%.

Earnings

To achieve a growth in earnings per share of not less than the annual inflation rate plus the economic growth rate (gross domestic product).

Asset management

To manage the investment in inventories and receivables to its commercially lowest level.

Cash flow

To generate sufficient cash flow after absorbing increases in working capital, financing charges, taxes and dividends, to fund capital expenditure for replacement of fixed assets.

DEFINITIONS AND METHODOLOGY

Return

Profit from operations plus income from investments.

Equity

The aggregate of interest attributable to equity holders of the parent and minority interest.

Total assets

The net book value of property, plant and equipment (including properties), the carrying value of intangible assets, investments, deferred tax assets and current assets (excluding cash).

Gross operating assets

The net book value of property, plant and equipment (including properties), the carrying value of intangible assets, investments and current assets (excluding cash).

Net assets

Gross operating assets after deducting trade and other payables (including provisions).

EBITDA

Earnings before interest, investment income, share of associates, tax, depreciation and amortisation.

Total liabilities

The aggregate of long-term and current liabilities (deferred tax is excluded).

Total borrowings

All interest-bearing debt.

Dividend declared per ordinary share

Prior year final dividend plus current year interim dividend per ordinary share.

Employee numbers used for calculations

Total number of employees time weighted for acquisitions and disposals and adjusted for the group's share of joint ventures.

Productivity per employee

Volume growth over growth in number of employees.

Deflated statistics

Historical statistics adjusted to 2001 money terms using the consumer price index.

Ordinary shares in issue

Total shares in issue after adjustment for treasury shares.

		IFRS	SA GAAP				
		2006	2005 Restated	2004	2003	2002	2001
S1 SIX-YEAR FINANCIAL REVIEW *(continued)*							
Earnings and dividend data							
Weighted number of ordinary shares in issue	'000	**579 968**	638 262	640 958	640 444	531 237	509 361
Headline earnings per ordinary share	cents	**151.2**	88.0	146.1	145.4	140.9	87.6
– Change over previous year	%	**72**	(40)	1	3	61	(28)
– Five-year compound annual growth rate	%	**1**	0	4	8	7	(2)
Earnings per ordinary share	cents	**148.6**	102.0	150.9	141.1	123.7	82.3
– Change over previous year	%	**46**	(32)	7	14	50	(32)
– Five-year compound annual growth rate	%	**4**	4	5	8	4	(3)
Cash distribution/dividends declared per ordinary share*	cents	**96.1**	83.6	74.1	63.5	55.1	53.3
– Change over previous year	%	**15**	13	17	15	3	–
– Five-year compound annual growth rate	%	**12**	9	8	8	6	6
Cash distribution/dividend cover	times	**1.5**	1.2	2.0	2.2	2.2	1.5
FINANCIAL DATA							
Return on equity	%	**15**	12	19	19	18	15
Return on total assets	%	**14**	12	16	16	13	11
Return on net assets	%	**19**	17	23	23	20	17
Total asset turn	times	**1.9**	2.0	1.7	1.6	1.5	1.7
Gross gearing	%	**36**	22	36	42	97	71
Net gearing	%	**28**	11	22	27	56	35
Interest cover	times	**13**	12	11	7	9	10
Effective rate of tax	%	**39.0**	44.2	34.8	38.1	33.9	26.5
Number of ordinary shares in issue*	'000	**581 235**	641 888	641 574	640 571	640 178	509 406
Net asset value per ordinary share	cents	**964**	880	839	758	748	516
– Change over previous year	%	**10**	5	11	1	45	8

**Net of treasury shares*



		IFRS			SA GAAP		
		2006	2005 Restated	2004	2003	2002	2001
S1 SIX-YEAR FINANCIAL REVIEW *(continued)*							
EMPLOYEE DATA							
Permanent employees		**14 376**	15 204	16 466	18 025	13 764	11 933
Temporary employees		**1 825**	2 498	2 656	1 672	1 637	1 443
Total employees		**16 201**	17 702	19 122	19 697	15 401	13 376
Employee numbers used for calculations		**16 515**	17 894	17 869	18 392	14 096	13 376
Revenue per employee	R'000	**924**	845	979	988	971	783
Employment cost per employee	R'000	**189**	190	202	198	192	164
Productivity per employee	Index	**85**	78	85	83	108	109
OPERATING RESULTS							
Revenue	R million	**15 261.9**	15 113.7	17 494.6	18 174.0	13 684.7	10 474.3
Trading income	R million	**1 508.5**	1 311.0	1 801.6	1 257.0	860.5	955.7
Profit attributable to equity holders	R million	**861.8**	651.3	967.1	903.5	657.1	419.3
EBITDA	R million	**2 196.3**	1 889.0	2 433.5	2 519.2	1 728.8	1 169.0
BALANCE SHEETS	R million						
Total shareholders' funds		**5 603.9**	5 651.6	5 415.9	4 947.8	4 886.0	2 867.5
Long-term retirement benefit (net)		**721.9**	540.7	161.9	147.8	106.7	(130.0)
Deferred tax and other non-current liabilities		**702.3**	684.0	433.6	370.1	408.5	339.4
Long-term interest-bearing debt		**1 021.8**	929.7	1 091.5	1 289.0	1 879.1	1 365.4
Current liabilities		**4 385.7**	3 473.5	3 975.6	4 354.9	6 039.3	2 902.6
Total equity and liabilities		**12 435.6**	11 279.5	11 078.5	11 109.6	13 319.6	7 344.9
Property, plant and equipment		**5 217.9**	4 819.5	4 228.1	4 255.7	5 075.8	3 045.8
Intangibles		**1 093.3**	1 062.3	1 240.4	1 092.3	1 145.8	(29.2)
Investments and deferred tax		**312.1**	210.9	55.0	117.6	187.4	135.5
Current assets		**5 812.3**	5 186.8	5 555.0	5 644.0	6 910.6	4 192.8
Total assets		**12 435.6**	11 279.5	11 078.5	11 109.6	13 319.6	7 344.9

		IFRS	SA GAAP				
		2006	2005 Restated	2004	2003	2002	2001
S1 SIX-YEAR FINANCIAL REVIEW *(continued)*							
CASH FLOW	R million						
– Cash generated from operations		**1 734.9**	2 026.0	2 130.2	2 006.9	1 766.5	1 067.8
– Cash retained from operating activities		**402.8**	561.6	391.6	906.1	940.5	417.1
– Additions to property, plant and equipment		**(781.0)**	(847.6)	(995.6)	(884.4)	(784.4)	(390.6)
– Net (decrease)/increase in cash		**(799.8)**	423.7	(48.0)	17.9	(378.4)	(208.9)
SHARE PERFORMANCE							
Market price per share							
– Highest	cents	**1 950**	1 655	1 500	1 570	1 480	1 340
– Lowest	cents	**1 490**	1 385	1 230	1 100	1 015	980
– Year-end	cents	**1 820**	1 589	1 410	1 230	1 340	1 075
Number of ordinary shares in issue*	000	**653 726**	669 314	641 574	640 571	640 178	509 406
Market capitalisation**	R million	**11 898**	10 635	9 046	7 879	8 578	5 476
Volume of shares traded	000	**339 971**	323 728	421 267	356 681	376 032	330 127
Value of shares traded	R million	**5 720.2**	4 977.6	5 614.6	4 610.5	4 669.4	3 774.9
Volume of shares traded as a percentage of total issued shares	%	**52.0**	48.4	65.7	55.7	58.7	64.8
Earnings yield**	%	**8.3**	5.5	10.4	11.8	10.5	8.1
Cash distribution/dividend yield**	%	**5.3**	5.3	5.9	5.7	4.5	5.0
Price/earnings ratio**	times	**12.0**	18.1	9.7	8.5	9.5	12.3

**Before treasury shares*
***Based on year-end market price*



	Profit from operations as reported		Abnormal items		Trading income		Margins before abnormal items	
	2006 R million	2005 R million	2006 R million	2005 R million	2006 R million	2005 R million	2006 %	2005 %
S2 ADJUSTED SEGMENTAL INFORMATION								
Metals and Glass	**700.4**	636.8	**21.5**	(36.6)	**678.9**	673.4	**15.3**	15.4
Africa	**700.4**	636.8	**21.5**	(36.6)	**678.9**	673.4	**15.3**	15.4
Paper	**435.6**	105.7	**40.4**	(249.3)	**395.2**	355.0	**5.6**	5.0
Africa	**349.3**	225.8	**44.1**	(54.2)	**305.2**	280.0	**6.9**	6.2
Europe	**86.3**	(120.1)	**(3.7)**	(195.1)	**90.0**	75.0	**3.4**	2.9
Plastics	**339.2**	623.9	**(10.3)**	350.5	**349.5**	273.4	**9.1**	7.4
Africa	**186.4**	175.3	**(9.1)**	(11.8)	**195.5**	187.1	**7.7**	7.2
Europe	**152.8**	448.6	**(1.2)**	362.3	**154.0**	86.3	**11.9**	8.0
Group Services	**62.7**	(119.2)	**(22.3)**	(128.4)	**85.0**	9.2		
Africa	**30.4**	(195.7)	**(26.7)**	(206.8)	**57.1**	11.1		
Europe	**32.3**	76.5	**4.4**	78.4	**27.9**	(1.9)		
Total	**1 537.9**	1 247.2	**29.3**	(63.8)	**1 508.6**	1 311.0	**9.9**	8.7
Geographical analysis								
South Africa	**1 174.9**	784.1	**46.4**	(306.8)	**1 128.5**	1 090.9	**10.7**	10.0
Rest of Africa	**91.6**	58.1	**(16.6)**	(2.6)	**108.2**	60.7	**12.1**	10.0
Europe	**271.4**	405.0	**(0.5)**	245.6	**271.9**	159.4	**6.5**	4.2
Total	**1 537.9**	1 247.2	**29.3**	(63.8)	**1 508.6**	1 311.0	**9.9**	8.7

BASIS OF CALCULATION

Abnormal items are defined as items of income and expenditure, which do not arise from normal trading activities or are of such a size, nature or incidence that their disclosure is relevant to explain the performance for the period.

Shareholders' Analysis

at 30 September 2006



MAJOR INDIVIDUAL HOLDINGS

According to the register of shareholders at 30 September 2006, the following shareholders controlled 5% or more of the issued ordinary share capital:	Number of shares held	% of total issued shares
Allan Gray Limited	152 450 506	23.32
Industrial Partnership Investments (Remgro Limited)	78 096 694	11.95
Sanlam Investment Management	74 323 926	11.37

Nominee disclosures

To the best of the directors' knowledge, having made enquiries of nominees and other registered holders of Nampak's ordinary shares, the following parties hold beneficial interests of more than 5% of such ordinary shares:

Industrial Partnership Investments (Remgro Limited)	78 096 694	11.95
Allan Gray Limited	43 158 895	6.60
Nampak Products Limited (treasury shares)	45 070 855	6.89
Public Investment Corporation	42 668 078	6.53
Sanlam	42 188 948	6.45

Ordinary shareholder spread analysis at 30 September 2006	Number of shareholders	Number of shares held	% of total issued shares
Public	8 390	496 994 806	76.02
Non-public	17	156 731 355	23.98
Analysis of non-public ordinary shareholders			
Directors and associates	12	533 324	0.08
Nampak Products Limited (treasury shares)	1	45 070 855	6.89
Trustees of the Nampak Black Management Trust	1	27 369 195	4.19
Trustees of the Nampak Employees Share Trust	1	5 610 000	0.86
Trustees of the Nampak 1979 Share Purchase Trust	1	51 287	0.01
Industrial Partnership Investments (Remgro Limited)	1	78 096 694	11.95
Preferred ordinary shareholder spread analysis at 30 September 2006			
Non-public	1	31 857 195	100.00
Analysis of non-public preferred ordinary shareholders			
Red Coral Investments 23 (Proprietary) Limited	1	31 857 195	100.00
Red Coral Investments 23 (Proprietary) Limited is owned as follows:			
Aka Packaging (Proprietary) Limited		17 840 029	56.00
Unions: CEPPWAWU and South African Typographical Union		8 920 015	28.00
Broad-based women's grouping (National African Women's Alliance)		3 185 720	10.00
Nampak black non-executive directors		1 911 431	6.00
6% cumulative preference shareholder spread analysis at 30 September 2006			
Public	61	196 851	49.21
Non-public	3	203 149	50.79
Analysis of non-public 6% cumulative preference shareholders			
Shareholding in excess of 10% of the 6% preference share capital	3	203 149	50.79
6.5% cumulative preference shareholder spread analysis at 30 September 2006			
Public	21	32 643	32.64
Non-public	4	67 357	67.36
Analysis of non-public 6.5% cumulative preference shareholders			
Shareholding in excess of 10% of the 6.5% preference share capital	4	67 357	67.36



Sustainability Report

Corporate sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing the risks



Introduction

Sustainability seeks to provide the best outcomes for the human and natural environments both now and in the indefinite future. Sustainability embraces a number of principles, including:

- Dealing with risk and uncertainty
- Environmental, social and economic goals
- Equal opportunity and community participation
- A commitment to best practice
- Continuous improvement
- Good governance

Corporate sustainability is a business approach that creates long-term shareholder value by embracing the opportunities and managing the risks.

JSE SRI Index

The JSE SRI Index criteria identify the issues that companies must meet in order to show that they have integrated triple bottom line practices across their activities. Within the Index there are four areas in terms of which companies are assessed, namely environmental, economic and social sustainability practices, as well as corporate governance practices.

In the 2005 assessment Nampak achieved a pass in each of these categories with a pass overall, retaining its place as one of the 58 listed companies that made it onto the Index.

Corporate social investment and sustainability committee

This committee sets the overall policy for corporate social investment and allocates resources to the appropriate projects. The committee meets four times per annum to monitor and review progress on the group's social investment and sustainability objectives. The committee is chaired by the human resources director of our Africa region and members include professional managers from human resources, environment, health and welfare, property and investor relations. A non-executive director also sits on the committee.

Economic impact

Countries of operation

The group operates in most provinces in South Africa and in 11 countries on the African continent outside South Africa. It also has operations in eight countries in Europe.

GROUP VALUE ADDED STATEMENT

for the year ended 30 September

	2006 R million	2005 Restated R million
Revenue	**15 261.9**	15 113.7
Paid and payable for raw material, goods and services	**9 559.8**	9 536.3
Value added	**5 702.1**	5 577.4
Income from investments	**4.8**	33.8
Total wealth created	**5 706.9**	5 611.2
Applied as follows:		
Employees		
Salaries, wages and other benefits	**3 120.8**	3 399.9
Government		
Charged against the group	**637.3**	437.3
Deferred tax	**16.4**	169.7
Providers of capital:		
Net finance costs	**122.7**	107.4
Dividends and cash distributions to shareholders	**503.5**	535.2
Reinvested for future growth:		
Depreciation and amortisation	**658.4**	641.8
Net impairment of assets	**110.6**	200.0
Minority interest	**4.5**	3.8
Retained earnings for the year	**532.7**	116.1
Total value added	**5 706.9**	5 611.2
Dealings with government		
Gross contributions to government		
Company taxes	**537.3**	349.7
RSC levies	**18.0**	23.9
Rates and taxes	**41.0**	28.9
Customs and excise duties	**44.3**	36.8
Other government grants	**3.3**	2.0
Charged against group income	**637.3**	437.3
Collected on behalf of government	**1 326.6**	1 207.8

Value distributed to stakeholders



9%
55%
2006
22%
2%
12%
Employees
Government
Providers of capital
Reinvested for future growth
Shareholders
9%
61%
2005
17%
2%
11%

- Employees benefited by R3.1 billion (55%) by way of remuneration and employee benefits;
- Shareholders received R504 million (9%) in the form of dividends and a cash distribution;
- Taxes paid to governments amounted to R654 million (12%);
- R123 million (2%) was paid to providers of capital; and
- Earnings retained to fund the future growth of the group amounted to R1 306 million (22%).

Economic transformation

The Nampak group is committed to broad-based black economic empowerment and supports the Broad-Based Black Economic Empowerment Act and the Department of Trade and Industry's codes of good practice and scorecard.

Ownership

At least 5% of the shares in the group are held by its South African employees and 5% are held by a broad-based BEE consortium. This consortium comprises:

- Aka Capital, which is chaired by Reuel Khoza, a leading businessman and one of the group's black non-executive directors;
- Nampak's other two black non-executive directors, Keith Mokoape and Lot Ndlovu;
- The National Women's Alliance;.
- The Chemical, Energy, Paper, Printing, Wood and Allied Workers Union (CEPPWAWU); and
- The South African Typographical Union (SATU).

Management control

At board level there are three black non-executive directors and, with some directors approaching the mandatory retirement age, this could provide the opportunity of broadening both the racial and gender profile of the board.

Employment equity

The group has for many years been committed to employment equity in South Africa and we are fully compliant with the Employment Equity Act. The required reports were submitted timeously to the Department of Labour.

Employment equity committees, which include management and labour representatives, are fully functional in all the group's operations and divisional managing directors, together with the human resources director for Africa are responsible for the setting of employment equity targets taking into account the overall group objectives. The group's senior executives' incentive bonuses are discounted for failure to achieve these targets.

As a proportion of the group's management, African managers represent 22% against a target of 24%, whilst black managers (African, Coloured and Asian) represent 40% against a target of 40%. Female managers are currently 20% of all managers in the group.

The trends in the group's management staff complement are shown in the following charts:

Employment equity profile
(%)



5%
9%
18%
68%
6%
10%
19%
65%
7%
10%
21%
62%
7%
11%
22%
60%
03
04
05
06
Coloured
Asian
African
White

Gender profile
(%)



17%
83%
17%
83%
19%
81%
20%
80%
03
04
05
06
Female
Male

The targets in our BEE charter have been set at 55% for all black managers and 20% for black female managers by 2014.



Skills development and training

Our Foundation Development Programme ("FDP") is designed for production and clerical employees with leadership potential to enable them to move into supervisory roles. Thirty-three employees were involved in this programme in 2006, of whom 97% are black.

Supervisors or other skilled employees who have potential to advance to management positions attend the Tomorrow's Leader Programme ("TOM") and during the year 30 candidates completed the programme, of whom 67% are black.

Our Management Development Programme ("MDP Plus") is aimed at high-potential middle managers and 18 managers completed the programme in 2006, of whom 61% are black.

The Graduate Recruitment and Development Programme ("GRDP") addresses the skills shortage in engineering, finance, information technology and marketing. It is a two-year programme during which young graduates are placed in jobs at divisions and complete an academic course involving individual and group assignments. Successful candidates are offered permanent employment in the group. There are currently 25 graduates in the programme of whom 24% are black.

In addition to the abovementioned specific programmes we conduct extensive training, including manufacturing techniques, industrial relations, productivity improvement, health and safety, first aid and fire-fighting to name but a few. Since 2001 we have received refunds totalling R41 million from the Department of Labour as a proportion of the skills development levy. Nampak continues to play a significant role in the Media, Advertising, Printing, Publishing and Packaging – Sector Education and Training Authority ("MAPPP SETA") by ensuring that appropriate training is provided to the industry.

A total of 3 728 South African employees, of whom 79% are black, attended a range of occupational training courses during 2006 as shown in the table below.

African	1 506
Coloured	826
Asian	603
White	793
Total	**3 728**

Social impact

Responsibility to society

The group has a target of allocating up to 1% of its profit after tax to corporate social investment. During 2006 R6.5 million was spent on the following:

Education – R3.7 million

Our ***bursary scheme***, which has been operating successfully for many years, provides assistance to high-potential learners to continue their education at tertiary institutions. We focus mainly on those learners who are studying towards accounting, science and engineering degrees and endeavour as far as possible to offer them employment opportunities in the group. A total of 49 bursars are currently involved in the scheme.

Our ***school-partnering programme*** is now in its fifth year. The schools chosen for this initiative are carefully selected and are in areas close to our factories and where it is likely that our employees' children will attend.

We are presently partnering three schools in Gauteng, two in the Western Cape and one in KwaZulu-Natal. Improvement plans are formulated in conjunction with the school governing bodies and may vary depending on the particular needs of each school. These plans may include:

- Improving teachers' mathematics and science credentials;
- Equipping laboratories and libraries;

- Employing qualified librarians;
- Providing computer centres;
- Providing administrative infrastructure and modern teaching aids;
- Enhancing security and general infrastructure;
- Environmental education; and
- Awarding bursaries to the top students in mathematics, science and accounting.

A Nampak employee from a factory in close proximity to each school is tasked with maintaining regular contact with the school management and members of the corporate social investment and sustainability committee meet with the school governing bodies at least twice per annum to review academic results and future needs.

The Education Quality Improvement Partnerships ("EQUIP") programme which is run by the National Business Initiative ("NBI"), has been implemented at the two schools which we helped build under the auspices of the Nelson Mandela Foundation. This programme focuses on improving the overall management and capacity of the schools and assists them in developing into strong and viable education institutions with sound and strategically designed school development plans.

We renewed our commitment to the Business Trust which works together with government and business in a number of projects. Since its inception in 1999, over 140 companies in South Africa have committed more than R1.2 billion to the Business Trust. One of its projects is to stimulate employment by encouraging investment and growth by supporting the development of priority sectors and removing the impediments to growth and investment. It also builds capacity by supporting education and training and encouraging self-reliance amongst the unemployed.

Health and welfare – R1.1 million

Nampak Tissue manufactures Cuddlers which is one of the leading brands of disposable diapers. Recognising the dire need for good sanitation we donated almost 1 million disposable diapers to several homes which care for babies affected by Aids. We have donated almost five million diapers since our Thembalethu (Our Hope) programme began in 2003.

Hospices provide unique care to the terminally ill and we continued to provide financial assistance to hospices in the eastern and western Cape, Gauteng and KwaZulu-Natal.

Environment – R1.5 million

Eco-Schools

The Eco-Schools programme is designed to encourage curriculum-based action for a healthy environment. It is an internationally-recognised award scheme that accredits schools that make a commitment to continuously improving their school's environment. Eco-Schools is a programme of the Foundation for Environmental Education and the South African programme was launched in May 2003.

The group helped initiate this programme which was implemented by the Wildlife and Environment Society of South Africa ("WESSA") in partnership with WWF-SA.

Over 1 000 schools have registered with the programme since its inception with many earning their "green-flags" at the first attempt and others retaining their flags. Schools that manage to keep their flags for five years are awarded a special International Flag and gold certificate.

Used beverage cans

Collect-a-Can, which collects and recycles used beverage cans, has been running an annual schools' competition since 1993, the primary objective of which is to promote environmental responsibility and education amongst children. Schools not only generate funds from the cans they sell to Collect-a-Can but also have an opportunity of winning cash prizes which can be used to improve their facilities. Nampak continued its co-sponsorship of this important project in which over 700 schools participated in 2006.



Various other charities – R0.2 million

We contributed to many worthy causes in 2006, including:

- African Enterprise – an interdenominational, multicultural ministry that seeks to mobilise local communities to bring about spiritual, social and economic transformation;
- Project SA Trust – an organisation which places selected young school leavers from the United Kingdom, those ready to go to university, in a voluntary assignment in rural development projects in South Africa;
- Nokuthula Centre – for mentally handicapped children in Alexandra Township which is close to our corporate offices in Sandton;
- Ikageng Old Age Relief Fund – this organisation, which was established in 1984, provides care to the elderly and disabled in Tshepiso, Bophelong, Boipatong and Sebokeng which are areas in which some of our employees based at our factory in Vanderbijlpark live;
- Business Against Crime – a non-profit organisation founded by business to collaborate with government in the fight against crime;
- Peace Parks Foundation – in memory of the late Dr Anton Rupert, a leading South African businessman;
- Lerato Love Home – a home based in Alexandra Township, which cares for more than 80 abused, abandoned and orphaned children;
- Tzadokah Home – a children's home based at Eersterivier in Cape Town; and
- Witkoppen Health & Welfare Centre – established 50 years ago, it provides primary healthcare services to local communities.

Responsibility to employees

HIV and Aids

We have a comprehensive HIV and Aids awareness programme and 76% of our South African employees have now undergone voluntary counselling and testing on site. The current prevalence rate is below that reported by other major manufacturing organisations in South Africa and we continue to encourage all our employees to come forward for testing.

Occupational health and safety

The group complies with the Occupational Health and Safety Act. At our factories, safety, health and environment committees are in place to assess and reduce the impact on the environment of our manufacturing activities and to ensure the safety of our employees. We unfortunately have to report an accident in one of our operations in which one of our employees was tragically killed. There were also 12 incidents in which fingers were amputated mainly due to employees not adhering to laid-down safety procedures. The disabling injury frequency rate was 1.68.

Asbestos

We made further good progress in the phased replacement or encapsulating of asbestos building materials at our factories. This project will continue in 2007 and will be completed in the next few years.

Emissions/waste disposal

Our safety, health and environment committees are responsible for identifying any emissions or waste disposal practices that do not conform to acceptable standards. We have a formalised environmental policy which is aligned to ISO14000.

Food and pharmaceutical standards

We adhere to several food-related safety and quality standards including:

- Hazard Analysis and Critical Control Point ("HACCP");
- European Union directives on materials in contact with food; and
- British Retail Consortium ("BRC") standards on manufacturing and supplying food packaging.

People development

We continue to focus on the identification, development and retention of our people to ensure that we have appropriate leadership and specialist talent.

Succession planning reviews are conducted regularly by the executive committee to identify employees with potential for advancement. Management training programmes are reviewed to ensure that they are aligned with the group's strategies.

Interacting with our employees

The group has a variety of participative structures at different levels for dealing with issues which affect employees. These include national framework agreements with all three major trade unions associated with the group in South Africa, collective bargaining mechanisms, safety committees, employment equity and skills development committees and other participative forums.

In our European operations we have collective labour and voluntary recognition agreements.

These structures are designed to achieve good employer and employee relationships through effective sharing of relevant information, the identification and resolution of conflict as well as consultation by management with employees.

Environmental impact

Recycling

Packaging is a vital component of modern living providing protection, portability, preservation and convenience as well as attracting consumers to our customers' products. It is, however, also a visible part of the waste-stream and the group is directly involved in recycling of all the main packaging materials.

As Africa's largest packaging company we are acutely aware of the impact that our products can have on the environment in which we live and are consequently directly involved in many recycling initiatives including:

Metals

Collect-a-Can is a joint venture with Mittal Steel and collects and recycles 67% of used beverage cans in southern Africa, one of the highest rates in the world.

Glass

Cullet forms an integral part of the manufacturing process and our glass bottle-manufacturing operation continues to develop strategies for improved collection and recycling.

Paper

The overall recycling rate of paper in South Africa varies between 65% and 70% of potential waste generated. Nampak collects and recycles some 170 000 tons of paper waste per annum which is used to produce tissue wadding and packaging papers at our paper mills.

In Europe we are a member of Pro-Carton, which is an organisation that promotes soundness and cost-effectiveness of folding cartons.

Plastics

We continue to participate in the Enviromark and other initiatives driven by the South African Plastics Federation. Nampak Polycyclers converts recycled polyethylene into crates, drums, refuse bins and buckets.

Approximately 40 000 collectors receive an income from the various collection and recycling initiatives across the different packaging material types.



Corporate Governance

Board of directors

Nampak's board of directors is committed to ensuring that the group adheres to high standards of corporate governance in the conduct of its business.

Nampak complies with all the requirements for corporate governance of the JSE Limited and in the year under review applied all the principles of the Code of Corporate Practice and Conduct contained in the 2002 King Report, except as set out in this report.

Nampak has a unitary board structure which comprises three executive and 10 non-executive directors. Mr A S Lang retired as an executive director on 30 September 2006 and Mr R V Smither was appointed as a non-executive director on 26 July 2006. All the non-executive directors are independent with the exception of Messrs R J Khoza and M H Visser. The chairman, Mr T Evans, became independent by definition on 1 October 2006. The board adopted a formal charter during the 2004 financial year which sets out the board's responsibilities.

The positions of chief executive officer and chairman are separated, with responsibilities divided between them for matters affecting the board and management.

The board meets at least six times per annum and the details of attendance in financial year 2006 are provided at the end of this report. The board is responsible for the strategic direction of the group, while also maintaining control over all material matters affecting the group including operational performance, risk management and the selection of directors. All service contracts with executive directors may be terminated on notice periods not exceeding 12 months. All directors are subject to retirement by rotation and re-election by shareholders every three years and the reappointment of non-executive directors is not automatic. The appointments of new directors are subject to confirmation by shareholders at the first annual general meeting after their appointment. Biographical details of all the directors are set out on page 5 of this annual report.

There are comprehensive management reporting disciplines in place which include the preparation of annual budgets by all operating units. The strategic plan, the group budget, summaries of divisional sales, operating profit and capital expenditure are reviewed and approved by the board. Results and the financial status of divisions are reported on at board meetings against approved budgets and compared to the prior year. Profit projections, forecast cash flows and working capital and borrowing levels are also reported on at these meetings.

All directors have access to the advice and services of the company secretary. In appropriate circumstances they may seek independent professional advice about the affairs of the company at the company's expense. The director concerned would initially discuss and clear the matter with the chairman or the company secretary unless this would be inappropriate.

An orientation and induction programme for directors is in place. The chairman of the board is responsible for monitoring the performance of each individual director, while the chairman of each committee is responsible for monitoring the performance of the relevant committee and its individual members.

Board committees

The board has established four formal committees which are dealt with below.

Remuneration and nominations committee

Members:

T Evans (chairman)

D A Hawton

M M Katz

M L Ndlovu

Remuneration and nominations are combined into a single committee, the remuneration and nominations committee. The committee is chaired by the chairman of the company and in addition comprises three independent directors. Mr Evans was classified as an independent non-executive director from 1 October 2006, but it was not considered appropriate to appoint an independent director as an interim chairman until then. The committee meets at least three times per year and meetings are also attended by the chief executive officer, but he does not participate in discussions regarding his own remuneration.

The committee met on four occasions during the financial year. It operates within written terms of reference, which were adopted on 10 September 2002.

The terms of reference provide direct authority to the committee to consider contractual arrangements of executives including general remuneration policy. The committee is authorised to approve executive remuneration that is fair and competitive at the commencement of each financial year, after taking into account the business strategy and talent-retention objectives. The three major elements of the remuneration structure are benchmarked separately in applicable jurisdictions, namely guaranteed package, annual cash incentive bonus and long-term rewards (share awards), and weighting between the elements may be adjusted from time to time to support the group's strategic requirements.

The committee also reviews the executive recommendations for non-executive directors' fees and committee fee structures against market data before submission to the board and finally shareholders at the annual general meeting for approval.

Audit committee

Members:

P L Campbell (chairman)

T Evans

M M Katz

R V Smither (appointed 26 July 2006)

R A Williams

The audit committee is chaired by an independent director of the company and in addition comprises four independent, non-executive directors. Mr Campbell will be replaced by Mr Smither as chairman of the committee when he reaches the mandatory retirement age of 70 in 2007. The committee meets at least three times per year and the meetings are also attended by appropriate executives including the chief executive officer and the chief financial officer.

The committee operates within written terms of reference which were updated in 2003. The responsibility of the committee includes the review and evaluation of the effectiveness of the internal controls of the group (with reference to the findings of both the internal and external auditors), the nature, scope and performance of internal audit, the consideration of the appointment of the external auditor, the review of the nature and scope of


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the external audit, review of the process for financial reporting and monitoring of compliance with laws and regulations, material pending litigation, material defalcations, risk management, insurance covers, the ethics policy of the group, important accounting issues and specific disclosures in the financial statements.

The internal and external auditors report to the committee at each meeting on the results of their work and they also have unrestricted access to the chairman and other members of the committee.

A risk management committee has been formed as a committee of the board reporting through the audit committee and it provides assistance in the identification, assessment, managing and monitoring of risks facing the group.

Risk management committee

Members:

T N Jacobs (chairman)

G E Bortolan

P L Campbell

N Cumming

N P O'Brien

S Meisel

R V Smither (appointed 26 July 2006)

(Note: Mr P A Stevens and Mr A S Lang resigned as members of the committee on 31 January 2006 and 30 September 2006 respectively.)

The risk management committee operates within written terms of reference. It was formed in the 2003 financial year as a committee of the board, but reports to the board through the audit committee. The committee meets at least twice per year in the week before meetings of the audit committee. The committee is chaired by the chief financial officer, since it performs primarily an executive function. The committee also comprises the chairman of the audit committee, the chief executive officer and other senior executives of the group. The primary function of the committee is to understand and review the group's risk environment, to ensure that significant rights are identified, assessed, managed and reported on and to report via the audit committee to the board on the risk management work undertaken.

Corporate social investment committee

Members:

F V Tshiqi (chairman)

N Bengani

S S Dennis

G A Hayward

L D Kidd

K M Mokoape

M A Otto

The committee meets at least four times per year. It is chaired by the general manager: human resources and also comprises an independent director and senior managers of the group.

The function of the committee is dealt with on page 47 of the Sustainability Report.

Risk management

Accountability

The focus of risk management is on identifying, assessing, managing, monitoring and reporting material forms of risk across the group.

The board is accountable for the total process of risk management and internal control. Its policy on risk management encompasses all significant business risks to the group including strategic, financial, operational, technology, environmental and compliance risks.

The risk environment in which the business operates is ever-changing. Each level of management, from the board of directors downwards, is responsible for regular appraisals of the risk environment in which they operate and to ensure that significant risks are identified, assessed, managed, and reported on.

The risk management framework defines the company's risk management standards and procedures, which in turn guide how significant risks are identified, assessed, managed and reported on, and are based on the requirements of the King II Code of Corporate Practice and prevailing best practice. During the year the group's risk management framework was aligned to the 2004 Committee of Sponsoring Organisations ("COSO") enterprise risk management framework.

Structure

Group internal audit is responsible for facilitating the risk management and assurance processes across the group. The internal audit programme is continuously aligned with the results of the risk management programme.

Risk assessment

Formal risk assessments are completed annually at each division and group support function using a proprietary risk management software and structured methodology. The group continuously benchmarks its enterprise risk management processes to prevailing best practices and enhances and aligns them therewith.

The risk assessment methodology used evaluates the possible impact of the risk assessed, and formalises the mechanisms and measures used to monitor, manage and control those risks. These are reviewed at group level through a consolidated risk register.

The risk assessment process has determined the estimated value at risk of the group's top risks worldwide. The group's main residual risks after factoring in controls identified by this process, as at 30 September 2006, listed alphabetically are:

- Currency volatility
- Environmental management.
- Global procurement trends
- Inbound supply chain
- Market dynamics
- Reputation
- Retention and development of human capital


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Risk response and assurance

A group-wide system of internal control is used to manage significant risks. This provides reasonable assurance that the company's business objectives will be met.

Risks are further controlled and managed by group policies limiting exposure in specific areas such as finance, treasury, human resources, marketing, procurement, quality assurance, as well as external and internal insurance programmes. Furthermore, risk and control audits of all plants are carried out annually to check compliance against written standards and the occupational health and safety requirements.

The group seeks to maintain a sound system of internal control, based on its policies and guidelines, in all material associates and joint ventures. Where this is not possible the responsible directors seek assurance that significant risks are being managed in an acceptable manner.

Accountability and audit

The directors confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. For this reason they continue to adopt the going-concern basis for preparing the financial statements.

The annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). They are based on appropriate accounting policies which have been consistently applied and are supported by reasonable and prudent judgements and consistent estimates. Adequate accounting records and internal controls and systems have been maintained to provide reasonable assurance on the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for the group's assets. Such controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties.

The effectiveness of internal controls and systems is monitored through the utilisation by management of internal control checklists, formal reporting of material defalcations and other losses and the use of an internal audit department.

The internal audit department is an independent appraisal function which reviews the adequacy and effectiveness of internal controls and the systems which support them. This includes controls and systems at the operating entities and in relation to business and financial risks which could have an adverse effect on the group. Weaknesses identified by the internal auditors are brought to the attention of the directors and management. The head of the internal audit department reports directly to the chairman of the audit committee, but is responsible administratively to the chief financial officer. He may be dismissed or appointed only with the concurrence of the audit committee. The purpose, authority and responsibility of the internal audit department is formally defined.

The external auditors provide an independent assessment of internal controls and systems through the audit work that they perform. They complement the work of the internal auditors and review all internal audit reports on a regular basis. The external auditors are also responsible for reporting on whether the financial statements are fairly presented and their report is presented on page 71.

Nothing has come to the attention of the directors, nor the attention of the internal or external auditors, to indicate that any material breakdown in the functioning of the abovementioned internal controls and systems has occurred during the year under review.

During the year under review the external auditors provided valuable non-audit-related services to the company including:

- consultancy services for the implementation of the ERP system — R10.3 million
- taxation consultancy services — R7.9 million
- corporate finance — R1.4 million
- human resource consulting — R0.9 million

The board has considered the extensive use made of consultancy services from the external auditors for the implementation of the ERP system and for taxation services, but is satisfied that the separation of reporting responsibilities ensures that the independence of the external auditors is not jeopardised.

Ethics

Nampak's Code of Business Ethics requires all directors and employees to act with honesty and integrity and to maintain the highest ethical standards. The code deals with compliance with laws and regulations, conflicts of interest, relationships with customers and suppliers, gifts and favours, remuneration, outside employment, directorships, company funds and property, confidentiality, company records and communications, competition, insider trading, donations and sponsorships and employment and labour rights.

Nampak operates Tip Offs Anonymous, which allows callers to report confidentially on any violations of Nampak's policies and procedures. All disclosures received, resultant investigations and the outcome thereof are communicated and reported to the audit committee.

Systems and procedures are in place to monitor and enforce the code and the directors believe that the requirements of the code have largely been met by employees.

Price-sensitive information

In accordance with the JSE Limited's guidelines on price-sensitive information, the company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. Only the chairman, the chief executive officer, the chief financial officer and the investor relations manager may discuss matters which may involve price-sensitive information with third parties. The company follows a "closed period" principle, during which period employees and directors are prohibited from dealing in the company's shares.

The usual closed periods endure from approximately the middle of March until the publication in May of the interim results for the six-month period ended 31 March and from approximately the middle of September until the publication in November of the financial results for the year ended 30 September. Additional periods may be declared "closed" from time to time if circumstances warrant this action.


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Attendance at board and committee meetings during the year ended 30 September 2006

	Board		Audit committee		Risk management committee		Corporate social investment committee		Remuneration and nominations committee	
	A	B	A	B	A	B	A	B	A	B
G E Bortolan	6	6			2	2				
P L Campbell	6	6	5	5	2	2				
N Cumming	6	6			2	2				
T Evans	6	6	5	5					4	4
D A Hawton	6	6							4	4
T N Jacobs*	6	6			2	2				
M M Katz	6	6	5	5					4	4
R J Khoza	6	6								
A S Lang***	6	6			2	0				
K M Mokoape	6	4					4	3		
M L Ndlovu	6	4							4	4
R V Smither**	1	1								
M H Visser	6	6								
R A Williams	6	6	5	3						

Column A indicates the number of meetings held during the period the director was a member of the board and/or committee.

Column B indicates the number of meetings attended during the period the director was a member of the board and/or committee.

**Appointed with effect from 1 October 2005.*
***Appointed with effect from 26 July 2006.*
****Resigned with effect from 30 September 2006.*


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Remuneration philosophy

The remuneration philosophy is designed to support the group's strategy of a performance culture through attraction and retention of the appropriate calibre of directors and senior executives. The remuneration components are structured to create a climate that motivates and supports high levels of performance from an individual contribution and team perspective. The attraction and retention of talent requires remuneration structures that are relevant, transparent and competitive when benchmarked against appropriate market survey data and practices in each jurisdiction. The annual cash incentive bonus combined with the longer-term share plans are structured to encourage sustainable superior growth in earnings through the achievement of challenging performance criteria and are designed to align longer-term director remuneration directly to growth in shareholder wealth. The committee aims to place an appropriate balance in the weightings between the guaranteed pay elements and the on-risk pay elements within the overall remuneration structure.

Executive directors' remuneration

Directors' remuneration consists of:

- a guaranteed package component that includes a cash salary plus the cash value of all benefits such as retirement funding contributions, assured benefit premiums, medical aid and motor vehicle;
- an annual cash incentive bonus scheme where rewards are determined against achievement of individual performance criteria and annual financial targets; and
- a longer-term incentive scheme which has traditionally been provided in the form of share options, but is now provided through performance share plans.

Guaranteed package

Director job levels are established with assistance from external consultants after considering the size and complexity of the role. These are then benchmarked against the market on an annual basis at the end of each financial year using comprehensive survey data in related industries for each jurisdiction. This information, together with an overview of published remuneration, provides the committee with a sound base on which to make informed decisions.

The committee has the authority to approve guaranteed packages that will attract and retain the correct calibre of talent. Guaranteed package levels are recommended by the chief executive officer after taking into account individual experience, current performance and contribution, and future career progression.

The targeted level of guaranteed packages for 2007 is the market median.

Retirement funding, assured benefit cover and healthcare form part of the overall guaranteed package in line with general market trends in each of the jurisdictions. The company liability in respect of retirement funding and assured benefits has been capped for directors where the company meets the contributions as a fixed percentage of the guaranteed package. Directors who joined the company prior to 1 June 1996 receive post-retirement medical aid cover funded by the company on retirement. The costs of providing for this benefit for directors and other key management have been included on page 143 of this report.

The guaranteed packages earned by the directors are reflected in table 1(a) on page 63 of this report.

Certain directors who reside in South Africa are also responsible for operational direction and management offshore and are contracted to and paid remuneration by those structures. These amounts are reflected separately in table 1(a) and are reviewed annually or when director responsibilities change.

Annual cash incentive bonus

The annual cash incentive bonus scheme is reviewed in detail by the committee who bring experience from their participation on other remuneration committees and board positions. This experience, coupled with extensive local and international market data and trend information, provides sufficient information to set the financial targets at the commencement of each financial year once the business strategy has been agreed. The primary focus of the incentive scheme for the financial year under review remained to reward directors and senior management for the achievement of challenging financial growth. The maximum potential incentive bonus for the year ending 30 September 2006 was capped at 120% of guaranteed package for the chief executive officer and 100% for the other executive directors.

The annual cash incentive provides for rewards to be paid for achievement against financial performance targets as well as individual delivery against identified strategic targets.

During the period under review, the financial component under the incentive bonus scheme at the group level was based on growth in headline earnings per share. The operational directors' targets included an element of group performance, with the balance of the potential incentive under the financial component aligned to regional/divisional performance. The regional/divisional performance targets were based on improvements in trading income.

To continue aligning the group's employment equity strategy with director remuneration, the directors' incentive earned will be discounted up to 20% for non-achievement of employment equity targets.

The other component of the annual incentive bonus continued to be linked to the achievement of individual performance targets. Individual performance targets are reviewed by the committee and cover strategic initiatives which are considered by the board to be crucial for future growth and profitability within the group. Payments under this component are made irrespective of performance against the financial component with the committee holding overriding discretion. The sum of any incentive earned under the key deliverable component added to the guaranteed package at the median would achieve approximately the 75th percentile of guaranteed package when benchmarked against survey data.

For the financial year under review, the directors achieved the group and operational financial targets. The annual incentive bonus payments that accrued for the financial period are set out in table 1(a) and include amounts earned under the individual performance component.

The committee has reviewed the annual cash incentive scheme for the financial year ending 30 September 2007 and has decided to retain both components in the annual cash incentive bonus, namely financial and individual performance. The financial component for the directors will be based on improvements in headline earnings per share, with a component for the operational director linked to regional divisional performance.

Table 1(a): Executive directors' remuneration 2006

Name	Cash salary (rand)	Payments by offshore companies (rand) Note 1	Company contributions to retirement (rand)	Value of other benefits (rand) Note 2	Guaranteed package	Incentive bonus (rand)	Total remuneration 2006 (rand)
G E Bortolan	2 462 165	1 165 199	213 648	–	3 841 012	4 031 558	7 872 570
N Cumming	2 279 527	–	196 598	–	2 476 125	2 104 707	4 580 832
A S Lang*	2 090 245	–	180 905	3 944 483	6 215 633	1 589 803	7 805 436
T N Jacobs**	1 575 251	208 395	134 749	–	1 918 395	1 710 000	3 628 395
Total	**8 407 188**	**1 373 594**	**725 900**	**3 944 483**	**14 451 165**	**9 436 068**	**23 887 233**

**Retired from the Nampak Limited board with effect from 30 September 2006.*

***Appointed to the Nampak Limited board with effect from 1 October 2005.*

Note 1: For the purpose of total remuneration, offshore payments have been converted to rand at the average annual exchange rate.

Note 2: Other benefits comprise the value of outstanding leave pay due at retirement (R279 483), retirement gratuity (R500 000) and restraint of trade payment (R3 165 000).

Table 1(b): Executive directors' remuneration 2005

Name	Cash salary (rand)	Payments by offshore companies (rand) Note 1	Company contributions to retirement (rand)	Value of other benefits (rand) Note 2	Guaranteed package	Incentive bonus (rand)	Total remuneration 2005 (rand)
R P Becker*	1 341 234	247 329	99 515	11 250	1 699 328	–	1 699 328
G E Bortolan	2 317 148	1 110 323	180 351	19 918	3 627 740	1 340 000	4 967 740
N Cumming	2 144 590	–	165 410	18 467	2 328 467	1 091 772	3 420 239
A S Lang	1 993 255	–	154 745	34 193	2 182 193	1 369 266	3 551 459
A M Marthinusen**	1 456 877	–	109 955	3 011 462	4 578 294	480 029	5 058 323
Total	**9 253 104**	**1 357 652**	**709 976**	**3 095 290**	**14 616 022**	**4 281 067**	**18 697 089**

**Resigned from the Nampak Limited board with effect from 31 May 2005.*

***Retired from the Nampak Limited board with effect from 31 July 2005.*

Note 1: For the purpose of total remuneration, offshore payments have been converted to rand at the average annual exchange rate.

Note 2: Other benefits comprise the value of low interest rate loans, leave pay due at retirement, retirement gratuity and restraint of trade payment.


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Share plans

Until December 2004, the group provided its longer-term incentive award through the issue of share options using The Nampak 1985 Share Option Scheme ("Option Scheme") after considering individual performance, contribution and future career progression.

Shareholders approved the introduction of two new share plans to replace the Option Scheme at the annual general meeting held in February 2006. The new plans are designed to directly align the interests of the executive directors and nominated senior executives with those of shareholders.

The performance share plan provides for the grant of performance share awards to executive directors and nominated senior managers. Release of the shares is conditional upon the group's achieving specific stretch performance targets which are set by the board's non-executive directors at commencement of the three-year performance period. In order to align participant experience with shareholders and to support retention strategies, one-third of the released shares vest immediately, the second one-third a year after the release date and the final one-third two years after the release date or five years from the original award date.

The performance target for the first allocation of awards is based on the group's total shareholder return ("TSR") ranked against the TSR achievement of the constituent companies of the JSE 40 excluding resource companies. The resource companies are excluded in order to improve the relevance of the comparator group. The combined TSR performance of certain other listed packaging companies is also included in the ranking scale.

The maximum value of performance awards is set by the board's non-executive directors each year after taking into account individual performance and contribution, future succession and retention aspects. External consultants provide sufficient information to ensure that the awards are market-related and that the performance conditions can be regarded as sufficiently challenging. For the first allocation, the maximum value of shares conditionally awarded was based on 150% of guaranteed package for the chief executive officer and up to 100% for other executives. All awards for executive directors and nominated senior executives were made under the performance share plan. It is anticipated that future performance award allocations within the overall value limit may be split between the performance share plan and the share appreciation plan.

The share appreciation plan provides the board's non-executive directors with an instrument to reward executive directors and senior executives in line with shareholders as well as providing the chief executive officer with a way to motivate and retain talent at senior management levels within the group.

Under the share appreciation plan, a number of share appreciation rights will be periodically offered to executive directors, senior executives and senior managers. These rights will be conditional upon the group's achieving specific stretch performance criteria as set by the board's non-executive directors. At the end of the three-year performance period, the number of shares that are released and vest to each participant is determined against achievement of the performance targets. In order to align participant experience to that of shareholders and to support retention strategies, one-third of the shares can be accessed immediately on the release date, the second one-third a year later and the final one-third two years later or five years after commencement of the original conditional award. All vested awards must be exercised within 10 years of the original conditional award date.

The performance target for the first awards to senior managers has been based on growth in headline earnings above inflation over three years.

Non-executive directors do not participate in employee share schemes. However, if an executive transfers to a non-executive position after retirement, continued participation in any share plan issued prior to the date of retirement would be retained.

The initial awards to executive directors under the performance share plan for the performance period 1 April 2006 to 31 March 2009 are set out in table 2 below.

Table 2: Performance Share Plan awards 2006

Name	Number of awards in conditional shares at 30 September 2005	Number of shares released and subject to additional shares	Number of awards in conditional shares granted during the year	Value of awards in conditional shares granted during the year (rand)	Performance period three years from
G E Bortolan	–	–	315 000	5 355 000	1 April 2006
N Cumming	–	–	145 000	2 465 000	1 April 2006
T N Jacobs	–	–	110 000	1 870 000	1 April 2006

The actual share options issued until December 2004 and the gains on the options exercised for the financial period under review for the directors are indicated in table 3(a).

Table 3(a): Directors' share options 2006

Name	Balance at 1/10/2005	Options exercised during the year	Gains on options exercised (rand)	Exercise price (cents)	Date exercised	Balance at 30/09/2006
G E Bortolan	1 424 200	60 000	672 000	745	28/06/2006	1 364 200
N Cumming	791 900	–	–			791 900
T N Jacobs	190 000	–	–			190 000
A S Lang	579 200	42 500	310 250	1 060	21/06/2006	
		87 500	638 750	1 060	27/06/2006	
		130 000	–			449 200
T Evans	1 405 700	164 300	1 837 860	745	28/06/2006	
		8 200	91 725	745	28/06/2006	
		133 200	1 070 395	1 060	28/06/2006	
		305 700	–			1 100 000

Note: The Option Scheme has been closed to future allocations.


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Table 3(b): Directors' share options 2005

Name	Balance at 1/10/2004	Options granted during the year: Number granted	Price (cents)	Date of grant	Expiry date	Options exercised during the year	Gains on options exercised (rand)	Exercise price (cents)	Date exercised	Balance at 30/09/2005
R P Becker	522 800	195 000	1 495	01/12/2004	01/12/2014	Share options forfeited on resignation				
G E Bortolan	1 277 600	190 000	1 495	01/12/2004	01/12/2014	43 400	32 550	1 500	11/02/2005	1 424 200
N Cumming	721 900	100 000	1 495	01/12/2004	01/12/2014	30 000	21 000	1 500	22/03/2005	791 900
T Evans	1 469 100	–	–	–	–	63 400	47 550	1 500	22/03/2005	1 405 700
A S Lang	582 600	40 000	1 495	01/12/2004	01/12/2014	43 400	43 400	1 500	17/03/2005	579 200
A M Marthinusen	536 000	–	–	–	–	36 700	31 195	1 500	18/03/2005	499 300
P L Campbell	50 000	–	–	–	–	50 000	57 500	1 500	22/02/2005	–

Participants in the Option Scheme could elect to receive trust loans in terms of the Nampak 1979 Share Purchase Scheme ("the Purchase Scheme") from the share purchase trust to finance the exercise of share options. Table 4(a) reflects the movement in the trust loans during the financial period. The derived benefit of low interest rate loans granted under the Purchase Scheme is included in the value of other benefits in table 1(a) on page 63. No further loans were granted to directors to exercise share options during the period 1 October 2005 to 30 September 2006.

Table 4(a): Summary of directors' share dealings in shares acquired through the Share Purchase Scheme 2006

Name	Balance at 1/10/2005	Purchases	Sales	Balance at 30/09/2006 including shares with paid-up and outstanding loans	Effective selling price of shares during year (rand)	Total cost of shares sold during year (rand)	Gain for the year (rand)	Outstanding share trust loan balances at 30/09/2006 (rand)
G E Bortolan	66 000	–	6 600	59 400	15.13	51 810	48 048	–
N Cumming	–	–	–	–	–	–	–	–
T Evans	195 000	–	19 500	175 500	15.13	120 450	174 585	–
A S Lang	53 300	–	5 330		15.13	41 841	38 802	–
			42 970		17.90	337 315	431 849	–
			5 000	–	16.40	39 250	42 750	–

Table 4(b): Summary of directors' share dealings in shares acquired through the Share Purchase Scheme 2005

Name	Balance at 1/10/2004	Purchases	Sales	Balance at 30/09/2005 including shares with paid-up and outstanding loans	Effective selling price of shares during year (rand)	Total cost of shares sold during year (rand)	Gain for the year (rand)	Outstanding share trust loan balances at 30/09/2005 (rand)
G E Bortolan	87 600	–	21 600	66 000	326 160	324 000	2 160	–
N Cumming	116 500	–	116 500	–	1 821 130	863 000	958 130	–
T Evans	226 600	–	31 600	195 000	499 200	474 000	25 200	–
A S Lang	159 100	–	105 800	53 300	1 655 571	960 970	694 601	–
A M Marthinusen	90 700	–	18 300	72 400	277 245	274 500	2 745	–

Service contracts

Indefinite term contracts based on a notice period of between six months and 12 months by either party have been signed by the following directors: Messrs G E Bortolan, N Cumming and T N Jacobs. The committee reviews the notice periods with effect from 1 October each year and has agreed to retain the notice periods at the levels outlined above for the year ending 30 September 2007. In the event of redundancy, executives would be entitled to an additional capped payment equivalent to a maximum of 60 weeks' pay in terms of the Nampak Limited redundancy policy.

Non-executive directors' remuneration

Non-executive directors receive a fixed level of remuneration for their services based on their participation in board meetings and on other committees.

The non-executive directors do not participate in incentive bonus schemes nor are they granted share options.

The chief executive officer recommends the non-executive director fee structures after obtaining input from external consultants and the group human resource executive regarding market trends and current pay practices. These are then reviewed by the remuneration and nominations committee and the board before being submitted to shareholders for approval. An increase to the directors' and committees' fees will be proposed in 2007 with a recommendation to reduce the chairman's fee. Consideration is given to any changes in the levels of responsibility and complexity of the roles when reviewing fee recommendations.

The fees earned by non-executive directors for the financial period under review are outlined in table 5(a).


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Table 5(a): Non-executive directors' remuneration 2006

	Notes	Directors' fees (rand)	Committee fees (rand)	Total 2006 (rand)
P L Campbell		100 000	100 000	200 000
T Evans	1	1 250 000	–	1 250 000
D A Hawton		100 000	40 000	140 000
M M Katz	2	100 000	90 000	190 000
R J Khoza	3	100 000	–	100 000
K M Mokoape	4	100 000	22 000	122 000
M L Ndlovu		100 000	40 000	140 000
R V Smither	5	18 356	9 178	27 534
M H Visser	6	100 000	–	100 000
R A Williams		100 000	50 000	150 000
Total		**2 068 356**	**351 178**	**2 419 534**

Note 1: Mr Evans continues to participate in the share purchase scheme for options that were exercised prior to his retirement.

Note 2: Fees paid to Edward Nathan (Pty) Limited.

Note 3: Fees paid to AKA Capital (Pty) Limited.

Note 4: Committee fees are paid for participation in the corporate social investment committee.

Note 5: Appointed on 26 July 2006.

Note 6: Fees paid to M & I Group Services (Pty) Limited.

Table 5(b): Non-executive directors' remuneration 2005

	Notes	Directors' fees (rand)	Committee fees (rand)	Total 2005 (rand)
P L Campbell		90 000	100 000	190 000
B P Connellan*		90 000	125 000	215 000
T Evans	1	1 250 000	–	1 250 000
D A Hawton		90 000	40 000	130 000
M M Katz	2	90 000	90 000	180 000
K M Mokoape	3	90 000	22 000	112 000
M L Ndlovu		90 000	13 333	103 333
M H Visser	4	90 000	–	90 000
R A Williams		90 000	50 000	140 000
Total		**1 970 000**	**440 333**	**2 410 333**

**Resigned from the Nampak Limited board with effect from 28 September 2005.*

Note 1: The fees for the chairman take into account that approximately 30% of his time is spent on Nampak Limited business. Mr Evans continues to participate in the share purchase scheme for options that were exercised prior to his retirement and the value of the low interest rate loan for the financial year was R15 262. He also participated in deferred compensation plans whilst holding an executive position and received the maturity proceeds of R90 592 this financial year.

Note 2: Fees paid to Edward Nathan (Pty) Limited.

Note 3: Committee fees are paid for participation in the corporate social investment committee.

Note 4: Fees paid to M & I Group Services (Pty) Limited.

Contents



Certificate by Company Secretary

I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 61 of 1973 and that all such returns are true, correct and up to date.

N P O'Brien

Company secretary

22 November 2006

Approval by the Directors

TO THE MEMBERS OF NAMPAK LIMITED

The directors of the company are responsible for the preparation and integrity of the annual financial statements and related financial information included in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards and incorporate full and responsible disclosure in line with the accounting philosophy of the group.

The directors believe that the company will be a going concern for the foreseeable future.

An audit committee, consisting of non-executive directors, meets periodically with the company's external auditors and executive management to discuss accounting, auditing, internal control and financial reporting matters.

T Evans

Chairman

G E Bortolan

Chief executive officer

Sandton

22 November 2006

Independent Auditors Report

TO THE MEMBERS OF NAMPAK LIMITED

We have audited the annual financial statements and group annual financial statements set out on pages 72 to 162 for the year ended 30 September 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and group at 30 September 2006, and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Registered Auditors
Per **R G Saayman**
Partner

22 November 2006

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive
Sandton

Deloitte and Touche National Executive: G G Gelink: Chief Executive
A E Swiegers: Chief Operating Officer, G M Pinnock: Audit, D L Kennedy: Tax
L Geeringh: Consulting, M G Crisp: Financial Advisory, L Bam: Strategy, C R Beukman: Finance, T J Brown: Clients and Markets, S J C Sibisi: Public Sector and Corporate Social Responsibility, N T Mtoba: Chairman of the Board, J Rhynes: Deputy Chairman of the Board

A full list of partners and directors is available on request



Directors' Report

NATURE OF BUSINESS

Nampak Limited is listed on the JSE Limited in the Industrial Goods and Services sector under "Containers and Packaging". It is the largest and most diversified packaging manufacturer in Africa with extensive manufacturing operations in South Africa and a further 11 countries on the African continent. It produces packaging products from metal, glass, paper and plastics and is a major manufacturer and marketer of tissue products.

It is one of the leading suppliers of folding cartons to the food and healthcare sectors in Europe and it is the major supplier of plastic bottles to the dairy industry in the United Kingdom.

The group is actively engaged in the collection and recycling of all forms of used packaging.

ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The principal accounting policies have been applied consistently with the previous year on the basis set out below.

Until 30 September 2005 the consolidated financial statements were prepared in accordance with South African Generally Accepted Accounting Practice ("SA GAAP"). In preparing the consolidated annual financial statements certain accounting, valuation and consolidation methods applied in the SA GAAP financial statements have been amended to comply with IFRS. The comparative figures in respect of 2005 were restated to reflect these adjustments.

Detailed explanations and reconciliations of how the transition to IFRS has affected the reported financial position and performance of the group are recorded in Note 1 on pages 95 to 99.

BORROWING FACILITIES

Group gross borrowings at 30 September 2006 amount to R2 000.6 million (2005: R1 209.6 million). In terms of the company's articles of association, the borrowing powers are unlimited. Details of the non-current term borrowings are set out in Note 16 on pages 122 and 123.

REVIEW OF OPERATIONS AND RESULTS

The performance of the divisions and the group's results are comprehensively reviewed on pages 10 to 25 and 78 to 162.

STRUCTURAL CHANGES

As stated in the 2005 annual report under "Events subsequent to 30 September", Nampak completed the transaction with Wiegand-Glas of Germany whereby Wiegand-Glas acquired 50% of the issued share capital in Nampak Wiegand Glass (Pty) Limited (formerly Nampak Glass (Pty) Limited) for €18 million. It was further reported that Nampak Products Limited sold its Tufbag business on 1 November 2005 for a consideration of R11 million.

The group sold its 50% interest in NASABA Tissue on 1 February 2006 for a consideration of US$0.2 million.

Nampak Products Limited has agreed to sell its Bellville flexible business as a going concern together with the immovable property from which it conducted its business for a total consideration of R28.5 million plus the value of stock to Transpaco Limited. The sale is conditional upon, *inter alia*, approval by Transpaco's shareholders and the Competition Commission.

Certain properties surplus to the group's requirements were sold for a total consideration of R83.4 million.

EVENTS SUBSEQUENT TO 30 SEPTEMBER

Nampak Products Limited has exercised its call option to acquire the remaining 50% shareholding of Burcap Plastics (Pty) Limited with effect from 1 October 2006 for a consideration of R23.6 million. The acquisition is subject to the Competition Tribunal's approval.

SHARE CAPITAL

In terms of a scheme of arrangement proposed by the company between Nampak Products Limited and the company's shareholders other than the Nampak Employees Share Trust ("NEST"), the Nampak Black Management Trust ("BMT") and Red Coral Investments 23 (Pty) Limited ("Red Coral") ("the excluded shareholders"), the company and a subsidiary repurchased 10% of its issued ordinary share capital comprising 63 633 855 ordinary shares of 5 cents each on 31 October 2005 for a total consideration of R964 million.

Details of the authorised and issued share capital are given in note 15 to the financial statements.

During the year the issued ordinary share capital was increased as follows:

	Ordinary shares of 5 cents each
Issued at 30 September 2005	669 313 827
Repurchase and cancellation of ordinary shares in terms of the scheme of arrangement	(18 563 000)
Ordinary shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme ("Option Scheme")	2 479 634
Ordinary shares allotted to directors in terms of the Option Scheme	495 700
Issued at 30 September 2006	653 726 161

There were no changes to the issued preferred ordinary shares and the 6.5% and 6% preference shares.

SHARE PLANS

The Nampak 1985 Share Option Scheme ("Option Scheme")

A total of 2 975 334 ordinary shares of 5 cents each were allotted during the year consequent upon the exercise of share options.

The relevant particulars of the Option Scheme, which scheme has since been closed to future allocations, are set out below:

	Ordinary shares	
	2006	2005
Balance at the commencement of the financial year	**15 463 334**	19 752 400
Shares in respect of which options were granted	**–**	1 770 000
Options exercised during the year	**(2 975 334)**	(4 235 766)
Options forfeited	**(428 000)**	(1 823 300)
Balance at the end of the financial year	**12 060 000**	15 463 334
These options are exercisable over periods between 1 October 2006 and 1 December 2014 at a weighted average price of 1 194 cents:		
Directors	**3 895 300**	4 201 000
Other employees and retirees	**8 164 700**	11 262 334
Total	**12 060 000**	15 463 334
Number of participants	**150**	173



The Nampak Limited Performance Share Plan ("PSP") and The Nampak Limited Share Appreciation Plan ("SAP")

The purpose of the PSP is to attract, retain, motivate and reward senior employees, including executive directors of the group, who are able to influence the performance of the group, on a basis which aligns the interests of such participants with those of the company's shareholders.

The purpose of the SAP is to attract, retain, motivate and reward employees of the group who are able to influence the performance of the group, on a basis which aligns the interests of such participants with those of the company's shareholders.

The two plans may be summarised as follows:

The Nampak Limited Performance Share Plan	**2006**	2005
Number of awards in conditional shares granted during the year:		
Executive directors	**570 000**	–
Senior employees	**725 000**	–
Balance at the end of the financial year	**1 295 000**	–
Number of participants	**15**	–
The Nampak Limited Share Appreciation Plan		
Number of conditional performance shares granted to employees during the year	**3 000 500**	–
Forfeitures/cancellations	**(104 000)**	–
Balance at the end of the financial year	**2 896 500**	–
Number of participants	**156**	–

Placement of unissued shares under the control of the directors for purposes of the share plans

In terms of resolutions passed by shareholders of the company at the annual general meeting held on 8 February 2006, no more than 7.13% of the total issued ordinary shares as at 24 January 2006 (46.4 million shares) may be set aside from the unissued share capital of the company for purposes of all share plans. The total unissued shares under the control of the directors for purposes of all share plans at 30 September 2006, is summarised below:

7.13% of total issued ordinary share capital at 24 January 2006	46 398 534
Shares exercisable in terms of the Option Scheme	(12 060 000)
Awards granted in conditional shares to participants of the PSP	(1 295 000)
Awards granted in conditional performance shares to participants of the SAP	(2 896 500)
Unissued shares under the control of the directors for purposes of the share plans	30 147 034

It should be noted that, in terms of clause 12.2 of the trust deeds of both the PSP and the SAP, the number of ordinary shares which may be acquired by participants under the plans between the dates of the first awards and the fifth anniversary of the first awards, shall not exceed 2.4548% in aggregate of the company's issued ordinary share capital as at 24 January 2006, or 16 million ordinary shares.

Please refer to page 64 of the annual report for further particulars of these two plans.

DIVIDENDS AND CASH DISTRIBUTIONS

Details of dividends and cash distribution payments in lieu of dividends dealt with in the financial statements are shown below:

Class of share	Dividend/ distribution number	Cents per share	Declaration date	Last day to trade	Payment date
6% cumulative preference	74	6.00	09/12/2005	27/01/2006	06/02/2006
	75	6.00	22/06/2006	14/07/2006	24/07/2006
6.5% cumulative preference	74	6.50	09/12/2005	27/01/2006	06/02/2006
	75	6.50	22/06/2006	14/07/2006	24/07/2006
Preferred ordinary	1	50.0	30/01/2006	N/A	31/01/2006
	2	50.0	26/07/2006	N/A	31/07/2006
Ordinary share cash distribution	1	30.0	25/05/2006	21/07/2006	31/07/2006
	2	66.1	22/11/2006	05/01/2007	15/01/2007

The important dates pertaining to cash distribution number 2 are as follows:

Last day to trade ordinary shares "cum" distribution	Friday, 5 January 2007
Ordinary shares trade "ex" distribution	Monday, 8 January 2007
Record date	Friday, 12 January 2007
Payment date	Monday, 15 January 2007

Ordinary share certificates may not be dematerialised or rematerialised between Monday, 8 January 2007 and Friday, 12 January 2007, both days inclusive.

DIRECTORS AND SECRETARY

The names of the directors and secretary in office at 30 September 2006 are set out on page 5 and inside back cover of the annual report.

Effective 1 October 2005, Mr T N Jacobs was appointed a director and chief financial officer of the company and, pursuant to the company's BEE transaction, Mr R J Khoza was appointed a non-executive director.

Mr Jacobs has an indefinite-period service contract with a notice period of six months and Mr Khoza does not have a service contract as a non-executive director.

Mr R V Smither was appointed a non-executive director and a member of the audit committee of the company on 26 July 2006. Mr Smither does not have a service contract as a non-executive director.

In terms of the company's articles of association, Mr Smither retires and offers himself for election at the forthcoming annual general meeting.

Messrs M M Katz, K M Mokoape and M L Ndlovu retire by rotation in terms of the company's articles of association but, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Messrs Katz, Mokoape and Ndlovu do not have service contracts as non-executive directors.

Mr A S Lang retired as a director of the company after having served 36 years with the group.



INTERESTS OF DIRECTORS

The total direct and indirect beneficial and non-beneficial interests of the directors of Nampak Limited in the issued ordinary share capital of the company as at 30 September 2006 are shown below:

	Ordinary shares		Options to purchase ordinary shares*			
	2006	2005	**2006**	Option prices (cents)	Date of grant	2005
Beneficial interests						
Executive						
G E Bortolan	**59 400**	66 000	**59 200**	1 060	30/07/1998	59 200
			–	745	31/08/1998	60 000
			215 000	1 050	01/12/2000	215 000
			400 000	1 060	14/12/2001	400 000
			200 000	1 326	25/07/2002	200 000
			300 000	1 234	27/11/2003	300 000
			190 000	1 495	01/12/2004	190 000
N Cumming	**–**	–	**44 400**	1 060	30/07/1998	44 400
			37 500	745	31/08/1998	37 500
			100 000	1 050	01/12/2000	100 000
			250 000	1 060	14/12/2001	250 000
			80 000	1 326	25/07/2002	80 000
			180 000	1 234	27/11/2003	180 000
			100 000	1 495	01/12/2004	100 000
T N Jacobs	**–**	–	**20 000**	1 060	14/12/2001	30 000
			20 000	1 326	25/07/2002	20 000
			50 000	1 234	27/11/2003	50 000
			100 000	1 495	01/12/2004	100 000
A S Lang	**–**	53 300	**59 200**	1 060	30/07/1998	59 200
			100 000	1 050	01/12/2000	100 000
			120 000	1 060	14/12/2001	250 000
			80 000	1 326	25/07/2002	80 000
			50 000	1 234	27/11/2003	50 000
			40 000	1 495	01/12/2004	40 000

	Ordinary shares		Options to purchase ordinary shares*			
	2006	2005	**2006**	Option prices (cents)	Date of grant	2005
Non-executive						
P L Campbell	**20 880**	23 200	**–**	–	–	–
T Evans	**175 500**	195 000	**–**	1 060	30/07/1998	133 200
			–	745	31/08/1998	172 500
			250 000	1 050	01/12/2000	250 000
			66 800	1 060	14/12/2001	66 800
			433 200	1 060	23/01/2002	433 200
			241 800	1 326	25/07/2002	241 800
			108 200	1 280	31/01/2003	108 200
D A Hawton	**2 700**	3 000	**–**	–	–	–
M M Katz	**–**	–	**–**	–	–	–
R J Khoza	**–**	–	**–**	–	–	–
K M Mokoape	**–**	–	**–**	–	–	–
M L Ndlovu	**–**	–	**–**	–	–	–
R V Smither	**8 190**	–	**–**	–	–	–
M H Visser	**–**	–	**–**	–	–	–
R A Williams	**153 897**	170 997	**–**	–	–	–
Non-beneficial interests	**14**	11				

**In terms of the Option Scheme*

The following non-executive directors have an indirect beneficial shareholding in the preferred ordinary share capital of the company as at 30 September 2006:

Name of director	2006	2005
R J Khoza	**3 742 124**	3 742 124
K M Mokoape	**637 144**	637 144
M L Ndlovu	**637 144**	637 144

LITIGATION STATEMENT

The company has included in its contingent liabilities amounts of R244 million for tax, R129 million for penalties and R374 million for interest in respect of assessments raised by SARS against Malbak Limited and a number of its subsidiaries and against Metal Box Botswana (Pty) Limited. Objections have been lodged against assessments and the company is confident that its defences against the assessments will succeed.

There are no other material legal or arbitration proceedings (including proceedings which are pending or threatened of which the directors of Nampak are aware) which may have a material effect on the financial position of the group.

SPECIAL RESOLUTIONS

No special resolutions were passed by subsidiary companies during the year under review.

RETIREMENT FUNDS

Details of retirement funds are reflected in note 18 to the financial statements.

SUBSIDIARY, JOINT VENTURE AND ASSOCIATE COMPANIES

Details of the company's significant subsidiaries, joint ventures and associates are given in Annexure A on pages 159 to 161.



Group Balance Sheet

as at 30 September

	Notes	2006 R million	2005 Restated R million
ASSETS			
Non-current assets			
Property, plant and equipment	4	**5 205.8**	4 802.4
Investment property	4	**12.1**	17.1
Goodwill	5	**818.3**	712.1
Other intangible assets	6	**275.0**	350.2
Investments in associates	7	**49.4**	41.3
Other non-current financial assets	9	**253.1**	162.0
Deferred tax assets	10	**9.6**	7.6
		6 623.3	6 092.7
Current assets			
Inventories	11	**2 169.2**	2 001.8
Trade and other receivables	12	**3 121.0**	2 504.1
Tax assets		**64.2**	60.7
Bank balances, deposits and cash	13	**414.6**	620.2
		5 769.0	5 186.8
Assets classified as held for sale	14	**43.3**	–
		5 812.3	5 186.8
Total assets		**12 435.6**	11 279.5
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	15	**35.3**	36.0
Capital reserves	15	**1 040.9**	2 120.6
Other reserves	15	**195.4**	(296.3)
Retained earnings	15	**4 291.6**	3 758.9
Equity attributable to equity holders of the company		**5 563.2**	5 619.2
Minority interest	15	**40.7**	32.4
Total equity		**5 603.9**	5 651.6
Non-current liabilities			
Loans and borrowings	16	**1 021.8**	929.7
Other non-current financial liabilities	17	**18.9**	26.7
Retirement benefit obligation	18	**721.9**	540.7
Deferred tax liabilities	10	**683.4**	657.3
		2 446.0	2 154.4
Current liabilities			
Trade and other payables	19	**2 971.0**	2 883.7
Bank overdrafts and loans	16	**978.8**	279.3
Provisions	20	**67.7**	118.3
Tax liabilities		**363.1**	192.2
		4 380.6	3 473.5
Liabilities directly associated with assets classified as held for sale	14	**5.1**	–
		4 385.7	3 473.5
Total equity and liabilities		**12 435.6**	11 279.5

Group Income Statement

for the year ended 30 September

	Notes	2006 R million	2005 Restated R million
Revenue	21	**15 261.9**	15 113.7
Raw materials and consumables used		**7 512.3**	7 571.4
Employee benefit expense		**3 120.8**	3 399.9
Depreciation and amortisation expense		**658.4**	641.8
Other operating expenses		**2 752.1**	2 920.5
Other operating income		**319.6**	667.1
Profit from operations	22	**1 537.9**	1 247.2
Finance costs	24	**(185.4)**	(200.6)
Finance income	25	**62.7**	93.2
Income from investments	26	**4.8**	33.8
Share of profit of associates	7	**–**	0.9
Profit before tax		**1 420.0**	1 174.5
Income tax expense	27	**553.7**	519.4
Profit for the year		**866.3**	655.1
Attributable to:			
Equity holders of the company		**861.8**	651.3
Minority interest		**4.5**	3.8
		866.3	655.1
Earnings per share			
Basic (cents per share)	29	**148.6**	102.0
Diluted (cents per share)	29	**144.1**	101.4



Group Statement of Recognised Income and Expense

for the year ended 30 September

	2006 R million	2005 Restated R million
Exchange differences on translation of foreign operations	562.0	(102.9)
Net actuarial losses (net of tax)	(92.1)	(33.5)
Hyperinflation capital adjustment	(2.4)	(89.7)
Gains on cash flow hedges	29.5	1.4
Net income/(expense) recognised directly in equity	**497.0**	(224.7)
Profit for the year	**866.3**	655.1
Total recognised income and expense for the year	**1 363.3**	430.4
Attributable to:		
Equity holders of the company	**1 353.5**	429.7
Minority interest	**9.8**	0.7
	1 363.3	430.4

Group Cash Flow Statement

for the year ended 30 September



	Notes	2006 R million	2005 Restated R million
Cash flows from operating activities			
Cash receipts from customers		**14 897.8**	15 346.3
Cash paid to suppliers and employees		**13 162.9**	13 320.3
Cash generated from operations	35.1	**1 734.9**	2 026.0
Income from investments		**4.8**	33.8
Interest received		**56.9**	93.2
Interest paid		**(185.4)**	(193.5)
Retirement benefits, contributions and settlements		**(40.1)**	(81.6)
Income tax paid		**(364.2)**	(418.7)
Replacement capital expenditure		**(299.1)**	(361.5)
Cash flows from operations		**907.8**	1 097.7
Dividends paid		**(330.6)**	(536.1)
Cash distribution paid		**(174.4)**	–
Cash retained from operating activities		**402.8**	561.6
Cash flows from investing activities			
Expansion capital expenditure		**(390.3)**	(385.9)
Capitalised expenditure on group ERP systems		**(91.6)**	(100.2)
Acquisition of businesses	35.2	**–**	(79.5)
Proceeds on the disposal of businesses	35.3	**112.1**	401.6
Increase in non-current financial assets and investments		**(1.6)**	(2.2)
Proceeds on the sale of property, plant and equipment		**219.8**	334.7
Cash (utilised in)/retained from investing activities		**(151.6)**	168.5
Cash flows from financing activities			
New borrowings raised		**94.5**	326.7
Repayment of borrowings		**(211.0)**	(515.1)
Capital proceeds from issue of shares		**29.9**	34.0
Share buyback		**(964.4)**	(152.0)
Cash used in financing activities		**(1 051.0)**	(306.4)
Net (decrease)/increase in cash and cash equivalents		**(799.8)**	423.7
Cash and cash equivalents at beginning of year		**364.8**	(38.9)
Translation of cash in foreign subsidiaries		**(70.1)**	(20.0)
Cash and cash equivalents at end of year	35.4	**(505.1)**	364.8

Accounting Policies

for the year ended 30 September

1. BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Previously, the consolidated financial statements were prepared in accordance with South African Generally Accepted Accounting Practice ("SA GAAP") until 30 September 2005. In preparing the consolidated annual financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SA GAAP financial statements to comply with IFRS. The comparative figures in respect of 2005 were restated to reflect these adjustments.

Explanations and reconciliations of how the transition to IFRS has affected the reported financial position and financial performance of the group is provided in note 1 to the financial statements.

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are stated at fair value and adjustments, where applicable, in respect of hyperinflation accounting.

2. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB that are relevant to the group and effective at the reporting date.

The group has elected to early adopt the following new and revised standards during the current year:

- **IFRS4 – *Insurance contracts*, amended for "financial guarantees"**

  The scope of IAS39 was amended to include financial guarantee contracts issued. However, if an issuer of financial guarantee contracts has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, the issuer may elect to apply either IAS39 or IFRS4 – *Insurance contracts* to such financial guarantee contracts. The group has elected to apply IFRS4 to such contracts.

- **IAS19 – *Employee benefits* amended for "actuarial gains and losses, group plans and disclosures"**

  The amendment introduces the option of recognising actuarial gains and losses on retirement benefit plans directly in equity. It imposes additional recognition requirements for multi-employer plans where sufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements.

- **IAS21 – (Amendment) *Net Investment in a Foreign Operation***

  Exchange rate differences on monetary items that form part of the net investment in a foreign entity and are in a currency other than the functional currency of either the reporting entity or the foreign operation are now recognised in equity and no longer in profit or loss.

- **AC503 – *Accounting for Black Economic Empowerment ("BEE") transactions***

  AC503 states that if equity instruments are granted at a discount to a BEE partner, this must be expensed. BEE credentials acquired as part of a business combination shall be subsumed in goodwill and not recognised as a separate intangible asset. Where the BEE transaction includes service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognised over the period of the service conditions. Where the BEE transaction includes no service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognised immediately.

- **IFRIC8 – *Scope of IFRS2 Share-based payments***

  IFRIC8 addresses the accounting for share-based payment transactions in which some or all goods or services received cannot be identified.

At the date of authorisation of these financial statements, the following standards and interpretations were in issue but not yet effective:

- **IFRS6 –** ***Exploration for and Evaluation of Mineral Resources***
  IFRS6 specifies the financial reporting for the exploration and evaluation of mineral resources.
- **IFRS7 –** ***Financial Instruments – Disclosure***
  IFRS7 requires extensive disclosures about the significance of financial instruments for an entity's financial performance and position, and qualitative and quantitative disclosures on the nature and extent of risk.
- **IAS39 – (Amendment)** ***Cash Flow Hedge Accounting***
  The amendment allows the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in the consolidated financial statements.
- **IAS39 – (Amendment)** ***The Fair Value Option***
  The amendment changes the definition of financial instruments classified as fair value through profit and loss and restricts the ability to designate financial instruments as part of this category.
- **IAS39 – (Amendment)** ***Financial Guarantee Contracts***
  The scope of IAS39 was expanded to include financial guarantee contracts, which should be stated at fair value unless the issuer has previously asserted explicitly that they are accounted for in terms of IFRS4.
- **IFRIC4 –** ***Determining whether an arrangement contains a Lease***
  The interpretation specifies that an arrangement that meets the following criteria is, or contains, a lease that should be accounted for in accordance with IAS17 – *Leases*:
  - Fulfilment of the arrangement depends upon a specific asset.
  - The arrangement conveys a right to control the use of the underlying asset.
- **IFRIC5 –** ***Right to Interest Arising from Decommissioning, Restoration and Environmental Rehabilitation***
  The interpretation sets up guidance on how to treat reimbursement rights from decommissioning funds.
- **IFRIC6 –** ***Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment***
  The interpretation gives guidance on the treatment of provisions for collection, treatment, recovery and disposal of waste electric and electronic equipment.
- **IFRIC7 –** ***Applying the restatement approach under IAS29 financial reporting in hyper-inflationary economies***
  IFRIC7 addresses the application of IAS29 when an economy first becomes hyper-inflationary and in particular the accounting for deferred tax.
- **IFRIC9 –** ***Reassessment of embedded derivatives***
  IFRIC9 requires that a reassessment of whether embedded derivatives should be separated from the underlying host contract should be made only when there are changes to that contract. The interpretation concludes that subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.
- **IFRIC10 –** ***Interim financial reporting and impairment***
  IFRIC10 prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost.

The directors anticipate that the adoption of these standards and interpretations in future periods will not have a material financial impact on the financial statements of the group.



3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts and related disclosures. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments, as follows:

- **Estimates of asset lives, residual lives and depreciation methods**

  Property, plant and equipment are depreciated over their useful lives taking into account residual values. Useful lives and residual values are assessed annually. Useful lives are affected by technology innovations, maintenance programmes and future productivity. Future market conditions determine the residual values. Depreciation is calculated on a straight line which may not represent the actual usage of the asset.

- **Post-employment benefits valuations**

  Actuarial valuations of employee benefit obligations under defined benefit funds are based on assumptions which include employee turnover, mortality rates, discount rates, inflation rates, medical inflation, the expected long-term return on plan assets and the rate of compensation increases.

- **Consolidation of special purpose entities**

  Certain special purpose entities established as part of the BEE transaction have been consolidated as part of the group results. The group does not have any direct or indirect shareholding in these entities, but the substance of the relationship between the group and these entities was assessed and judgement was made that these are controlled entities.

- **Impairment tests of assets and intangibles**

  Impairment tests on property, plant and equipment are only done if there is an impairment indicator. Goodwill is tested for impairment annually. Future cash flows are based on management's estimate of future market conditions. These cash flows are then discounted and compared to the current carrying value, and if lower the assets are impaired to the present value of the cash flows. Impairment tests are based on information available at the time of testing. These conditions may change after year-end.

- **Valuation of share-based payments**

  The group has various share schemes, including the schemes established as part of the BEE transaction. The fair value of these schemes is determined at inception based on assumptions on estimated forfeitures, market conditions, discount rates and share price volatility. The market conditions at inception may differ significantly to the eventual outcome.

- **Valuation of financial instruments**

  Financial instruments are valued at balance sheet date. The value of financial instruments can have material fluctuations and therefore disclosed amounts may differ from the realised value.

4. BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the company and subsidiaries (including special purposes entities) where the group demonstrates it controls the entities. Control is achieved where the group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

The results of subsidiaries, associate companies and joint ventures acquired or disposed of during the year are included in the consolidated financial statements from the effective dates of acquisition or up to the effective date of disposal, as appropriate.

All inter-group transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's shares of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

5. BUSINESS COMBINATIONS

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values at the date of the exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS3 – *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS5 – *Non-current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

6. INVESTMENTS IN ASSOCIATES

Associates are those companies in which the group holds a long-term equity interest and is in a position to exercise significant influence, but not control, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS5 – *Non-current Assets Held for Sale and Discontinued Operations*. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the group's interest in that associate (which includes any long-term interests that, in substance, form part of the group's net investment in the associate) are not recognised.

Any excess of the cost of the acquisition over the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the group, profits and losses are eliminated to the extent of the group's interest in the relevant associate.



7. INTEREST IN JOINT VENTURES

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity that is subject to joint control, which is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, except when the investment is classified as held for sale, in which case it is accounted for under IFRS5 – *Non-current Assets Held for Sale and Discontinued Operations*. The group's share of the assets, liabilities, results and cash flow information of jointly controlled entities is included in the consolidated financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the group's interest in a jointly controlled entity is accounted for in accordance with the group's accounting policy for goodwill arising on the acquisition of a subsidiary.

Unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset, when it is recognised immediately.

8. GOODWILL

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of the acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purposes of impairment testing, goodwill is allocated to each of the group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill is allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable goodwill is included in the determination of the profit or loss on disposal.

The group's policy for goodwill arising on the acquisition of an associate is described under "investments in associates".

9. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell. Impairment losses on the initial classification as held for sale and subsequent reassessments are accounted for in profit or loss. Non-current assets (and disposal groups) classified as held for sale, are not depreciated.

Discontinued operations are classified as held for sale and are either a separate major line of business or geographical area of operations that have been sold or are part of a single coordinated plan to be disposed of.

10. REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of sales-related taxes. Revenue is measured net of cash discounts, settlement discounts and rebates given to customers.

Sales of goods are recognised when goods are delivered and title has passed. Revenue on services are recognised when the service has been performed.

Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Rental income from investment property is recognised in profit or loss on a straight-line basis over the term of the lease.

11. GOVERNMENT GRANTS

Government grants are initially recognised as deferred income when there is reasonable assurance that they will be received and the group will comply with the conditions associated with the grant. Grants that compensate the group for expenses incurred are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate. Grants that compensate the group for the cost of an asset are recognised as deferred income and then recognised in profit and loss on a systematic basis over the useful life of the asset.

12. LEASING

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as receivables at the present value of all minimum lease payments. The difference between the gross receivable and the present value of the receivable is recognised as unearned income. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return to the group's net investment outstanding in respect of the lease.

Rental income from operating leases is recognised on the straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition or, if lower, the present value of minimum lease payments at inception of the lease less accumulated depreciation. The discount rate to be used in calculating the present value is the interest rate implicit to the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to profit or loss over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance for each accounting period.

Rentals payable under operating leases are charged to profit or loss on the straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.



13. FOREIGN CURRENCIES

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in South African rand, which is the functional currency of the group, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement and retranslation of monetary items are included in the profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period. However, where fair value adjustments of non-monetary items are recognised directly in equity, exchange differences arising on the retranslation of these non-monetary items are also recognised in equity.

In order to hedge its exposure to certain foreign exchange risks, the group enters into derivative financial instruments. Further details are provided in the accounting policy relating to financial instruments.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the group's foreign operations are expressed in South African rand using exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Equity is translated at the rate ruling on the date of acquisition. Exchange differences arising are classified as equity and transferred to the foreign currency translation reserve. Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation. Such translation differences are recognised in profit or loss in the period in which the operation is disposed of.

The income and expenses of foreign operations in hyperinflationary economies are translated into US dollars at the exchange rate relevant at the reporting date. Prior to translating their financial statements, the financial statements are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the closing rate.

14. EMPLOYEE BENEFITS

The cost of providing employee benefits is accounted for in the period in which the benefits are earned by employees.

Short-term employee benefits

The cost of short-term employee benefits (those payable within 12 months after service is rendered, such as paid vacation and sick leave, bonuses, and non-monetary benefits such as medical care and housing), are recognised in the period in which the service is rendered and are not discounted. The expected cost of short-term accumulating compensated absences is recognised as an expense as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur.

The expected cost of profit-sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance and the obligation can be measured reliably.



Post-employment benefits

The group operates a number of defined contribution and defined benefit funds in compliance with relevant local legislation. The assets of the funds are held separately from those of the group and are administered either by trustees, which include elected employee representatives, or in some cases by independent experts.

The group does not provide post-retirement medical benefits for employees who joined the company after 1 June 1996. The obligation in respect of medical benefits to employees and pensioners employed before that date is treated as defined benefit plans.

Payments to defined contribution plans are charged as an expense as they fall due. Payments made to industry-managed retirement benefit schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement plan.

For defined benefit plans the cost of providing the benefits is determined using the projected unit credit method. Actuarial valuations are conducted on a triennial basis with interim valuations performed on an annual basis. Consideration is given to any event that could impact the funds up to balance sheet date where interim valuations are performed at an earlier date.

Actuarial gains and losses are recognised directly in equity. Actuarial gains and losses recognised outside profit or loss are presented in the statement of recognised income and expense. Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in profit or loss when the group is demonstrably committed to the curtailment or settlement.

Past service costs are recognised immediately to the extent that the benefits are already vested, and are otherwise amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service costs, and reduced by the fair value of plan assets. Any asset or surplus is limited to the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty regarding entitlement to the surplus, no asset is recorded.

Termination benefits

Termination benefits are recognised as a liability and an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before normal retirement date. Termination benefits for voluntary redundancies are recognised if the group has made an offer encouraging voluntary redundancies, it is probable that the offer will be accepted, and the number of acceptances can be reliably estimated.

Share-based payments

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group's estimate of the shares that will eventually vest.

Fair value is measured using the Binomial pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of estimated forfeitures, exercise restrictions and behavioural considerations.

15. TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of the other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

16. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

All costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and for qualifying assets, borrowing costs in accordance with the group's accounting policy are included in the carrying value of the asset. Costs also include an estimate of costs of dismantling and removing the item and restoring the site on which it is located. When parts of an item of property, plant and equipment have different useful lives or residual values, they are accounted for as separate items (major components).

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation commences when the assets are ready for their intended use. Depreciation is charged so as to write off the cost over their estimated useful lives, using the straight-line method. Depreciation is not provided in respect of land.

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The average rates of depreciation used are:

Freehold buildings	10 to 50 years
Leasehold buildings	Shorter of asset life or the lease term
Plant and equipment	2 to 20 years
Furniture and equipment	4 to 10 years
Motor vehicles	2 to 10 years

Depreciation methods, useful lives and residual values are reassessed annually or when there is an indication that they have changed.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

17. BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

18. INVESTMENT PROPERTY

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost less accumulated depreciation and any accumulated impairment losses.

19. INTERNALLY GENERATED INTANGIBLE ASSETS – RESEARCH AND DEVELOPMENT COSTS

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset is recognised only if all of the following conditions are met:

- an asset is created that can be identified (such as software and new processes);
- it is probable that the asset created will generate future economic benefits;
- the development cost of the asset can be measured reliably; and
- the product or process is technically feasible.

The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

Internally generated intangible assets are amortised on a straight-line basis over their estimated useful lives. Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

20. INTANGIBLE ASSETS EXCLUDING GOODWILL

Included in intangible assets are patents, trademarks, capitalised research and development costs, ERP system costs and computer software costs.

Patents and trademarks are measured at purchase cost and are amortised on a straight-line basis over their estimated useful lives.

Acquired computer software licences are capitalised on the basis of the costs incurred to bring to use the specific software.



Costs associated with development or maintaining computer software programs are recognised as the expense is incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads. Subsequent expenditure is capitalised when it increases the future economic benefits embodied in the specific asset to which it relates.

Intangible assets are stated at cost less accumulated amortisation and impairment losses and are amortised over their expected useful lives (three to nine years) on a straight-line basis.

21. IMPAIRMENT OF ASSETS EXCLUDING GOODWILL

At each balance sheet date, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset, or cash-generating unit, is estimated to be less than its carrying amount, the carrying amount of the asset, or cash-generating unit, is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset, or cash-generating unit, is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

22. INVENTORIES

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less all estimated costs to be incurred in marketing, selling and distribution.

23. FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognised on the group's balance sheet when the group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are measured initially at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned. They are initially measured at fair value, plus directly attributable transaction costs.

At subsequent reporting dates, debt securities that the group has expressed intention or ability to hold to maturity (held to maturity securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts.

Investments other than held to maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are included in profit or loss for the period.

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. It is measured as the difference between the investment's carrying value and the present value of future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the group are classified according to the substance of the contractual arrangement entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Bank borrowings

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the group's accounting policy for borrowing costs.

Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The group's activities expose it primarily to the financial risks of changes in foreign exchange rates, interest rates and commodity prices.

The group uses derivative financial instruments, primarily foreign currency forward contracts, commodity futures and interest rate derivatives to hedge its risks associated with foreign currency and market fluctuations relating to certain firm commitments and forecasted transactions. These derivatives are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity. The ineffective portion is recognised immediately in profit or loss. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability then, at the time the asset or liability is recognised, the associated gain or loss on the derivative that had previously been recognised in equity is included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in profit or loss in the same period in which the hedge item affects profit or loss.



Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, for forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in profit or loss as they arise.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains or losses in profit or loss.

24. PROVISIONS

Provisions are recognised when the group has a present obligation as a result of a past event, and it is probable that the group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

25. SEGMENT REPORTING

A segment is a distinguishable component of the group that is engaged either in providing related products (business segment), or in providing products within a particular economic environment (geographic environment), which is subject to risks and rewards that are different from those of other segments. The group's primary format for segment reporting is based on business segments.

The basis of segmental allocation is determined as follows:

Revenue that can be directly attributed to a segment and the relevant portion of revenue that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the group.

Profit from operations that can be directly attributed to a segment and a relevant portion of the profit that can be allocated on a reasonable basis to a segment, including profit relating to external customers and expenses relating to transactions with other segments in the group. Segment profits exclude profits that arise at a group level and relate to the group as a whole.

Operating assets are those assets that are employed by a segment in its operating activities and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Operating assets exclude investment in associates, tax assets, bank balances, deposits and cash.

Operating liabilities are those liabilities that result from the operating activities of a segment and that are either directly attributed to the segment or can be allocated to the segment on a reasonable basis. Operating liabilities exclude loans, borrowings and overdrafts, tax liabilities and the retirement benefit obligation.

26. FINANCIAL GUARANTEES

The group regards financial guarantee contracts as insurance contracts and has used accounting applicable to insurance contracts. Liabilities in terms of the financial guarantees are only recognised when it is probable that economic benefits will flow from the group.

27. OFFSET

Financial assets and liabilities are offset and disclosed on a net basis in the consolidated balance sheet when there is a legal right to set off and there is either an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.



1. IFRS CONVERSION AND PRIOR YEAR RESTATEMENTS

For the year ended 30 September 2005, the group prepared its financial statements in terms of South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). In accordance with the JSE Limited Listing Requirements, the group is required to prepare its consolidated financial statements for the year ended 30 September 2006 in accordance with IFRS.

Transitional arrangements

The date of transition to IFRS for the group was 1 October 2004 and in terms of IFRS1 – *First-time Adoption of International Financial Reporting Standards* ("IFRS1"), the group's opening balance sheet at 1 October 2004 has been restated to reflect all existing IFRS statements applicable at 30 September 2006.

The key principle of IFRS1 is full retrospective application of the standards. The statement recognises that due to cost and/or practical considerations, retrospective application is not always possible. In this respect certain exemptions or transitional elections are allowed on first-time adoption of IFRS. The group's transitional elections are set out below:

- Cumulative foreign currency translation adjustment: The group has elected that the cumulative translation differences for all foreign operations are deemed to be zero at the transition date and transferred to opening accumulated profit.
- Employee benefits: The group has elected to recognise all cumulative actuarial gains and losses on defined benefit funds in equity at the transition date.
- Property, plant and equipment: The group has elected to measure certain individual items of property, plant and equipment at fair value at the transition date. Fair value is deemed to be cost at that date.
- Business combinations: The group has elected not to retrospectively apply the requirements of IFRS3 – *Business Combinations* for business combinations that occurred prior to 1 October 2004. As a result, the carrying amount of goodwill is the depreciated amount on 1 October 2004 and previously amortised goodwill and goodwill eliminated against reserves are not reinstated.
- Share-based payments: The group has elected not to apply the provisions of IFRS2 – *Share-based Payments* to equity-settled awards granted on or before 7 November 2002, or to awards granted after that date but which had vested prior to 1 January 2005.
- Other: The group has elected not to restate comparative information in respect of IFRS4 – *Insurance Contracts*, IAS32 – *Financial Instruments – Disclosure and Presentation* (amended), IAS39 – *Financial Instruments – Recognition and Measurement* (amended) and IFRS5 – *Non-current Assets Held for Sale and Discontinued Operations*.

There have been no material adjustments to the cash flow statement in respect of cash utilised by operating activities, cash flow from investing activities and cash flows from financing activities as a result of the adoption of IFRS.

Significant adjustments

The impact of the significant adjustments, net of the applicable tax impact, as shown in the following tables:

- reconciliation of assets, liabilities and equity;
- reconciliation of the income statement; and
- reconciliation of changes in shareholders' equity

are summarised below:

1.1 Property, plant and equipment

In terms of the transitional election made in terms of IFRS1, certain items of plant and equipment were recognised at revalued amounts, being the fair value at the date of transition. The fair value is deemed to be the cost of the assets. In subsequent periods, the items will be stated at cost less accumulated depreciation and impairment losses.

In line with the changes to IAS16 – *Property, Plant and Equipment* (revised), items for which the election in terms of IFRS1 was not made, were restated in terms of this standard. The most significant adjustments are explained below:

Componentisation: Where significant components of an item of property, plant and equipment have different useful lives or residual values, those components are accounted for as separate items of property, plant and equipment. Previously, all parts of an item of property, plant and equipment were depreciated at the same rate.

1. IFRS CONVERSION AND PRIOR YEAR RESTATEMENTS *(continued)*

1.1 Property, plant and equipment *(continued)*

Reassessment of residual values: In calculating the depreciation charge, the group has reduced the depreciable amount of its assets in each period by its estimated residual value. Previously, the estimated residual value was fixed on recognition of the asset and was not subject to reassessment. The group now reassesses the residual values of its property, plant and equipment annually. The continuous reassessment of the residual value typically leads to changes in the annual depreciation charge. In addition, depreciation continues when the asset is idle and depreciation ceases when the carrying amount of an asset equals its residual value.

Assessment of useful lives: The group has reassessed the useful lives of all its property, plant and equipment. In instances where items of property, plant and equipment were fully depreciated, these assets have now been reinstated to reflect their appropriate carrying values.

Subsequent costs: The group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing a part of such item when that cost is incurred if it is probable that the future economic benefits embodied in the item will flow to the group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense when incurred.

Certain strategic spares previously classified as inventory, have been reclassified to plant and equipment where it is estimated that the individual component has a useful life of longer than one year.

1.2 Post-employment benefits

Previously the group used the corridor method of recognition of actuarial gains and losses. Only cumulative gains or losses in excess of 10% of the surplus or deficit in the funds were amortised in the income statement. Cumulative gains or losses inside the corridor were carried on the balance sheet and recognised over the expected remaining working lives of employees.

In terms of IFRS1, the group has elected to eliminate the pension fund corridor against opening accumulated profits at the transition date.

The group has also elected to early adopt IAS19 – *Amendment to IAS19 – Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures*, which allows for future actuarial gains or losses on defined-benefit funds to be taken directly to equity.

The recognition of the actuarial gains or losses in the opening balance sheet has had an impact on certain of the curtailment gains or losses recognised in terms of SA GAAP for the year ended 30 September 2005.

1.3 Share-based payments

The group grants share options to employees in terms of employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not result in any expense in the income statement, but rather a dilution in earnings per share when the shares were issued. In accordance with the transitional provisions of IFRS2 – *Share-based Payments*, the group now recognises an expense in the income statement, with a corresponding credit to equity, representing the fair value of employee share options granted, recognised on a straight-line basis over the vesting period of the options.

Following the issue of international interpretation IFRIC8 – *Scope of IFRS2*, the scope of IFRS2 has been extended to include the group's black economic empowerment initiative. The statement is applicable to share-based payments that have not vested by 1 January 2005 and, as a result, the ownership of shares allocated to black managers is amortised over the vesting period. The fair value of shares granted to employees in terms of the Nampak Employee Share Trust and the fair value of the shares issued at par to Red Coral Investments 23 (Proprietary) Limited, have been expensed in the restated 2005 IFRS income statement.

SA GAAP restatements

1.4 Associates

Following a review of the respective shareholder agreements, some of the group's investments, previously classified as joint venture companies, were reclassified as associate companies, as the agreements did not meet the criteria of joint control per IAS31 – *Interests in Joint Ventures*. These investments were previously proportionately consolidated. The balance sheets and income statements have been restated to account for these investments on the equity method. This reclassification had no material effect on attributable earnings or headline earnings per share.



1. **IFRS CONVERSION AND PRIOR YEAR RESTATEMENTS** *(continued)*

1.5 SAICA Circular 9/2006

SAICA Circular 9/2006 – *Transactions giving rise to adjustments to revenue/purchases* issued in May 2006 provides clarity on accounting treatment for cash discounts, settlement discounts, rebates and extended payment terms. The impact on the group's income statement has been a reclassification of rebates and discounts from other operating income to revenue. Comparative figures have been restated.

	2006 R million	2005 R million
Revenue as previously reported	**15 627.1**	15 481.1
Rebates and discounts	**365.2**	367.4
Revenue as restated	**15 261.9**	15 113.7

Reconciliation of the income statement for the year ended 30 September 2005

	Notes	Profit for the year attributable to equity shareholders R million	Earnings per share cents	Headline earnings per share cents
As previously reported		781.1	122.4	119.2
Adjustments for:				
IFRS restatements				
Property, plant and equipment	1.1	(20.2)	(3.2)	6.2
Share-based payments	1.2	(225.1)	(35.3)	(35.3)
Post-employment benefits	1.3	111.8	17.5	(2.7)
Deferred tax rate adjustment		6.9	1.1	1.1
SA GAAP restatements				
Associates	1.4	(3.2)	(0.5)	(0.5)
As reported under IFRS		651.3	102.0	88.0

1. **IFRS CONVERSION AND PRIOR YEAR RESTATEMENTS** *(continued)*

Reconciliation of assets, liabilities and equity

	Notes	Assets 30 September 2005 R million	Assets 1 October 2004 R million	Liabilities 30 September 2005 R million	Liabilities 1 October 2004 R million
As previously reported		10 436.2	11 185.6	5 171.2	5 769.7
Adjustments for:					
IFRS restatements					
Property, plant and equipment	1.1	871.6	970.6	255.3	340.7
Post-employment benefits	1.3	–	(107.1)	226.5	204.3
SA GAAP restatements					
Associates	1.4	(28.3)	(81.4)	(25.1)	(81.4)
As reported under IFRS		11 279.5	11 967.7	5 627.9	6 233.3

Reconciliation of changes in shareholders' equity

	Notes	Share capital R million	Capital reserves: Share premium R million	Capital reserves: Treasury shares R million	Capital reserves: Share option reserve R million
At 1 October 2004					
As previously reported		33.1	2 009.8	(0.5)	–
Adjustments for:					
IFRS restatements					
Property, plant and equipment	1.1	–	–	–	–
Share-based payments	1.2	–	–	–	3.9
Post-employment benefits	1.3	–	–	–	–
Foreign currency translation reserve		–	–	–	–
SA GAAP restatements					
Reclassifications of associates	1.4	–	–	–	–
As reported under IFRS		33.1	2 009.8	(0.5)	3.9
At 30 September 2005					
As previously reported		36.0	2 596.7	(705.1)	–
Adjustments for:					
IFRS restatements					
Property, plant and equipment	1.1	–	–	–	–
Share-based payments	1.2	–	–	–	229.0
Post-employment benefits	1.3	–	–	–	–
Foreign currency translation reserve		–	–	–	–
SA GAAP restatements					
Reclassifications of associates	1.4	–	–	–	–
As reported under IFRS		36.0	2 596.7	(705.1)	229.0

	Equity	
	30 September 2005 R million	1 October 2004 R million
	5 265.0	5 415.9
	616.3	629.9
	(226.5)	(311.4)
	(3.2)	–
	5 651.6	5 734.4

	Other reserves									
Foreign currency translation reserve R million	Hyper-inflation capital adjustment R million	Financial instruments – hedging R million	Recognised actuarial losses R million	Share of non-distributable reserves in associates R million	Other R million	**Retained earnings R million**	**Total attributable to equity holders of company R million**	**Minority interest R million**	**Total equity R million**
(320.8)	72.6	(1.6)	–	–	0.2	3 590.3	5 383.1	32.8	5 415.9
–	2.7	–	–	–	–	623.8	626.5	3.4	629.9
–	–	–	–	–	–	(3.9)	–	–	–
–	–	–	–	–	–	(311.4)	(311.4)	–	(311.4)
320.8	–	–	–	–	–	(320.8)	–	–	–
–	–	–	–	–	–	–	–	–	–
–	75.3	(1.6)	–	–	0.2	3 578.0	5 698.2	36.2	5 734.4
(579.7)	(15.1)	(0.2)	–	1.8	0.2	3 901.0	5 235.6	29.4	5 265.0
4.9	0.7	–	–	–	–	607.7	613.3	3.0	616.3
–	–	–	–	–	–	(229.0)	–	–	–
3.8	–	–	(33.5)	–	–	(196.8)	(226.5)	–	(226.5)
320.8	–	–	–	–	–	(320.8)	–	–	–
–	–	–	–	–	–	(3.2)	(3.2)	–	(3.2)
(250.2)	(14.4)	(0.2)	(33.5)	1.8	0.2	3 758.9	5 619.2	32.4	5 651.6



2. FINANCIAL RISK MANAGEMENT

Treasury risk management

The main risk areas to which the group is exposed are interest rates, liquidity, currency and commodity prices. The group has adopted the Value at Risk methodology for evaluating financial market risks. Selected derivative and non-derivative hedging instruments are used to hedge risks. Hedging instruments are used to cover risks that affect the group's cash flows and are not used for trading or speculative purposes.

To reduce credit risk, banking facilities are entered into only with leading financial institutions that have a credit rating of A or higher.

A treasury management committee, reporting to the chief financial officer, is responsible for considering and managing the group's day-to-day financial market risks by adopting strategies within the guidelines set by the audit committee as outlined in the Treasury Policy Manual. Certain transactions require prior approval of the board of directors, who are regularly briefed on the extent and amount of the current risk exposures.

Interest rate risk management

Interest rate risk is the possibility that the group may suffer financial loss due to adverse movements in interest rates. The group is exposed to interest rate risks mainly in South Africa, the United Kingdom, Europe and Nigeria. To minimise the effects of interest rate fluctuations in these countries, the group manages the interest rate risk for net debt denominated in rands, pounds, euros and naira separately. The group uses swaps, options, forward rate agreements and other standard market instruments to manage this risk.

The rands, pounds, euros and naira risks are mainly managed on a floating rate basis using derivative instruments, where appropriate, to limit the effects of adverse movements in rates.

The following interest rate derivatives were in place at 30 September 2006:

	Notional amount R million	Start date	End date	Interest rate % nacq
Enhanced collar	250.0	07/12/2005	01/02/2007	Floor 7.10 Cap 7.50
Enhanced collar	200.0	24/01/2006	01/02/2010	Floor 6.95 Cap 7.98
Forward rate agreement	250.0	21/08/2006	21/02/2007	6.91
Interest rate swap	300.0	27/06/2006	27/06/2007	8.42
Interest rate swap	250.0	30/06/2006	30/06/2010	8.82

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are recognised at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortised cost are not subject to interest rate risk as defined in IAS21 – *The Effects of Changes in Foreign Exchange Rates*.

2. **FINANCIAL RISK MANAGEMENT** *(continued)*

The risk profile of financial assets and liabilities at 30 September:

	Floating rate liabilities R million	Fixed rate liabilities R million	Floating rate assets R million	Net liability R million
South African rand	489.9	655.1	(60.2)	1 084.8
Pounds	–	–	(234.1)	(234.1)
Euros	462.8	–	(51.9)	410.9
US dollars	149.4	–	(31.0)	118.4
Other currencies	31.6	–	(18.0)	13.6
Total at 30 September 2006	**1 133.7**	**655.1**	**(395.2)**	**1 393.6**
South African rand	200.1	288.0	(429.7)	58.4
Pounds	457.2	–	(49.5)	407.7
Euros	87.9	–	(6.5)	81.4
US dollars	15.7	–	(12.4)	3.3
Other currencies	37.5	42.5	(1.7)	78.3
Total at 30 September 2005	798.4	330.5	(499.8)	629.1

The following table shows a breakdown of the above liabilities between liabilities to banks and other parties at 30 September:

	Currency	Interest rate % nacm	Maturity	2006 R million	2005 R million
Commercial paper	ZAR	7.73	09/10/2006	**245.0**	–
Commercial paper	ZAR	8.04	09/01/2007	**130.0**	–
				375.0	–
Liabilities to banks	ZAR	various	various	**770.0**	488.1
	GBP	various	various	**–**	457.2
	EUR	various	various	**462.8**	87.9
	USD	various	various	**149.4**	15.7
	other	various	various	**31.6**	80.0
				1 413.8	1 128.9
Total liabilities				**1 788.8**	1 128.9

Weighted average interest rates are as follows:	**2006** Bank balances	**2006** Bank overdrafts	2005 Bank balances	2005 Bank overdrafts
South African rand	**7.0%**	**7.9%**	7.0%	7.4%
Pounds	**4.4%**	**5.0%**	4.5%	7.1%
Euros	**2.4%**	**3.0%**	1.8%	4.4%
US dollars	**4.5%**	**5.1%**	2.9%	3.5%



2. FINANCIAL RISK MANAGEMENT *(continued)*

Liquidity risk management

Liquidity risk is the possibility that the group may suffer financial loss through liquid funds not being available or that excessive finance costs must be paid to obtain funds to meet payment requirements. The group manages this risk through forecasting and monitoring cash flow requirements on a daily basis, and by maintaining sufficient undrawn facilities. Significant liquid resources were held at year-end. The group had the following undrawn facilities available at 30 September:

	South Africa R million	Europe R million	Africa R million	Total R million
Expiry period at 30 September 2006				
One year	2 655.1	–	129.3	**2 784.4**
Two to five years	–	988.7	–	**988.7**
Total	**2 655.1**	**988.7**	**129.3**	**3 773.1**
Expiry period at 30 September 2005				
One year	2 135.0	–	205.4	2 340.4
Two to five years	–	553.8	–	553.8
Total	2 135.0	553.8	205.4	2 894.2

Currency risk management

Currency risk is the possibility that the group may suffer financial loss as a consequence of the depreciation in the measurement currency relative to the foreign currency prior to payment of a commitment in that foreign currency or the measurement currency strengthening prior to receiving payment in that foreign currency. The group also has translation risk arising from the consolidation of foreign operations into South African rands. Risks from foreign currencies are hedged to the extent that they influence the group's cash flows.

The South African divisions have the greatest exposure to foreign currency risk and it is group policy that all foreign exchange exposures of the South African divisions are hedged. Net currency exposures and hedging positions are centrally controlled and managed for South African operations. The currency exposure of the group's European operations is centrally controlled and managed through the United Kingdom. Speculative positions are not permitted.

The group uses forward contracts in particular, together with other hedging instruments such as swaps and options, to manage transactional currency risks. Specific translation risks are managed through the selective use of options and hedge positions. All large capital commitments where the forward exchange component is more than R30 million, are required to be designated as a cash flow hedge. These hedges are tested for hedge effectiveness on a regular basis. In the current year the fair value of the forward exchange contracts amounting to R29.5 million (2005: R1.4 million) was taken to equity. When risks and rewards of ownership transfer to the group, a basis adjustment will be made against the assets.

During the year Europe designated debt drawn in euros as a hedging instrument against the net asset value of its euro-denominated investments. The hedge seeks to minimise, where possible, the effect that the euro/pound exchange rate has on the net investment in the euro-denominated assets.The hedge position is tested for its effectiveness on a regular basis. An amount of R2.7 million was taken to the foreign currency translation reserve as a result of the hedge.

2. FINANCIAL RISK MANAGEMENT *(continued)*

All imports, exports and non-hedged capital commitments are fully covered at balance sheet date. The value of open forward contracts entered into at 30 September are:

Imports	Average contract rate	2006 R million	2005 R million
US dollars	6.5	**264.7**	198.0
Euro	9.0	**244.9**	134.8
UK pounds	12.3	**17.4**	4.7
Other		**28.7**	39.7
Total		**555.7**	377.2
Exports			
US dollars	6.7	**4.0**	23.1
Other		**2.2**	8.2
Total		**6.2**	31.3

Currency conversion guide at 30 September	2006	2005
Income statement		
US dollars	**6.5741**	6.2430
Euro	**8.1011**	7.9271
UK pounds	**11.8541**	11.5308
Balance sheet		
US dollars	**7.7693**	6.3530
Euro	**9.8472**	7.6427
UK pounds	**14.5465**	11.2130

Commodity price risk management

Commodity price risk is the risk that the group may suffer financial loss when a fluctuating price contract is entered into and commodity prices increase or when a fixed price agreement is entered into and commodity prices fall. The following open commodity positions were held at 30 September:

	2006 R million	2005 R million
Aluminium futures	**65.8**	43.4

The group uses derivative instruments, including forward agreements and futures, to hedge commodity risk.

The average price per ton of aluminium hedged at year-end is R15 481 (2005: R11 643), and volumes higher than the previous year were hedged.



2. **FINANCIAL RISK MANAGEMENT** *(continued)*

Credit risk management

Potential concentrations of credit risk consist principally of cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as trade debtors. For banks and financial institutions, only independently rated parties with a minimum rating of "A" are accepted. The credit risk on liquid funds and derivative financial instruments is limited because the group's counterparties are with major banks of high standing.

Trade debtors comprise a large, widespread customer base. Ongoing credit evaluations on the financial condition of customers are performed, taking into account the financial position and past experience and, where appropriate, credit guarantee insurance cover is purchased or provisions made.

The group does not consider there to be any significant concentration of credit risk which has not been insured or adequately provided for at the balance sheet date.

Fair value of financial instruments

The group's financial instruments consist mainly of investments, bank balances, deposits and cash, trade and other receivables, trade and other payables, interest-bearing borrowings and derivative financial instruments.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Investments – the fair value of investments is based on quoted bid prices, or the present value of expected future cash flows discounted at market-related interest rates.

Bank balances, deposits and cash – the carrying value approximates fair value due to the relatively short-term maturity of these financial assets.

Trade and other receivables and other non-current financial assets – the fair value of receivables approximates the carrying value as market-related interest rates are charged on outstanding balances.

Trade and other payables – the carrying value approximates fair value due to the relatively short-term maturity of these financial liabilities.

Borrowings – the fair value of long-term borrowings is based on discounted cash flows using the effective-interest rate method. The carrying value of short-term borrowings approximates fair value due to the short period to maturity of these instruments.

Derivative instruments – the fair value of derivative instruments is calculated using mark-to-market valuations.

The fair value of derivative instruments on the balance sheet is as follows:

Asset/(liability)	2006 R million	2005 R million
Interest rate swaps	**8.2**	–
Options	**–**	(0.1)
Forward exchange contracts	**77.3**	(8.6)
Commodity contracts – aluminium futures	**19.6**	–
Total	**105.1**	(8.7)

2. **FINANCIAL RISK MANAGEMENT** *(continued)*

Maturity profile of financial instruments

The maturity profile of financial assets and liabilities at 30 September was as follows:

At 30 September 2006	Notes	Carrying value R million	Current year R million	1 – 2 years R million	2 – 3 years R million	3 – 4 years R million	Over 4 years R million
Financial assets							
Non-current financial assets	9	**253.1**	**–**	**76.8**	**3.8**	**18.8**	**153.7**
Trade and other receivables	12	**3 121.0**	**3 121.0**	**–**	**–**	**–**	**–**
Bank balances, deposits and cash	13	**414.6**	**414.6**	**–**	**–**	**–**	**–**
Total		**3 788.7**	**3 535.6**	**76.8**	**3.8**	**18.8**	**153.7**
Financial liabilities							
Non-current loans and borrowings	16	**1 021.8**	**–**	**675.2**	**67.3**	**15.5**	**263.7**
Trade and other payables	19	**2 971.0**	**2 971.0**	**–**	**–**	**–**	**–**
Bank overdrafts and loans	16	**978.8**	**978.8**	**–**	**–**	**–**	**–**
Total		**4 971.6**	**3 949.8**	**675.2**	**67.3**	**15.5**	**263.7**
At 30 September 2005							
Financial assets							
Non-current financial assets	9	162.0	–	108.5	3.3	3.3	46.9
Trade and other receivables	12	2 504.1	2 504.1	–	–	–	–
Bank balances, deposits and cash	13	620.2	620.2	–	–	–	–
Total		3 286.3	3 124.3	108.5	3.3	3.3	46.9
Financial liabilities							
Non-current loans and borrowings	16	929.7	–	34.8	564.8	18.6	311.5
Trade and other payables	19	2 883.7	2 883.7	–	–	–	–
Bank overdrafts and loans	16	279.3	279.3	–	–	–	–
Total		4 092.7	3 163.0	34.8	564.8	18.6	311.5



3. SEGMENTAL REPORT

	Revenue		Profit/(loss) from operations	
	2006 R million	2005 Restated R million	2006 R million	2005 Restated R million
Metals and Glass	**4 433.7**	4 364.7	**700.4**	636.8
Africa	**4 433.7**	4 364.7	**700.4**	636.8
Paper	**7 028.3**	7 102.9	**435.6**	105.7
Africa	**4 415.5**	4 538.8	**349.3**	225.8
Europe	**2 612.8**	2 564.1	**86.3**	(120.1)
Plastics	**3 844.7**	3 674.2	**339.2**	623.9
Africa	**2 553.5**	2 600.7	**186.4**	175.3
Europe	**1 291.2**	1 073.5	**152.8**	448.6
Group Services	**243.6**	172.3	**62.7**	(119.2)
Africa	**(9.5)**	–	**30.4**	(195.7)
Europe	**253.1**	172.3	**32.3**	76.5
Inter-segment eliminations	**(288.4)**	(200.4)	**–**	–
Total	**15 261.9**	15 113.7	**1 537.9**	1 247.2
Geographical analysis				
South Africa	**10 501.4**	10 895.7	**1 174.9**	784.1
Africa	**891.8**	608.5	**91.6**	58.1
Europe	**4 157.1**	3 809.9	**271.4**	405.0
Inter-segment eliminations	**(288.4)**	(200.4)	**–**	–
Total	**15 261.9**	15 113.7	**1 537.9**	1 247.2

Operating margin		EBITDA		Depreciation and amortisation		Net impairment losses/(reversals)	
2006	2005 Restated	**2006**	2005 Restated	**2006**	2005 Restated	**2006**	2005 Restated
%	%	**R million**	R million	**R million**	R million	**R million**	R million
16	15	**816.6**	746.5	**116.2**	109.7	**–**	55.7
16	15	**816.6**	746.5	**116.2**	109.7	**–**	55.7
6	1	**683.8**	365.9	**248.2**	260.2	**(11.7)**	140.1
8	5	**475.9**	361.8	**126.6**	136.0	**(11.7)**	8.9
3	(5)	**207.9**	4.1	**121.6**	124.2	**–**	131.2
9	17	**538.8**	803.2	**199.6**	179.3	**18.0**	4.2
7	7	**319.7**	286.2	**133.3**	110.9	**18.0**	4.2
12	42	**219.1**	517.0	**66.3**	68.4	**–**	–
		157.1	(26.6)	**94.4**	92.6	**104.3**	–
		124.8	(103.7)	**94.4**	92.0	**104.3**	–
		32.3	77.1	**–**	0.6	**–**	–
		–	–	**–**	–	**–**	–
10	8	**2 196.3**	1 889.0	**658.4**	641.8	**110.6**	200.0
11	7	**1 616.7**	1 215.3	**441.8**	431.2	**92.4**	68.8
10	10	**120.3**	75.5	**28.7**	17.4	**18.2**	–
7	11	**459.3**	598.2	**187.9**	193.2	**–**	131.2
		–	–	**–**	–	**–**	–
10	8	**2 196.3**	1 889.0	**658.4**	641.8	**110.6**	200.0



3. **SEGMENTAL REPORT** *(continued)*

	Operating assets		Operating liabilities		Capital expenditure	
	2006 R million	2005 Restated R million	**2006 R million**	2005 Restated R million	**2006 R million**	2005 Restated R million
Metals and Glass	**2 616.2**	2 615.2	**763.1**	794.7	**187.9**	130.2
Africa	**2 616.2**	2 615.2	**763.1**	794.7	**187.9**	130.2
Paper	**5 845.4**	4 606.1	**1 147.6**	1 066.5	**398.0**	406.7
Africa	**3 313.5**	2 767.0	**853.9**	826.7	**324.4**	269.4
Europe	**2 531.9**	1 839.1	**293.7**	239.8	**73.6**	137.3
Plastics	**2 549.1**	2 610.1	**781.1**	682.4	**169.3**	247.8
Africa	**1 595.0**	1 610.7	**575.2**	515.9	**129.3**	206.3
Europe	**954.1**	999.4	**205.9**	166.5	**40.0**	41.5
Group Services	**739.2**	718.3	**365.8**	485.1	**25.8**	62.9
Africa	**668.9**	701.4	**338.3**	392.3	**19.0**	62.8
Europe	**70.3**	16.9	**27.5**	92.8	**6.8**	0.1
Total	**11 749.9**	10 549.7	**3 057.6**	3 028.7	**781.0**	847.6
Geographical analysis						
South Africa	**7 350.7**	7 147.2	**2 266.6**	2 382.7	**524.6**	620.4
Africa	**842.9**	547.1	**263.9**	146.9	**136.0**	48.3
Europe	**3 556.3**	2 855.4	**527.1**	499.1	**120.4**	178.9
Total	**11 749.9**	10 549.7	**3 057.6**	3 028.7	**781.0**	847.6

For management purposes, the group is organised into four business clusters based on raw material inputs. The clusters are the basis on which the group reports its primary segment information. The principal activities of the clusters are as follows:

Metals and Glass – manufacture of beverage cans, food cans, aerosol cans, other metal packaging and glass packaging.

Paper – manufacture of corrugated boxes, folding cartons, toilet tissue and paper manufacturing.

Plastics – manufacture of plastic bottles, crates and drums, checkout bags, tubs and tubes, and a full range of flexible plastics products.

Group Services – head office activities, procurement, treasury and property services.

In addition, the businesses are grouped by geographical location. The main geographical regions identified are South Africa, rest of Africa and Europe. Geographical split is determined by location of the operating assets.

	Freehold land and buildings R million	Leasehold buildings R million	Plant equipment and vehicles R million	Capitalised leased plant and vehicles R million	Total property, plant and equipment R million	Investment properties R million
4. PROPERTY, PLANT AND EQUIPMENT						
Gross carrying amount						
At 1 October 2004 (restated)	1 274.0	128.7	6 657.1	71.4	8 131.2	22.2
Additions	44.7	3.4	669.6	28.5	746.2	1.2
Acquisition of business	–	–	74.0	–	74.0	–
Disposals	(161.8)	(0.3)	(237.9)	(10.9)	(410.9)	(4.9)
Disposal of business	(198.6)	(0.3)	(1 162.5)	–	(1 361.4)	–
Impairment loss	–	–	(81.6)	–	(81.6)	–
Reversal of impairment loss	–	–	5.0	–	5.0	–
Translation differences	(32.1)	(4.5)	(144.1)	–	(180.7)	–
Hyper-inflation and other movements	(5.9)	(1.0)	36.3	1.4	30.8	–
At 1 October 2005 (restated)	920.3	126.0	5 815.9	90.4	**6 952.6**	18.5
Additions	58.2	1.6	616.1	13.5	**689.4**	–
Disposals	(12.2)	(10.1)	(119.9)	(16.2)	**(158.4)**	(3.6)
Disposal of business	–	(2.1)	(109.5)	–	**(111.6)**	–
Impairment loss	–	–	(3.6)	–	**(3.6)**	–
Reversal of impairment loss	–	–	2.0	–	**2.0**	–
Reclassified to non-current assets held for sale	(21.1)	–	(15.3)	–	**(36.4)**	–
Translation differences	119.2	29.6	625.1	–	**773.9**	–
Hyperinflation and other movements	14.4	(10.9)	38.6	(6.1)	**36.0**	–
At 30 September 2006	**1 078.8**	**134.1**	**6 849.4**	**81.6**	**8 143.9**	**14.9**
Accumulated depreciation						
At 1 October 2004 (restated)	345.5	39.7	2 631.9	21.9	3 039.0	5.1
Depreciation charge for the year	16.9	3.6	547.9	15.5	583.9	0.4
Disposals	(53.7)	(0.2)	(198.6)	(5.3)	(257.8)	(4.1)
Disposal of business	(59.0)	(0.2)	(1 072.1)	–	(1 131.3)	–
Translation differences	(8.3)	(0.8)	(90.7)	–	(99.8)	–
Hyperinflation and other movements	(4.3)	(0.1)	19.8	0.8	16.2	–
At 1 October 2005 (restated)	237.1	42.0	1 838.2	32.9	**2 150.2**	1.4
Depreciation charge for the year	22.9	2.9	545.0	17.7	**588.5**	1.4
Disposals	(5.5)	(8.7)	(104.6)	(10.0)	**(128.8)**	–
Disposal of business	–	(2.0)	(40.0)	–	**(42.0)**	–
Reclassified to non-current assets held for sale	(9.9)	–	(7.4)	–	**(17.3)**	–
Translation differences	14.3	6.0	348.2	–	**368.5**	–
Hyperinflation and other movements	12.1	(10.5)	17.4	–	**19.0**	–
At 30 September 2006	**271.0**	**29.7**	**2 596.8**	**40.6**	**2 938.1**	**2.8**
Net book value at 30 September 2006	**807.8**	**104.4**	**4 252.6**	**41.0**	**5 205.8**	**12.1**
Net book value at 30 September 2005 (restated)	683.2	84.0	3 977.7	57.5	**4 802.4**	17.1



Notes to the Group Financial Statements continued

for the year ended 30 September

	2006 R million	2005 R million
4. PROPERTY, PLANT AND EQUIPMENT *(continued)*		
The open market value of the group's properties was determined by The Property Partnership who are independent valuators not connected to the group. These properties were valued by reference to market evidence of recent transactions for similar properties.		
– Freehold land and buildings	**1 471.0**	1 143.0
– Investment properties	**26.1**	21.8
A schedule of the group's properties is available to users of the financial statements on receipt of a written request.		
The insured value of the plant, equipment and vehicles at 30 September.	**20 266.9**	19 248.3
Refer to note 16 for details of property, plant and equipment encumbered.		
The property rental income earned by the group from its investment property, all of which is leased out under operating leases.	**3.7**	3.3
Direct operating expenses relating to investment properties.	**0.5**	0.8
Impairment losses have been recognised on certain plant and equipment where the carrying value exceeded the higher of value-in-use or fair value less cost to sell.		

	Goodwill R million
5. GOODWILL	
Carrying amount	
At 1 October 2004	997.8
Change in accounting policy and reclassifications	(144.6)
At 1 October 2004 (restated)	853.2
Impairment loss	(123.4)
Translation differences	(17.7)
At 1 October 2005 (restated)	712.1
Impairment loss	(18.2)
Translation differences	124.4
At 30 September 2006	**818.3**

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units ("CGUs") that are expected to benefit from that business combination.

5. GOODWILL *(continued)*

The allocation of goodwill by segment is presented below:

	Cost R million	Cumulative impairment R million	Net carrying value R million
At 30 September 2006			
Metals and Glass			
Africa	**144.9**	**18.2**	**126.7**
Paper			
Africa	**43.1**	**–**	**43.1**
Europe	**694.3**	**156.1**	**538.2**
Plastics			
Africa	**110.3**	**–**	**110.3**
	992.6	**174.3**	**818.3**
At 30 September 2005 (restated)			
Metals and Glass			
Africa	144.8	–	144.8
Paper			
Africa	42.6	–	42.6
Europe	538.3	123.4	414.9
Plastics			
Africa	109.8	–	109.8
	835.5	123.4	712.1

The group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined using value-in-use calculations. These calculations use cash flow projections based on the most recent financial budgets approved by management for the next five years. Cash flows beyond the five year period are extrapolated using the growth rates below.

Key assumptions used for value-in-use calculations

	South Africa %	Africa %	Europe %
2006			
Growth rate*	**0.0**	**0.0**	**0.0**
Discount rate (pre-tax)	**12.1**	**20.0**	**8.2**
2005			
Growth rate*	0.0	0.0	0.0
Discount rate (pre-tax)	13.3	20.0	8.9

**This is the growth rate used in the calculation of the termination value after the five year management estimate of cash flows.*

Management estimates discount rates using the pre-tax average weighted cost of capital for the group, adjusted for risks associated with the geographical markets in which the CGUs operate. Growth rates are based on industry growth rate forecasts.

Goodwill relating to Nampak Kenya of R18.2 million was impaired due to the reduced profitability.



	ERP systems and software R million	Other R million	Total R million
6. OTHER INTANGIBLE ASSETS			
Cost			
At 1 October (restated)	334.8	33.8	368.6
Additions	99.3	0.9	100.2
Disposals	–	(24.2)	(24.2)
Other movements	–	1.3	1.3
At 1 October (restated)	434.1	11.8	445.9
Additions	91.0	0.6	91.6
Disposals	(3.5)	–	(3.5)
Impairment loss	(87.6)	–	(87.6)
Translation differences	2.4	–	2.4
Other movements	(8.3)	(2.6)	(10.9)
At 30 September 2006	**428.1**	**9.8**	**437.9**
Amortisation			
At 1 October 2004 (restated)	32.3	28.5	60.8
Charge for the year	52.2	5.3	57.5
Disposals	–	(24.2)	(24.2)
Other movements	0.4	1.2	1.6
At 1 October 2005 (restated)	84.9	10.8	95.7
Charge for the year	68.0	0.5	68.5
Disposals	(2.4)	–	(2.4)
Translation differences	1.0	–	1.0
Other movements	2.5	(2.4)	0.1
At 30 September 2006	**154.0**	**8.9**	**162.9**
Net carrying value at 30 September 2006	**274.1**	**0.9**	**275.0**
Net carrying value at 30 September 2005 (restated)	349.2	1.0	350.2

Other intangible assets consist of patents, trademarks and licences.

The common design of the group's ERP system, despite reducing implementation risk considerably, has not produced the envisaged efficiency benefits and has been impaired on the basis of its ability to generate future identifiable cash benefits. Applying a discount rate of 10.9% to the future cash flows has resulted in a recoverable amount of R41.4 million and consequently an impairment loss of R75.0 million has been recognised. The common design project was capitalised in South Africa services for segment reporting purposes. The common design intangible asset is held at group level.

The balance of the impairment loss of R12.6 million relates to two divisional implementations (R8.1 million in the Paper segment and R4.5 million in the Plastics segment), using the same assumptions. The intangible asset relating to the implementation cost incurred at the other divisions has not been impaired.

	2006 R million	2005 Restated R million
7. INVESTMENTS IN ASSOCIATES		
(Refer to Annexure A for details)		
Cost of investments in associates	**35.1**	28.4
Share of other post-acquisition reserves	**34.4**	33.0
Share of post-acquisition profit, net of dividend received	**(20.1)**	(20.1)
Opening balance	**(20.1)**	(21.0)
Share of current year profit	**–**	0.9
	49.4	41.3

The financial year-ends of Hunyani Holdings Limited and Collect-a-Can (Proprietary) Limited are 31 October and 31 December respectively. The September management accounts were used to prepare the financial statements for consolidation purposes.

The group has associates in Zimbabwe. Due to the current economic circumstances in Zimbabwe, there are restrictions on the transferral of funds out of the country.

The group has obligations in respect of losses from associates to the extent of the carrying value of the investment.

Summarised financial information in respect of the group's associates is set out below:

	2006 R million	2005 Restated R million
Revenue	**442.2**	294.5
Profit for the year	**2.2**	2.5
Group's share of associates' profit for the year	**–**	0.9
Total assets	**436.2**	287.8
Total liabilities	**318.4**	192.3
Net assets	**117.8**	95.5
Group's share of associates' net assets	**49.4**	41.3
The fair value of the investment in Hunyani Holdings Limited, a company listed on the Zimbabwe Stock Exchange is:	**–**	0.2

8. INVESTMENTS IN JOINT VENTURES

(Refer to Annexure A for details)

The following amounts are included in the group's financial statements as a result of the proportionate consolidation of its joint ventures:

	2006 R million	2005 Restated R million
Income	**447.0**	202.7
Expenses	**434.6**	186.0
Current assets	**212.8**	77.6
Non-current assets	**216.7**	54.0
Current liabilities	**89.5**	45.2
Non-current liabilities	**264.9**	22.3



		2006 R million	2005 Restated R million
9.	**OTHER NON-CURRENT FINANCIAL ASSETS**		
	Financial assets at fair value through profit or loss		
	(Refer to Annexure B for details)		
	Cost	**20.1**	18.5
	Fair value adjustment	**(3.6)**	(3.6)
		16.5	14.9
	Loans and receivables		
	Loan to minority shareholder and joint venturer[1]	**119.5**	14.9
	Non-current receivable on disposal of properties[2]	**169.8**	217.3
	Deferred consideration on disposal of business[3]	**63.8**	–
	Equipment sales receivables[4]	**24.0**	20.5
	Other	**11.7**	11.4
	Total loans	**388.8**	264.1
	Less: amounts receivable within one year, reflected in trade and other receivables	**152.2**	117.0
	Net long-term loans and receivables	**236.6**	147.1
	Total	**253.1**	162.0

1. *The loan to the minority shareholder is unsecured and repayable on 31 May 2010. Interest is charged at the South African prime rate. The loan to Nampak Wiegand-Glas (Proprietary) Limited is unsecured and is not repayable before October 2007. Interest is charged at 12% per annum.*
2. *Included in non-current receivables on disposal of properties is deferred compensation on the sale of Woburn Sands and a mortgage loan to Nampak Glass. Deferred compensation on the sale of Woburn Sands has a final payment date in January 2007 and interest is charged at 5% per annum. The Nampak Glass mortgage loan has a final repayment date in April 2015 and interest is charged at the South African prime lending rate less 2%. The full amount relating to the sale of Woburn Sands is included in amounts receivable within one year.*
3. *Amounts receivable from the sale of 50% of Nampak Glass accrues interest at the Eurobor three-month rate. The amount will be repayable in October 2007.*
4. *Equipment sales receivables are repayable from 2009 to 2012. Interest is charged at the South African prime rate.*

10. DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the group, and the movements thereon, during the current and prior reporting periods:

	Accelerated tax depreciation R million	Provisions R million	Prepay-ments R million	Retirement benefit obligation R million	Other R million	Tax losses R million	Total R million
At 1 October 2004 (restated)	639.4	(74.6)	2.1	(165.5)	116.3	(11.5)	506.2
Credit to equity for the year	–	–	–	(14.1)	–	–	(14.1)
Charge/(credit) to profit for the year	163.9	(22.0)	2.0	28.6	(2.9)	0.1	169.7
Exchange differences	(17.4)	(0.1)	–	(8.2)	13.6	–	(12.1)
At 30 September 2005 (restated)	785.9	(96.7)	4.1	(159.2)	127.0	(11.4)	649.7
Credit to equity for the year	–	–	–	(38.2)	–	–	(38.2)
Charge/(credit) to profit for the year	15.4	17.4	(3.2)	5.6	(5.9)	(12.9)	16.4
Disposal of subsidiary	(3.5)	1.8	(0.1)	0.5	–	3.7	2.4
Exchange differences	41.9	(2.5)	(0.1)	(21.7)	25.9	–	43.5
At 30 September 2006	839.7	(80.0)	0.7	(213.0)	147.0	(20.6)	673.8

	2006 R million	2005 Restated R million
Analysed between:		
Deferred tax assets	**9.6**	7.6
Deferred tax liabilities	**683.4**	657.3
	673.8	649.7

At balance sheet date, the group had unused tax losses of R119.3 million (2005: R78.7 million) available for offset against future taxable profits. Deferred tax assets have been recognised in respect of R70.3 million (2005: R39.1 million) of such losses. No deferred tax asset has been recognised on the remaining R49.0 million (2005: R39.6 million) due to the unpredictability of future profit streams. There are no expiry dates on the tax losses.



		2006 R million	2005 Restated R million
11.	**INVENTORIES**		
	Raw materials	**924.3**	762.0
	Work in progress	**208.7**	184.3
	Finished goods	**818.3**	816.2
	Consumables	**217.9**	239.3
	Total	**2 169.2**	2 001.8
	Carrying amount of inventories included at net realisable value	**111.7**	85.4
	Amount of writedown of inventory to net realisable value included in raw materials and consumables used	**14.1**	–
12.	**TRADE AND OTHER RECEIVABLES**		
	Trade receivables	**2 465.3**	2 101.2
	Prepayments	**196.9**	134.0
	Derivative financial instruments	**106.5**	–
	Short-term portion of long-term receivable	**152.2**	117.0
	Other	**200.1**	151.9
		3 121.0	2 504.1
	An allowance of R66.9 million (2005: R87.6 million) has been made for estimated irrecoverable amounts from sale of goods. This allowance has been determined by reference to past default.		
	The directors consider that the carrying amount of trade and other receivables approximates their fair value.		
13.	**BANK BALANCES, DEPOSITS AND CASH**		
	Cash at bank and on hand	**139.4**	465.7
	Short-term bank deposits	**275.2**	154.5
	Total	**414.6**	620.2
	South African rand	**56.1**	449.0
	Foreign currencies	**358.5**	171.2
		414.6	620.2

14. NON-CURRENT ASSETS HELD FOR SALE

The directors resolved to dispose of Flexpak Bellville and PolyFoil Zimbabwe. The disposal groups are included in the Africa Plastics segment for segmental reporting purposes. The proceeds on disposal are expected to exceed the net carrying amount of the relevant assets and liabilities, and accordingly no impairment loss has been recognised.

Subsequent to year end the Flexpak Bellville business was sold for R28.5 million, plus the value of stock, subject to approval by the Competition Commission.

The directors resolved to dispose of certain items of property and plant in South Africa and Europe. The properties are included in Services for segmental purposes. The proceeds of disposals are expected to exceed the net carrying amount of the properties and accordingly no impairment has been recognised.

The plant is included in Africa Plastics for segmental reporting purposes. The proceeds are not expected to exceed the carrying amount of the plant and an impairment loss of R3.2 million has been recognised against the asset.

The assets and liabilities attributable to the business units and assets, which are expected to be sold in the next 12 months, have been classified as a disposal group held for sale and are presented separately in the balance sheet.

The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

	2006 R million
Assets classified as held for sale	
Property, plant and equipment	12.9
Deferred tax assets	0.2
Inventories	28.7
Trade and other receivables	1.4
Bank balances, deposits and cash	0.1
	43.3
Liabilities directly associated with assets classified as held for sale	
Deferred tax liabilities	0.8
Trade and other payables	3.4
Bank overdrafts and loans	0.9
	5.1



15. CAPITAL AND RESERVES

Reconciliation of movement in capital and reserves

	Notes	Capital reserves			
		Share capital R million	Share premium R million	Treasury shares R million	Share option reserve R million
At 1 October 2004 (restated)		33.1	2 009.8	(0.5)	3.9
Change in accounting policy		–	–	–	–
At 1 October 2004 (restated)		33.1	2 009.8	(0.5)	3.9
Issue of share capital		3.2	684.3	–	–
Shares cancelled		(0.5)	(148.3)	–	–
Employee share option scheme:					
– value of employee services		–	–	–	225.1
– proceeds from shares issued		0.2	50.9	–	–
Consolidation of shares held by the Black Management Trust		–	–	(414.1)	–
Consolidation of shares held by Red Coral Investments 23 (Proprietary) Limited		–	–	(290.5)	–
Currency translation differences		–	–	–	–
Hyper-inflation capital adjustment		–	–	–	–
Share buyback		–	–	–	–
Share of non-distributable reserves in associate		–	–	–	–
Cash flow hedges		–	–	–	–
Actuarial loss		–	–	–	–
Profit for the year		–	–	–	–
Dividends paid	28	–	–	–	–
Disposal of business		–	–	–	–
At 30 September 2005 (restated)		36.0	2 596.7	(705.1)	229.0
Employee share option scheme					
– value of employee services		–	–	–	28.5
– proceeds from shares issued		0.2	29.7	–	–
Shares repurchased in terms of scheme of arrangement					
– shares cancelled		(0.9)	(279.9)	–	–
– shares held as treasury shares		–	–	(683.6)	–
Currency translation differences		–	–	–	–
Hyper-inflation capital adjustment		–	–	–	–
Cash flow hedges		–	–	–	–
Actuarial loss		–	–	–	–
Profit for the year		–	–	–	–
Dividends paid	28	–	–	–	–
Cash distribution from share premium	28	–	(196.1)	21.7	–
At 30 September 2006		**35.3**	**2 150.4**	**(1 367.0)**	**257.5**

Other reserves									
Foreign currency translation reserve R million	Hyper-inflation capital adjustment R million	Financial instru-ments hedging reserve R million	Recognised actuarial losses R million	Share of non-distributable reserves in associates R million	Other R million	Retained earnings R million	Total attribut-able to equity holders of the company R million	Minority interest R million	Total equity R million
–	75.3	(1.6)	–	–	0.2	3 578.0	5 698.2	36.2	5 734.4
(150.4)	–	–	–	–	–	68.0	(82.4)	–	(82.4)
(150.4)	75.3	(1.6)	–	–	0.2	3 646.0	5 615.8	36.2	5 652.0
–	–	–	–	–	–	–	687.5	–	687.5
–	–	–	–	–	–	–	(148.8)	–	(148.8)
–	–	–	–	–	–	–	225.1	–	225.1
–	–	–	–	–	–	–	51.1	–	51.1
–	–	–	–	–	–	–	(414.1)	–	(414.1)
–	–	–	–	–	–	–	(290.5)	–	(290.5)
(99.8)	–	–	–	–	–	–	(99.8)	(3.1)	(102.9)
–	(89.7)	–	–	–	–	–	(89.7)	–	(89.7)
–	–	–	–	–	–	(3.2)	(3.2)	–	(3.2)
–	–	–	–	1.8	–	–	1.8	–	1.8
–	–	1.4	–	–	–	–	1.4	–	1.4
–	–	–	(33.5)	–	–	–	(33.5)	–	(33.5)
–	–	–	–	–	–	651.3	651.3	3.8	655.1
–	–	–	–	–	–	(535.2)	(535.2)	(0.9)	(536.1)
–	–	–	–	–	–	–	–	(3.6)	(3.6)
(250.2)	(14.4)	(0.2)	(33.5)	1.8	0.2	3 758.9	5 619.2	32.4	5 651.6
–	–	–	–	–	–	–	28.5	–	28.5
–	–	–	–	–	–	–	29.9	–	29.9
–	–	–	–	–	–	–	(280.8)	–	(280.8)
–	–	–	–	–	–	–	(683.6)	–	(683.6)
556.7	–	–	–	–	–	–	556.7	5.3	562.0
–	(2.4)	–	–	–	–	–	(2.4)	–	(2.4)
–	–	29.5	–	–	–	–	29.5	–	29.5
–	–	–	(92.1)	–	–	–	(92.1)	–	(92.1)
–	–	–	–	–	–	861.8	861.8	4.5	866.3
–	–	–	–	–	–	(329.1)	(329.1)	(1.5)	(330.6)
–	–	–	–	–	–	–	(174.4)	–	(174.4)
306.5	**(16.8)**	**29.3**	**(125.6)**	**1.8**	**0.2**	**4 291.6**	**5 563.2**	**40.7**	**5 603.9**



	2006 R million	2005 Restated R million
15. CAPITAL AND RESERVES *(continued)*		
Share capital and premium		
Authorised:		
745 000 000 ordinary shares of 5 cents each	**37.3**	37.3
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
31 857 200 preferred ordinary shares of 5 cents each	**1.6**	1.6
100 redeemable preference shares of 5 cents each	**–**	–
Authorised share capital	**39.9**	39.9
Issued:		
653 726 161 (2005: 669 313 827) ordinary shares of 5 cents each	**32.7**	33.4
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
31 857 195 preferred ordinary shares of 5 cents each	**1.6**	1.6
Issued share capital	**35.3**	36.0
30 147 034 (2005: 60 025 764) ordinary shares have been set aside for employees' share schemes.		
The preferred ordinary shares will convert to ordinary shares on the earliest of 31 January 2011, or the date on which Red Coral Investments 23 (Proprietary) Limited is obliged to redeem all the preference shares upon an event of default, in accordance with the terms of the preference shares agreements.		
The preferred ordinary shares will confer on the holders the right to receive a cumulative fixed annual dividend of 100 cents payable in equal instalments of 50 cents each on 31 January and 31 July each year up to 31 January 2011, with each distribution ranking ahead of the ordinary shares.		
Share premium	**2 150.4**	2 596.7
Treasury shares	**(1 367.0)**	(705.1)
27 369 195 ordinary shares held by the Nampak Black Management Share Trust	**(405.9)**	(414.1)
51 301 (2005: 57 000) ordinary shares held by the Nampak 1979 Share Purchase Scheme	**(0.4)**	(0.5)
31 857 195 preferred ordinary shares held by Red Coral Investments 23 (Proprietary) Limited on behalf of broad-based participants in Nampak's black economic empowerment scheme	**(290.5)**	(290.5)
45 070 855 ordinary shares held by Nampak Products Limited	**(670.2)**	–
Share option reserve	**257.5**	229.0
Capital reserves	**1 040.9**	2 120.6

	2006	2005 Restated
15. CAPITAL AND RESERVES *(continued)*		
Reconciliation of number of shares issued		
Ordinary shares		
Number of ordinary shares issued at beginning of the year	**669 313 827**	641 574 291
Repurchase and cancellation of ordinary shares in terms of the scheme of arrangement	**(18 563 000)**	(9 475 425)
Ordinary shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme	**2 479 634**	3 958 866
Shares allotted to directors in terms of the Nampak 1985 Share Option Scheme	**495 700**	276 900
Ordinary shares allotted to the Nampak Employee Share Trust	**–**	5 610 000
Ordinary shares allotted to the Nampak Black Management Share Trust	**–**	27 369 195
Number of ordinary shares issued at end of the year	**653 726 161**	669 313 827
Treasury shares	**(72 491 351)**	(27 426 195)
Net number of ordinary shares	**581 234 810**	641 887 632

Preferred ordinary shares

There were no changes to the 31 857 195 shares allotted to Red Coral Investments 23 (Proprietary) Limited in the current year.

Preference shares

There were no changes to the issued 6.5% and 6% preference shares.

Treasury shares

Treasury shares are the cost of the Nampak Limited shares held by group subsidiary companies.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hyper-inflation capital adjustment

An entity whose functional currency is that of a hyper-inflationary economy is required to restate its financial results so as to present a more comparable set of financial statements. The hyper-inflation capital adjustment is used to show the hyper-inflation effect on non-monetary reserves.

Financial instruments – hedging reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions in terms of which risk of ownership has not yet passed.

Recognised actuarial losses

Actuarial gains and losses comprise:

(a) experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred); and

(b) the effects of changes in actuarial assumptions.

The group policy is to recognise all actuarial gains/(losses) in the period in which they occur in the statement of recognised income and expense.

Share of non-distributable reserves in associates

Non-distributable reserves in associates arise out of associate companies being equity accounted. These reserves are not available for distribution by way of dividends.

Minority interest

Minority interest represents the value of the remaining ownership in the subsidiary investments that are not wholly owned by the group.



	Redeemable/ repayable	Year-end interest rates	2006 R million	2005 Restated R million
16. LOANS AND BORROWINGS				
Secured loans[1]				
– foreign	2007 – 2010	4% to 6%	**609.2**	578.3
Unsecured loans				
– local	2007/2008/2011	4% to 12%	**142.4**	18.9
– foreign	2007 – 2010	4%	**2.2**	7.7
Capitalised finance leases[2]				
– local	2007 – 2011	8% to 9%	**45.8**	58.6
– foreign	2007/2008	4%	**2.0**	2.1
Non-recourse debt[3]				
– local	2007 – 2011	8% to 9%	**280.1**	288.0
			1 081.7	953.6
Less: instalments due for repayment within one year, reflected as short-term loans			**59.9**	23.9
Net long-term loans			**1 021.8**	929.7

1. Loans and borrowings are secured by the following assets:
R1.3 million (2005: R1.7 million) debt is secured by the encumbrance of immovable properties, plant and equipment having a book value of R3.5 million (2005: R2.3 million).
R462.8 million (2005: R542.0 million) debt is secured by a guarantee issued by Nampak Holdings (UK) plc ("NHUK") and its subsidiaries. The facility is subject to covenants relating to interest cover and liquidity of the NHUK group. The NHUK group was well within the covenant requirements throughout the year under review.
R144.4 million (2005: R35.7 million) debt is secured by a guarantee issued by Nampak Limited. No liabilities have been recognised for the outstanding guarantees.

2. Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. All leases are on a fixed repayment basis and no arrangement has been entered into for contingent rental payments. Interest rates are fixed at the contract date. The fair value of the group's lease obligations approximates the carrying amount.

3. The non-recourse debt relates to the preference share funding obtained by Red Coral Investments 23 (Proprietary) Limited to fund the purchase of preferred ordinary shares in Nampak Limited as part of the black economic empowerment transaction entered into in 2005. There is no recourse to Nampak Limited or any of its subsidiaries in respect of these borrowings. The debt is subject to covenants based on the Nampak share price.

	2006 R million	2005 Restated R million
Short-term loans		
Current portion of long-term loans	**43.2**	5.4
Current portion of long-term finance leases	**16.7**	18.5
Bank overdrafts and commercial paper – unsecured	**918.9**	255.4
Total short-term loans	**978.8**	279.3
Total borrowings	**2 000.6**	1 209.0

16. LOANS AND BORROWINGS *(continued)*

Summary of borrowings by year of redemption or payment		Total	Local	Foreign
Total owing at 30 September 2006		**1 081.7**	**468.3**	**613.4**
Repayable during the year ending 30 September	2007	59.9	24.0	35.9
	2008	675.3	148.2	527.1
	2009	67.3	18.6	48.7
	2010	15.5	13.8	1.7
	2011 onwards	263.7	263.7	–

Summary of minimum lease payments due on capitalised finance leases by year of redemption or payment		Total	Local	Foreign
Total owing at 30 September 2006		**47.8**	**45.8**	**2.0**
Minimum lease payments repayable during the year ending 30 September	2007	16.7	14.7	2.0
	2008	14.3	14.3	–
	2009	10.5	10.5	–
	2010	5.0	5.0	–
	2011 onwards	1.3	1.3	–

The directors estimate the fair value of the group's borrowings, by discounting their future cash flows at the market rate.

	2006 R million	2005 Restated R million
17. OTHER NON-CURRENT FINANCIAL LIABILITIES		
Fixed escalation operating lease accrual		
Operating lease liabilities	**21.3**	23.8
Less: Current portion (Note 19)	**4.5**	0.2
	16.8	23.6
Non-current portion of decommissioning costs (Note 20)	**2.1**	3.1
Total non-current financial liabilities	**18.9**	26.7



18. RETIREMENT BENEFIT INFORMATION

18.1 Defined contribution funds

Membership and costs for each fund are as follows:

	Country	Members	Contribution costs 2006 R million	Contribution costs 2005 R million
Nampak Group Pension Fund	RSA	1 829	**53.2**	54.6
Nampak Contributory Provident Fund	RSA	3 865	**36.5**	40.0
Metal Box Provident Fund	RSA	3 380	**35.8**	35.0
Kohler Provident Fund	RSA	531	**11.3**	9.5
Metal Box Namibia Pension Fund	Namibia	17	**0.2**	0.2
Nampak Kenya Limited Provident Fund	Kenya	216	**0.2**	–
Nampak Kenya Limited Staff Pension and Life Assurance Scheme	Kenya	52	**–**	–
Nampak Cartons Stakeholder Pension Plan	UK	259	**2.9**	–
Nampak Plastics Group Stakeholder Pension Plan	UK	223	**0.9**	–
Nampak Plc Retirement Benefit Scheme*	UK	–	**4.8**	7.1
M.Y. Group Stakeholder Pension Plan	UK	572	**6.9**	2.1
		10 944	**152.7**	148.5
External funds				
External funds	Europe	1 506	**1.1**	0.5
Industry funds	RSA	1 972	**16.3**	8.5
		3 478	**17.4**	9.0
Totals		14 422	**170.1**	157.5

**This scheme was closed during the current financial year with the members being transferred to M.Y. Group Stakeholder Pension Plan.*

18.2 Defined benefit funds

With effect from 7 December 2001, the Pension Funds Second Amendment Bill was enacted in South Africa. In terms of these amendments, any surplus residing in pension funds governed by the South African Pension Funds Act of 1956 must be allocated on a fair basis to current and past members of the respective funds. The surplus apportionment exercise has commenced and it is anticipated that the apportionment will be submitted to the Financial Services Board for approval in the next few months. No surplus has been recognised by the group in respect of these funds in the current year.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Pension plans South Africa	Pension plans Europe	Post-retirement medical
Assumptions			
Discount rate	9.5%	5.1%	9.5%
Consumer price inflation (long-term)	5.5%	2.8%	6.0%
Expected return on funds' assets	10.0%	6.5%	10.0%
Rate of compensation increase	7.0%	3.6%	–
Pension increase	5.4%	2.5%	–
Rate of medical inflation	–	–	6.5%
Healthcare cost trend	–	–	6.5%
Membership data			
Total membership	54	2 038	5 560
Agreed employer contribution rate	16.7%	11.9%**	–

***The employer contribution rate relates to the Nampak Pension Plan and the Nampak Staff Pension Plan. The M.Y. Group Pension Fund has a fixed contribution rate of £0.6 million per year.*

18. RETIREMENT BENEFIT INFORMATION *(continued)*

18.2 Defined benefit funds *(continued)*

	Pension plans South Africa	Pension plans Europe	Post-retirement medical
The major categories of plan assets as a % of total plan assets are as follows:			
Equity instruments	76.4%	53.6%	8.0%
Debt instruments	9.0%	29.9%	1.5%
Property	11.4%	5.9%	0.3%
Cash	0.6%	3.9%	89.8%
Other	2.6%	6.7%	0.4%

The amounts recognised in the balance sheet are as follows:

2006	Pension plans South Africa R million	Pension plans Europe R million	Post-retirement medical R million	Total R million
Valuation results				
Fair value of plan assets	28.5	1 404.1	396.8	**1 829.4**
Present value of benefit obligations	(30.9)	(1 783.0)	(737.4)	**(2 551.3)**
Net liability in the balance sheet	**(2.4)**	**(378.9)**	**(340.6)**	**(721.9)**
2005				
Valuation results				
Fair value of plan assets	22.9	974.9	339.3	**1 337.1**
Present value of benefit obligations	(22.9)	(1 215.8)	(639.1)	**(1 877.8)**
Net liability in the balance sheet	**–**	**(240.9)**	**(299.8)**	**(540.7)**
The amounts recognised in the income statement are as follows:				
Current service cost	0.9	7.2	15.7	**23.8**
Interest cost	2.0	64.9	55.9	**122.8**
Expected return on plan assets	(2.1)	(60.0)	(29.8)	**(91.9)**
Total	0.8	12.1	41.8	**54.7**
Actual return on plan assets	4.3	121.6	60.7	**186.6**
Net actuarial loss taken to equity	2.6	86.9	40.8	**130.3**



18. RETIREMENT BENEFIT INFORMATION *(continued)*

18.2 Defined benefit funds *(continued)*

	Pension plans South Africa R million	Pension plans Europe R million	Post-retirement medical R million	Total R million
Changes in the fair value of plan assets are as follows:				
Opening fair value of plan assets	22.9	974.9	339.3	**1 337.1**
Expected return	2.1	60.0	29.8	**91.9**
Actuarial gains	2.2	61.6	30.9	**94.7**
Contributions by employer	1.0	37.6	–	**38.6**
Contributions by member	0.4	1.5	–	**1.9**
Exchange difference on foreign plans	–	305.8	–	**305.8**
Benefits paid	(0.1)	(37.3)	(3.2)	**(40.6)**
Closing fair value of plan assets	**28.5**	**1 404.1**	**396.8**	**1 829.4**
Changes in the present value of the defined benefit obligation are as follows:				
Opening defined benefit obligation	22.9	1 215.8	639.1	**1 877.8**
Service cost	0.9	7.2	15.7	**23.8**
Interest cost	2.0	64.9	55.9	**122.8**
Actuarial losses	4.8	148.5	71.7	**225.0**
Contributions by member	0.4	1.5	–	**1.9**
Disposal of business	–	–	(1.7)	**(1.7)**
Exchange difference on foreign plans	–	382.3	–	**382.3**
Benefits paid	(0.1)	(37.2)	(43.3)	**(80.6)**
Closing defined benefit obligation	**30.9**	**1 783.0**	**737.4**	**2 551.3**
Expected contributions to defined benefit plans in 2007	1.0	39.1	–	40.1

The history of the plan for the current and prior year is as follows:

	Defined benefit pension plans 2006 R million	Defined benefit pension plans 2005 R million	Post-retirement medical 2006 R million	Post-retirement medical 2005 R million
Fair value of plan assets	**1 432.6**	997.8	**396.8**	339.3
Present value of benefit obligations	**(1 813.9)**	(1 238.7)	**(737.4)**	(639.1)
Deficit	**(381.3)**	(240.9)	**(340.6)**	(299.8)
Experience adjustments on plan liabilities	**(0.1%)**	1.3%	**(14.3%)**	3.0%
Experience adjustments on plan assets	**4.4%**	11.8%	**2.2%**	2.7%

18. RETIREMENT BENEFIT INFORMATION *(continued)*

18.2 Defined benefit funds *(continued)*

Post-retirement medical plans

Assumed healthcare cost trends have a significant effect on the amounts recognised in the income statement. The effect of a one percentage point change in assumed healthcare cost trend rates would be as follows:

	One percentage point increase R million	One percentage point decrease R million
Effect on aggregate of the service costs and interest cost	99.3	73.7
Effect on defined benefit obligation	852.5	651.0

The statutory actuarial valuations of the defined benefit funds are as follows:	Valuation date	Fair value of assets R million	Fair value of liabilities R million	Valuation basis
Nampak Group Pension Fund	29/02/2004	22.8	21.3	AA
Nampak Plc Pension Plan	30/09/2004	378.2	465.5	MFR
Nampak Plc Staff Pension Plan	30/09/2004	286.6	369.5	MFR
Malbak Group of Companies Pension Fund	29/02/2004	3.3	4.2	AA
M.Y. Group Stakeholder Pension Plan	05/04/2004	357.8	503.3	MFR
Nampak Post-retirement Medical Aid Fund	30/09/2006	350.6	692.8	PUC
Malbak Post-retirement Medical Aid Fund	30/09/2006	46.2	44.6	PUC

AA: attained age MFR: minimum funding requirements PUC: projected unit cost

The latest actuarial valuations in respect of the defined benefit funds found them in sound financial condition. In arriving at their findings, the actuaries have taken into account reasonable long-term estimates of inflation, future increases in wages, salaries and pensions and sustainable investment returns. Funds denominated in foreign currency have been translated at the rate ruling on balance sheet date.

The valuations listed above are not necessarily the valuations used in determining the surplus or obligation recognised on the balance sheet.



	2006 R million	2005 Restated R million
19. TRADE AND OTHER PAYABLES		
Trade payables	**1 556.0**	1 709.5
Accruals	**1 320.2**	982.0
Derivative financial instruments	**1.4**	8.7
Other	**93.4**	183.5
Total	**2 971.0**	2 883.7

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs.

The directors consider that the carrying amount of trade and other payables approximates their fair value.

20. PROVISIONS

	Unbundling R million	Restructuring R million	Rebates R million	Customer claims R million	Decommission costs R million	Other R million	Total R million
At 1 October 2004 (restated)	43.8	26.8	6.2	20.6	3.1	78.3	178.8
Additions	–	58.5	12.2	10.5	0.2	1.6	83.0
Usage	(0.1)	(31.4)	(5.4)	(14.3)	–	–	(51.2)
Reversals	–	(0.6)	(0.2)	(9.1)	–	(11.3)	(21.2)
Disposal of business	–	–	–	–	–	(67.0)	(67.0)
Exchange differences	–	(0.1)	(0.1)	(0.6)	(0.2)	–	(1.0)
At 30 September 2005 (restated)	43.7	53.2	12.7	7.1	3.1	1.6	121.4
Additions	–	3.5	6.6	2.5	0.1	–	12.7
Usage	–	(36.5)	(6.9)	(4.4)	–	–	(47.8)
Reversals	–	(13.6)	(1.5)	(2.2)	–	(1.9)	(19.2)
Disposal of business	–	–	–	–	(1.7)	–	(1.7)
Exchange differences	–	0.4	0.8	0.2	2.7	0.3	4.4
At 30 September 2006	**43.7**	**7.0**	**11.7**	**3.2**	**4.2**	**–**	**69.8**

	2006 R million	2005 Restated R million
20. PROVISIONS *(continued)*		
Analysed as:		
Current	**67.7**	118.3
Non-current (Note 17)	**2.1**	3.1
	69.8	121.4

Unbundling

These provisions relate to potential liabilities identified when the Malbak group unbundled its non-packaging business to shareholders.

Restructuring

Provisions for restructuring are recognised when the group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Restructuring provisions only include those direct expenditures which are necessarily entailed by the restructuring and are not associated with the ongoing activities of the group.

Rebates

Rebates are paid under formal agreements with certain customers based on the achievement of agreed sales or volume levels. Where the period of the agreement does not coincide with the group's actual financial year, the difference between the expected rebate payable and that actually achieved at 30 September is provided for.

Decommission costs

Decommission costs are provided when there is a legal or environmental obligation for the group to restore the site.

Customer claims

Amounts expected to be payable under customer claims in respect of packaging already supplied. The provision is based on historical customer claims data and a weighting of all possible outcomes against their associated probabilities.

Other

These provisions relate to guarantees or warranties on the sales of businesses or divisions.



		2006 R million	2005 Restated R million
21.	**REVENUE**		
	Sale of goods	**15 221.7**	15 078.8
	Rendering of services	**34.4**	18.2
	Other	**5.8**	16.7
		15 261.9	15 113.7
22.	**PROFIT FROM OPERATIONS**		
	Profit from operations is stated after taking into account the following items:		
22.1	**Included in employee benefit expense**		
	Retrenchment costs	**3.1**	104.9
	Defined benefit plan expense	**54.7**	74.2
	Pension fund curtailment gain on disposal of business	**–**	(17.6)
	Pension fund curtailment gain on restructure	**–**	(70.2)
	Share-based payment expense on BEE transaction	**21.0**	219.5
	Other share-based payment expenses	**7.5**	5.5
22.2	**Depreciation and amortisation consists of**		
	Investment properties	**1.4**	0.4
	Freehold and leasehold buildings	**25.8**	20.5
	Plant, equipment and vehicles	**562.7**	563.4
	Intangible assets	**68.5**	57.5
		658.4	641.8
22.3	**Included in other operating expenses and income**		
	Auditors' remuneration		
	Audit fees	**20.0**	19.1
	Audit fees in respect of IFRS audit	**0.1**	2.9
	Expenses	**0.9**	0.9
	Tax services	**6.1**	3.8
	Other services	**2.8**	1.1
	Acquisition support	**–**	2.2
		29.9	30.0
	The following amounts paid to auditors were capitalised during the year:		
	ERP support	**10.3**	19.5
	Consulting – BEE transaction	**–**	0.7
		10.3	20.2

	2006 R million	2005 Restated R million
22. PROFIT FROM OPERATIONS *(continued)*		
22.3 Included in other operating expenses and income *(continued)*		
Selling expenses	**37.8**	40.4
Distribution expenses	**698.7**	649.0
Impairments		
Plant and equipment	**3.6**	81.6
Assets classified as held for sale	**3.2**	–
Goodwill	**18.2**	123.4
Intangible assets	**87.6**	–
	112.6	205.0
Reversal of impairment losses on plant and equipment	**2.0**	5.0
Administration and technical fees	**21.0**	20.5
Rentals in respect of operating leases		
Property	**88.7**	90.3
Plant, equipment and vehicles	**11.0**	11.5
Total	**99.7**	101.8
Research and development expenditure	**26.9**	26.3
Net profit/(loss) on disposal of businesses	**0.7**	(26.6)
Net monetary adjustment – hyper-inflation	**(3.0)**	2.2
Restructuring costs	**–**	45.1
Government grants received	**3.3**	2.0
Net profit/(loss) on foreign exchange	**13.9**	(3.4)
Financial instruments fair value gain/(loss)	**88.6**	(10.5)
Net profit on disposal of property	**71.7**	397.5
Net profit on disposal of plant and equipment	**4.4**	12.8
Net loss on disposal of intangible assets	**1.1**	–
Change in estimate – provisions	**–**	59.7
22.4 Directors' emoluments		
Executive directors		
For managerial services	**23.2**	18.0
Retirement fund contributions for managerial services	**0.7**	0.7
Total (a)	**23.9**	18.7
Non-executive directors		
For services as directors	**2.4**	2.4
Total (b)	**2.4**	2.4
Paid by:		
Company	**14.3**	–
Subsidiary companies	**12.3**	20.8
Total (a) + (b)	**26.6**	20.8
Gains made under the share schemes	**5.4**	0.2



23. SHARE-BASED PAYMENTS

All share schemes are classified as equity-settled schemes.

Black Management Trust ("BMT")

During 2005, the group issued 27 369 195 ordinary shares to the BMT as part of its black economic empowerment ("BEE") transaction at a market value of R15.13 per share. The remuneration committee is responsible for allocating shares in the BMT to participants. Participation in the BMT is open to all the group's current and future black managers in South Africa.

Beneficiaries who cease to be employed by the Nampak group, other than through retrenchment, within the first three years after the allocation of such rights, forfeit all their rights in the BMT. Between the third and the fifth year of the grant, such rights will be proportionately forfeited, so that after five years the beneficiary will be entitled to receive full rights under the BMT. Beneficiaries may not dispose of their rights until the end of a ten-year lock-in period on 31 December 2015.

The fair value of rights allocated were calculated using the Binomial pricing model, and this expense is being amortised over the vesting period of the shares.

Details of the share grants outstanding during the year are as follows:

	2006		2005	
	Number of options	**Weighted average issue price R**	Number of options	Weighted average issue price R
Outstanding at beginning of year	**17 860 000**	**15.13**	–	–
Granted during the year	**1 600 000**	**15.13**	17 860 000	15.13
Forfeited during the year	**(1 680 000)**	**15.13**	–	–
Outstanding at end of year	**17 780 000**	**15.13**	17 860 000	15.13
Exercisable at end of year	**–**	**–**	–	–

Red Coral Investments 23 (Proprietary) Limited ("Red Coral")

During 2005, the group issued 31 857 195 preferred ordinary shares to Red Coral. 18 422 981 preferred ordinary shares were issued at market value of R15.13 per share, funded by raising capital from external financial institutions. The balance of 13 434 214 shares were issued at par value of 5 cents each, whereby Nampak effectively provided Red Coral with ten-year facilitation of the transaction. The preferred ordinary shares will convert into ordinary shares after five years. Nampak and its subsidiaries have a right to repurchase from Red Coral, at the end of ten years, such number of ordinary shares at their par value as will provide Nampak with a rolled up notional return on this facilitation amount of 7.46% (nacs) per annum.

The fair value of this repurchase right was calculated using the Binomial pricing model and an amount of R134,9 million has been expensed in 2005.

Nampak Employee Share Trust ("NEST")

During 2005, the group granted 5 610 000 ordinary shares with a market value of R15.13 each at par value to South African employees who did not participate in either the Option Scheme or the BMT as part of the BEE transaction. The fair value of the grant expensed in 2005 was R84.6 million, calculated as the difference between the market value and the par value of the shares granted.

Performance Share Plan ("PSP")

During July 2006, the group adopted a performance share plan. Participation is restricted to senior employees, including executive directors, and is subject to approval by the remuneration committee.

Performance shares are allocated on condition that certain performance criteria will be satisfied commencing on 1 April 2006 and ending on 31 March 2009, which is the performance period. The performance criteria will be evaluated on 15 June 2009. The number of performance shares released will depend on Nampak's ranking for the performance period. To the extent that the performance criteria are not met, the number of performance shares capable of being exercised will be less than the number allocated. The performance criteria are based on improvements in Nampak's annual headline earnings per share ("AHEPS") relative to the cumulative consumer price index ("CPI") within the performance period and Nampak's total shareholder return ("TSR") compared to the TSR of constituent companies of the ALSI 40, excluding mining and resources companies. The vesting period of the share appreciation rights are 15 June 2009 to 15 June 2012.

Between the third and fifth year of the grant, such rights will be proportionately released so that after five years the participant will be entitled to receive full rights under the PSP.

23. SHARE-BASED PAYMENTS *(continued)*

Performance Share Plan ("PSP") *(continued)*

The vesting schedule below highlights the allocation of the PSP rights:

TSR ranking of Nampak	Vesting percentage of performance shares under award
26 or lower out of 32 companies	0%
15 out of 32 companies	33.5%
5 out of 32 companies	90%
1 out of 32 companies	100%

Details of the share grants outstanding during the year are as follows:

	2006 Number of options	2006 Weighted average issue price R
Granted during the year	1 295 000	17.07
Outstanding at end of year	1 295 000	17.07
Exercisable at end of year	–	–

Share grants outstanding at the end of the year have the following expiry date:

Expiry date – year ending on 30 September	Shares 2006 '000
2009	431.7
2010	431.7
2011	431.6

Share Appreciation Plan ("SAP")

During July 2006, the group adopted a share appreciation plan. Participation is restricted to senior management, excluding executive directors, and is subject to approval by the remuneration committee.

Share appreciation rights are allocated on condition that certain performance criteria will be satisfied commencing on 1 April 2006 and ending on 31 March 2009, which is the performance period. On 15 June 2009, the extent to which the performance criteria have been met will be measured. The performance criteria are based on improvements in Nampak's AHEPS relative to the cumulative CPI within the performance period. The vesting period of the share appreciation rights is 15 June 2009 to 15 June 2012. Nampak has the option at exercise date to discharge its obligation to deliver shares by paying a cash bonus equivalent to the market value of the shares entitled.

Between the third and fifth year of the grant, such rights will be proportionately released so that after five years the participant will be entitled to receive full rights under the SAP.

The vesting schedule below highlights the allocation of the SAP rights:

AHEPS relative to CPI	Vesting percentage of share appreciation rights under allocation
CPI + 2%	0%
CPI + 3%	30%
CPI + 6%	60%
CPI + 9%	100%



23. SHARE-BASED PAYMENTS *(continued)*

Share Appreciation Plan ("SAP") *(continued)*

Details of the share rights outstanding during the year are as follows:

	2006 Number of options	2006 Weighted average issue price R
Granted during the year	3 000 500	18
Forfeited during the year	(104 000)	18
Outstanding at end of year	2 896 500	18
Exercisable at end of year	–	–

Share rights outstanding at the end of the year have the following expiry date and exercise prices:

Expiry date – year ending on 30 September	Shares 2006 '000
2009	965.5
2010	965.5
2011	965.5

Nampak 1985 Share Option Scheme ("The Option Scheme")

The Option Schemes has been discontinued.

Participants who cease to be employed by the Nampak group, other than through retirement, within the first three years after the allocation of such rights, will forfeit all their rights in the Option Scheme. Between the third and the fifth year of the grant, such rights will be proportionately forfeited so that after five years the beneficiary will be entitled to receive full rights under the Option Scheme.

Details of the share options issued after 7 November 2002 and outstanding during the year are as follows:

	2006 Number of options	2006 Weighted average exercise price R	2005 Number of options	2005 Weighted average exercise price R
Outstanding at beginning of year	4 585 700	13.23	3 941 000	12.40
Granted during the year	–	–	1 545 000	14.95
Forfeited during the year	(190 000)	12.37	(900 300)	12.55
Exercised during the year	(15 000)	12.34	–	–
Outstanding at end of year	4 380 700	13.27	4 585 700	13.23
Exercisable at end of year	945 233	12.36	–	–

Share options outstanding at the end of the year have the following expiry dates:

Expiry date – year ending on 30 September	Shares 2006 '000	Shares 2005 '000
2013	3 233.3	4 146.0
2014	1 545.0	1 770.0

23. SHARE-BASED PAYMENTS *(continued)*

The calculated fair values and significant inputs into the model were as follows:	BMT	PSP	SAP	The option scheme
Weighted average exercise price	15.1	–	17.1	13.3
Expected volatility	37.7%	37.1%	37.1%	23.4%
Expected life	10 years	5 years	5 years	10 years
Risk-free rate	8.0%	7.1%	7.1%	8.3%
Expected dividend yield	5.6%	5.6%	5.6%	3.2%
	R million	**R million**	**R million**	**R million**
Fair value of options/rights granted in the current year	7.7	9.0	20.0	–
Amortised expense	21.0	0.5	1.0	6.0

Expected volatility was determined with reference to historical volatility. The expected useful life used in the model has been adjusted, based on management's best estimate, for the effects of forfeitures, exercise restrictions and behavioural considerations.

	2006 R million	2005 Restated R million
24. FINANCE COSTS		
Interest paid – short-term facilities	**125.0**	146.7
Interest paid – long-term facilities	**58.6**	51.8
Interest paid – other	**1.8**	2.1
	185.4	200.6
25. FINANCE INCOME		
Interest received – short-term facilities	**30.2**	77.8
Interest received – joint venturer	**10.7**	–
Interest received – other	**21.8**	15.4
	62.7	93.2
26. INCOME FROM INVESTMENTS		
Normal dividends – South African	**4.8**	33.8



		2006 R million	2005 Restated R million
27. INCOME TAX			
Current tax			
– Current year		**352.2**	254.5
– Prior year		**126.3**	18.4
– Capital gains tax		**5.7**	4.5
– Hyper-inflation adjustment		**2.6**	3.3
Deferred tax			
– Current year		**36.5**	167.4
– Prior year		**(24.2)**	17.3
– Change in tax rate		**–**	(17.3)
– Hyper-inflation adjustment		**4.1**	2.3
Secondary tax on companies		**45.9**	64.6
Withholding and foreign tax		**4.6**	4.4
Total		**553.7**	519.4

The company tax rate in South Africa is 29% (2005: 29%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in those relevant jurisdictions.

		2006	2005
Reconciliation of rate of tax			
Effective group rate of tax	%	**39.0**	44.2
Reduction in tax charge due to:			
– dividend income	%	**0.1**	0.9
– exempt income (including capital profits)	%	**3.5**	1.2
– foreign tax rate differential	%	**–**	0.3
– government incentives	%	**1.1**	4.0
– tax rate reduction	%	**–**	1.5
Increase in tax rate due to:			
– adjustment for prior year	%	**(7.2)**	(3.0)
– capital gains tax	%	**(0.4)**	(0.4)
– deferred tax not recognised	%	**–**	(1.1)
– disallowable expenses	%	**(1.8)**	(3.2)
– hyperinflation adjustment	%	**(0.5)**	(0.5)
– impairment of goodwill	%	**(0.4)**	(3.1)
– imputed income – section 9D	%	**(0.1)**	(0.4)
– secondary tax on companies	%	**(3.2)**	(5.5)
– share-based payment expense	%	**(0.6)**	(5.6)
– tax rate differential	%	**(0.2)**	–
– withholding taxes	%	**(0.3)**	(0.3)
Normal tax rate	%	**29.0**	29.0

In addition to the income tax expense charge to profit or loss, a deferred tax credit of R38.2 million (2005: R14.1 million) has been recognised in equity during the year.

	2006 R million	2005 Restated R million
28. DIVIDENDS AND CASH DISTRIBUTIONS		
Dividends paid on ordinary shares		
Final dividend No 74 paid on 16 January 2006: 56.6 cents per share (2005: No 72 – 56.6 cents per share)	**368.8**	363.1
2005: Interim dividend No 73 – 27.0 cents per share	**–**	174.4
	368.8	537.5
Dividend attributable to treasury shares	**(41.0)**	(2.3)
Other dividends	**1.3**	–
Net dividends paid	**329.1**	535.2
Cash distribution from share premium		
Interim cash distribution No 1 paid on 31 July 2006: 30.0 cents per share	**196.1**	–
Cash distribution attributable to treasury shares	**(21.7)**	–
Net cash distribution	**174.4**	–
Total dividends and cash distributions	**503.5**	535.2
Secondary tax on companies on dividends	**12.5%**	12.5%

The interim cash distribution in the current financial year was paid out of share premium and therefore did not attract STC.

On 22 November 2006, the directors declared cash distribution No 2 of 66.1 cents per share, payable on 15 January 2007 to shareholders registered on 12 January 2007. This cash distribution is subject to approval by shareholders at the annual general meeting and has not been included as a liability in these financial statements.

	Cents	Cents
Analysis of cash distributions/dividends declared in respect of current year's earnings:		
Cash distributions/dividends per ordinary share		
Interim cash distribution No 1 (2005: Interim dividend)	**30.0**	27.0
Final cash distribution No 2 (2005: Final dividend)	**66.1**	56.6
	96.1	83.6

6.5% and 6% cumulative preference dividends

Preference dividends totalling R0.1 million (2005: R0.1 million) were declared on 9 December 2005 and 22 June 2006, and paid on 6 February 2006 and 24 July 2006 respectively.



	2006 R million	2005 Restated R million
29. BASIC, FULLY DILUTED AND HEADLINE EARNINGS PER ORDINARY SHARE		
The calculation of basic earnings per ordinary share is based on earnings of R861.7 million (2005: R651.2 million) and the weighted average of 579 968 449 (2005: 638 261 795) ordinary shares in issue during the year.		
The calculation of fully diluted earnings per ordinary share is based on earnings of R886.5 million (2005: R651.2 million) and the weighted average of 615 117 547 (2005: 642 385 083) ordinary shares in issue during the year.		
Determination of basic earnings		
Net profit attributable to equity holders of the company	**861.8**	651.3
Less: Preference dividend	**(0.1)**	(0.1)
Basic earnings	**861.7**	651.2
Determination of diluted earnings		
Basic earnings	**861.7**	651.2
Dividend paid to preference share funders	**24.8**	–
Diluted earnings	**886.5**	651.2
Headline earnings per share		
Basic (cents per share)	**151.2**	88.0
Diluted (cents per share)	**146.6**	87.4
The calculation of headline earnings per ordinary share is based on earnings of R877.0 million (2005: R561.4 million) and the weighted average number of ordinary shares in issue throughout the year.		
Determination of headline earnings		
Basic earnings	**861.7**	651.2
Adjusted for:		
Impairment losses on goodwill, plant, equipment and intangible assets	**112.6**	205.0
Reversal of impairment losses on plant and equipment	**(2.0)**	(5.0)
Net (profit)/loss on disposal of businesses	**(0.7)**	26.6
Net profit on disposal of property, plant and equipment and intangible assets	**(75.0)**	(410.3)
Pension fund curtailment gain on disposal of businesses	**–**	(17.6)
Write-off of due-diligence costs	**–**	5.7
Tax effects	**(19.6)**	105.8
Headline earnings	**877.0**	561.4

	Number of shares	
Determination of diluted average shares	**2006**	2005
Weighted average number of ordinary shares for the purpose of basic earnings per share	**579 968 449**	638 261 795
Effect of dilutive potential ordinary shares:		
Ordinary shares issued to the Nampak Black Management Share Trust	**14 065 435**	–
Preference ordinary shares issued to Red Coral Investments 23 (Proprietary) Limited	**14 945 261**	–
Other share incentive plans	**6 138 402**	4 123 288
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**615 117 547**	642 385 083

	2006 R million	2005 Restated R million
30. OPERATING LEASE COMMITMENTS		
The group has certain lease commitments in respect of land and buildings, plant, equipment and vehicles, which are payable as follows:		
Year ending 30 September		
2006	–	103.7
2007	86.4	98.3
2008	71.1	76.8
2009	56.2	52.0
2010	45.9	166.5
2011 and beyond	154.8	–
Total	414.4	497.3
Comprising:		
Land and buildings	367.4	341.2
Vehicles	8.7	116.2
Other	38.3	39.9
	414.4	497.3
31. CONTINGENT LIABILITIES		
Guarantees in respect of housing loans	0.2	0.5
Guarantees in respect of property leases	2.0	1.1
Customer claims and other	8.4	21.3
Taxation	746.3	–
Total	756.9	22.9



31. CONTINGENT LIABILITIES *(continued)*

Tax contingent liabilities

The South African Revenue Service ("SARS") has raised assessments against a number of companies in the group, covering three broad areas.

The first area of assessment relates to Malbak Limited and a number of its subsidiary companies, which were acquired by the group in August 2002, in respect of transactions which took place between 1991 and 2001. SARS is claiming tax on deemed interest and alleged foreign exchange gains on loans made to an indirect, offshore subsidiary of Malbak, donations tax on the sale by Malbak of its rigid plastic business in 2001 and donations tax on the write-off of loans made to a number of employee share trusts which were set up in the Malbak group. In respect of the Malbak assessments, the group has investigated each transaction and has taken legal opinion, including two senior counsels. As a result, the group is confident that it can successfully defend against these assessments. Objections were lodged against all the assessments with SARS. An amount of R50 million has been paid to SARS on a without-prejudice basis and a suspension of further payment obligations has been granted at least until the objections have been considered by SARS.

In the second area of assessment, SARS is seeking to tax the profits made by Metal Box Botswana (Proprietary) Limited in the years 1996 to 2001 on the grounds that Metal Box Botswana was effectively managed in South Africa and did not have a permanent establishment in Botswana. Again the group is confident that it can successfully defend this assessment, and an objection has been lodged with SARS.

In the third area of assessment, SARS is seeking to tax the portion of the insurance proceeds, arising from the fire at the glass furnace in 2004, that is considered capital in nature. In addition, SARS is seeking to tax some of the proceeds earlier than the date on which these amounts were included in the tax return. The group is still in the process of reviewing the facts, but, based on a preliminary assessment, is confident that it can successfully defend this assessment. An objection will be lodged in due course.

The tax contingent liabilities include R243.8 million for tax, R128.7 million for penalties and R373.8 million for interest.

Last year the group reported on a complaint lodged with the Competition Commission for alleged collusion with respect to the acquisition of cullet for glass container manufacturing and that this complaint had been referred to the Competition Tribunal for hearing. There is nothing further to report on this issue and the date of the hearing has not yet been set.

		2006 R million	2005 Restated R million
32.	**CAPITAL COMMITMENTS**		
	Capital commitments for acquisition for property, plant and equipment		
	– contracted	**337.0**	166.4
	– approved	**625.1**	269.1
	Total	**962.1**	435.5
	The expenditure, which will become payable in the following year, will be financed from group resources and, if required, additional borrowings.		
	The group's share of capital commitments for property, plant and equipment of its jointly controlled entities is:	**86.0**	1.0

	2006 R million	2005 Restated R million

33. EVENTS AFTER BALANCE SHEET DATE

The group exercised its call option to acquire the remaining 50% shareholding in Burcap Plastics (Proprietary) Limited for a consideration of R23.6 million. The transaction is subject to approval of the Competition Tribunal. The total assets acquired less liabilities assumed is R19.0 million. The exercise to determine the fair values is in progress.

34. RELATED PARTY TRANSACTIONS

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions for these transactions are determined on an arm's length basis.

Disclosure in respect of associates and joint ventures are provided in note 7 and 8. Details of joint ventures and associates are detailed in Annexure A.

Material related party transactions were as follows:

	2006 R million	2005 Restated R million
Sales and services rendered to related parties:		
Associates	19.9	16.2
Joint ventures	3.9	–
Sale of property to joint venture	7.2	–
	31.0	16.2
Purchased and services received from related parties:		
Contributions to the Nampak Medical Aid Society in respect of current employees	100.8	100.7
Interest received from related parties:		
Joint ventures	11.9	1.6

Amounts owing (after eliminating intercompany balances) by related parties are disclosed in the respective notes to the financial statements for those balance sheet items.

Details of contributions to post-retirement plans have been provided in note 18.

Key management

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly. Key management personnel have been defined as the board of directors of the holding company, the executive committee of Africa, the executive committee of Europe and the group executive committee.



34 RELATED PARTY TRANSACTIONS *(continued)*

A number of key management personnel hold positions in related entities where they may have significant influence over the financial and operating policies of those entities. These relationships have been listed below:

Key management member	Entity	Position in entity
P L Campbell	Pangbourne Properties Limited	Chairman
M M Katz	Edward Nathan & Friedland (Proprietary) Limited	Executive Chairman
R J Khoza	Aka Capital (Proprietary) Limited ("Aka Capital")	Executive Chairman
K M Mokoape	Red Coral Investments 23 (Proprietary) Limited ("Red Coral")	Shareholder
M L Ndlovu	Red Coral	Shareholder
M H Visser	Remgro Limited	Chief Executive Officer
T N Jacobs	Nampak Group Pension Fund	Employer trustee
F V Tshiqi	Nampak Group Pension Fund	Employer trustee
L D Kidd	Nampak Group Pension Fund	Employer trustee
	Nampak plc Staff Pension Plan	Employer trustee
	Nampak plc Pension Plan	Employer trustee
N P O'Brien	Nampak Group Pension Fund	Employer trustee
L Tavianski	M.Y. Group Holdings Pension Plan	Employer trustee
N Cumming	Packaging Council of South Africa	Chairman

Transactions between the group and these entities have occurred under terms and conditions that are no more favourable than those entered into with third parties in arms' length transactions.

Related party transactions include:

a) Nampak rents two properties, in Sandton and Industria, from Pangbourne Properties Limited. The rentals paid on these properties for the year was R14.7 million (2005: R13.4 million).

b) In 2005, Edward Nathan & Friedland (Proprietary) Limited was used as legal advisors to the BEE deal. Legal fees capitalised in 2005 amounted to R1.5 million.

c) Aka Capital owns 92% of the ordinary share capital in Aka Packaging (Proprietary) Limited ("Aka Packaging"), which in turn owns 56% of the issued share capital of Red Coral. During 2006, the group paid Aka Packaging a service fee of R2.5 million.

d) Except for the dividends paid to preferred ordinary shareholders in Red Coral, which have been eliminated out at group level, there were no other transactions with Red Coral.

e) Remgro Limited owns 11.9% of the issued shares in Nampak Limited through the Industrial Partnership Investments Limited. The group transacts with several entities in the Remgro group of companies on an arms' length basis.

34 RELATED PARTY TRANSACTIONS *(continued)*

Certain non-executive directors of the group are also non-executive directors of other public companies which may transact with the group. Except as disclosed above, the relevant individuals do not believe that they have significant influence over the financial and operating policies of those companies.

Compensation relating to key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2006 R million	2005 R million
Short term employee benefits	66.4	52.4
Post-employment benefits	0.4	0.4
Termination benefits	3.9	3.0
Share-based payments	2.7	3.2
	73.4	59.0

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Shareholders

An analysis of major shareholders is provided on page 45.



	2006 R million	2005 Restated R million
35. NOTES TO THE CASH FLOW STATEMENT		
35.1 Reconciliation of profit before taxation to cash generated from operations		
Profit before taxation	1 420.0	1 174.5
Adjustment for:		
Depreciation and amortisation	658.4	641.8
Net profit on disposal of businesses, property, plant and equipment and intangible assets	(75.7)	(383.7)
Financial instruments fair value adjustment	(88.6)	10.5
Hyper-inflation monetary adjustment	(3.0)	2.2
Income from investments	(4.8)	(33.8)
Net defined benefit plan expense	54.8	(11.8)
Impairment losses	112.6	205.0
Reversal of impairment losses	(2.0)	(5.0)
Share of profits in associates	–	(0.9)
Share-based payments expense	28.5	225.0
Net finance costs	122.7	107.4
Operating profit before working capital changes	2 222.9	1 931.2
Increase in inventories	(144.2)	(267.6)
Increase in trade and other receivables	(326.8)	(148.6)
(Decrease)/increase in trade and other payables	(17.0)	511.0
Cash generated from operations	**1 734.9**	2 026.0

	2006 R million	2005 Restated R million
35. NOTES TO THE CASH FLOW STATEMENT *(continued)*		
35.2 Acquisition of businesses		
With effect from January 2005 the group acquired the in-plants at Trafford Park and Bellshill in the United Kingdom.		
The fair value of assets acquired and liabilities assumed at those dates are as follows:		
Non-current assets	–	74.0
Net working capital	–	5.5
Total purchase consideration	–	79.5
35.3 Disposal of businesses		
On 1 October 2005, the group disposed of 50% of its shareholding in Nampak Wiegand Glass (Proprietary) Limited. The Tuffbag business was disposed of on 1 November 2005 and the joint venture holding in NASABA Tissue Limited on 1 February 2006. In Europe, the group disposed of its Contract Packing business on 28 February 2006.		
The fair value of assets and liabilities disposed of is as follows:		
Non-current assets	72.0	234.2
Non-current liabilities	(1.7)	(7.9)
Net working capital	87.6	205.5
Minority interest	–	(3.6)
	157.9	428.2
Profit/(loss) on disposal of businesses	0.7	(26.6)
Total disposal consideration	158.6	401.6
Less: cash disposed	0.5	–
Deferred consideration	46.0	–
	112.1	401.6
35.4 Cash and cash equivalents		
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:		
Bank balances, cash and deposits	414.6	620.2
Bank overdrafts and commercial paper (Note 16)	(918.9)	(255.4)
Net cash and cash equivalents included in non-current assets held for sale (Note 16)	(0.8)	–
	(505.1)	364.8



Company Balance Sheet

as at 30 September

	Notes	2006 R million	2005 Restated R million
ASSETS			
Non-current assets			
Investment in associate	2	**8.2**	2.2
Investment in subsidiaries	3	**2 688.9**	2 632.2
Other non-current financial assets	4	**1 801.8**	1 771.6
		4 498.9	4 406.0
Current assets			
Other receivables		**28.5**	0.9
Tax assets		**6.3**	–
Bank balances, deposits and cash	5	**20.0**	282.2
		54.8	283.1
Total assets		**4 553.7**	4 689.1
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	6	**35.3**	36.0
Capital reserves	6	**2 407.9**	2 825.7
Retained earnings		**1 588.8**	1 295.7
Total equity		**4 032.0**	4 157.4
Current liabilities			
Other payables	7	**4.7**	7.7
Subsidiary companies	14	**517.0**	522.8
Tax liabilities		**–**	1.2
		521.7	531.7
Total equity and liabilities		**4 553.7**	4 689.1

Company Income Statement

for the year ended 30 September

	Notes	2006 R million	2005 Restated R million
Employee benefit expense		**2.6**	227.7
Other operating expenses		**–**	1 264.0
Other operating income		**53.1**	–
Profit/(loss) from operations	8	**50.5**	(1 491.7)
Finance costs	9	**(0.2)**	–
Finance income	10	**1.1**	0.5
Income from investments	11	**656.3**	1 137.0
Share of profit of associate	2	**4.4**	–
Profit/(loss) before tax		**712.1**	(354.2)
Income tax expense	12	**18.3**	26.6
Profit/(loss) for the year		**693.8**	(380.8)



Company Statement of Changes in Equity

for the year ended 30 September

	Attributable to equity holders of the company				
	Share capital R million	Share premium R million	Share option reserve R million	Retained earnings R million	Total equity R million
At 1 October 2004 (restated)	33.1	2 009.8	3.9	2 214.1	4 260.9
Issue of share capital	3.2	684.3	–	–	687.5
Shares cancelled	(0.5)	(148.3)	–	–	(148.8)
Employee share option scheme:					
– value of employee services	–	–	225.1	–	225.1
– proceeds from shares issued	0.2	50.9	–	–	51.1
Loss for the year	–	–	–	(380.8)	(380.8)
Dividends paid	–	–	–	(537.6)	(537.6)
At 30 September 2005 (restated)	36.0	2 596.7	229.0	1 295.7	4 157.4
Employee share option scheme:					
– value of employee services	–	–	28.5	–	28.5
– proceeds from shares issued	0.2	29.7	–	–	29.9
Cancellation of shares	(0.9)	(279.9)	–	–	(280.8)
Profit for the year	–	–	–	693.8	693.8
Dividends paid	–	–	–	(400.7)	(400.7)
Capital distribution from share premium	–	(196.1)	–	–	(196.1)
At 30 September 2006	**35.3**	**2 150.4**	**257.5**	**1 588.8**	**4 032.0**

Company Cash Flow Statement

for the year ended 30 September

	Notes	2006 R million	2005 Restated R million
Cash flows from operating activities			
Cash utilised in operations	15.1	**(44.3)**	(844.6)
Income from investments		**656.3**	1 137.0
Interest received		**1.1**	0.5
Interest paid		**(0.2)**	–
Income tax paid		**(25.8)**	(34.2)
Cash flows from operations		**587.1**	258.7
Dividends paid		**(400.7)**	(537.6)
Cash distribution from share premium		**(196.1)**	–
Cash utilised in operating activities		**(9.7)**	(278.9)
Cash flows from investing activities			
Proceeds on the disposal of subsidiaries		**–**	385.0
Increase in non-current financial assets and investments		**(1.6)**	–
Capital grant to Black Management Trust		**–**	(414.1)
Cash utilised in investing activities		**(1.6)**	(29.1)
Cash flows from financing activities			
Capital proceeds from issue of shares		**29.9**	738.6
Cancellation of shares		**(280.8)**	–
Share buyback		**–**	(148.8)
Cash (utilised in)/retained from financing activities		**(250.9)**	589.8
Net (decrease)/increase in cash and cash equivalents		**(262.2)**	281.8
Cash and cash equivalents at beginning of year		**282.2**	0.4
Cash and cash equivalents at end of year	15.2	**20.0**	282.2



Notes to the Company Financial Statements

for the year ended 30 September

1. IFRS CONVERSION

For the year ended 30 September 2005, the company prepared its financial statements in terms of South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). In accordance with the JSE Limited Listing Requirements, the company is required to prepare its financial statements for the year ended 30 September 2006 in accordance with IFRS.

Transitional arrangements

The date of transition to IFRS for the company was 1 October 2004 and in terms of IFRS1 *(First-time Adoption of International Financial Reporting Standards)* ("IFRS1"), the company's opening balance sheet at 1 October 2004 has been restated to reflect all existing IFRS statements applicable at 30 September 2006.

The key principle of IFRS1 is full retrospective application of the standards. The statement recognises that due to cost and/or practical considerations, retrospective application is not always possible. In this respect certain exemptions or transitional elections are allowed on first-time adoption of IFRS. The company's transitional elections are set out below:

- Business combinations: The company has elected not to retrospectively apply the requirements of IFRS3 – *Business combinations* for business combinations that occurred prior to 1 October 2004.
- Share-based payments: The company has elected not to apply the provisions of IFRS2 – *Share-based payments* to equity settled awards granted on or before 7 November 2002, or to awards granted after that date but which had vested prior to 1 January 2005.
- Other: The company has elected not to restate comparative information in respect of IFRS4 – *Insurance contracts*, IAS32 – *Financial Instruments – Disclosure and Presentation* (amended), IAS39 – *Financial Instruments – Recognition and Measurement* (amended) and IFRS5 – *Non-current Assets Held for Sale and Discontinued Operations.*

There have been no material adjustments to assets, liabilities, net equity or the cash flow statement as a result of the adoption of IFRS.

Significant adjustments

The impact of the significant adjustments, net of the applicable tax impact, as shown in the following tables:

- reconciliation of the income statement, and
- reconciliation of changes in shareholders' equity

are summarised below:

1.1 Share-based payments

The company grants share options to employees in terms of employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not result in any expense in the income statement, but rather a dilution in earnings per share when the shares were issued. In accordance with the transitional provisions of IFRS2 – *Share-based payments*, the company now recognises an expense in the income statement, with a corresponding credit to equity, representing the fair value of employee share options granted, recognised on a straight-line basis over the vesting period of the options.

Following the issue of international interpretation IFRIC8 – *Scope of IFRS2*, the scope of IFRS2 has been extended to include the company's black economic empowerment initiative. The statement is applicable to share-based payments that have not vested by 1 January 2005 and, as a result, the ownership of shares allocated to black managers are amortised over the vesting period. The fair value of shares granted to employees in terms of the Nampak Employee Share Trust and the fair value of the shares issued at par to Red Coral Investments 23 (Proprietary) Limited, has been expensed in the restated 2005 IFRS income statement.

1. IFRS CONVERSION *(continued)*

1.2 Reconciliation of the income statement for the year ended 30 September 2005

	Net loss for the year R million
As previously reported	155.7
Adjustment for:	
IFRS restatement	
Share-based payments	225.1
As reported under IFRS	380.8

Reconciliation of changes in shareholders' equity

	Notes	Share capital R million	Share premium R million	Share option reserve R million	Retained earnings R million	Total equity R million
At 1 October 2004						
As previously reported		33.1	2 009.8	–	2 218.0	4 260.9
Adjustment for:						
IFRS restatement						
Share-based payments	1.1	–	–	3.9	(3.9)	–
As reported under IFRS		33.1	2 009.8	3.9	2 214.1	4 260.9
At 30 September 2005						
As previously reported		36.0	2 596.7	–	1 524.7	4 157.4
Adjustment for:						
IFRS restatement						
Share-based payments	1.1	–	–	229.0	(229.0)	–
As reported under IFRS		36.0	2 596.7	229.0	1 295.7	4 157.4



Notes to the Company Financial Statements continued

for the year ended 30 September

		2006 R million	2005 Restated R million
2.	**INVESTMENT IN ASSOCIATE**		
	(Refer to Annexure A for details)		
	Cost of investment in associate	**3.8**	2.2
	Share of post-acquisition profit, net of dividend received	**4.4**	–
		8.2	2.2
	The company has obligations to losses from associate to the extent of the value of the investment.		
	Summarised financial information in respect of the company's associate is set out below:		
	Revenue	**153.4**	–
	Profit for the year	**17.9**	–
	Company's share of associate's profit for the year	**4.4**	–
	Total assets	**269.7**	–
	Total liabilities	**248.5**	–
	Net assets	**21.2**	–
	Company's share of associate's net assets	**8.2**	2.2
3.	**INVESTMENTS IN SUBSIDIARIES**		
	(Refer to Annexures A for details)		
	Interest in subsidiaries	**3 879.0**	3 879.0
	Less: Impairment losses	**(1 204.2)**	(1 260.3)
	Net amount due by subsidiaries	**14.1**	13.5
	Shares at cost less impairments	**2 688.9**	2 632.2
	Directors' valuation	**2 688.9**	2 632.2
4.	**OTHER NON-CURRENT FINANCIAL ASSETS**		
	Grant to Nampak Black Management Trust	**414.1**	414.1
	Metal Box South Africa Limited	**681.5**	681.5
	Nampak Products Limited	**706.2**	676.0
	Total	**1 801.8**	1 771.6

The founding grant to the Nampak Black Management Trust does not bear interest and has no fixed repayment terms. The loan from Metal Box South Africa Limited is interest free and not repayable before October 2007.

The loan from Nampak Products Limited bears interest at 8.5% and is not repayable before October 2007.

	2006 R million	2005 Restated R million
5. BANK BALANCES, DEPOSITS AND CASH		
Cash at bank and on hand	**4.2**	282.2
Short-term bank deposits	**15.8**	–
Total	**20.0**	282.2
6. CAPITAL AND RESERVES		
Share capital and premium		
Authorised:		
745 000 000 ordinary shares of 5 cents each	**37.3**	37.3
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
31 857 200 preferred ordinary shares of 5 cents each	**1.6**	1.6
100 redeemable preference shares of 5 cents each	**–**	–
Authorised share capital	**39.9**	39.9
Issued:		
653 726 161 (2005: 669 313 827) ordinary shares of 5 cents each	**32.7**	33.4
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
31 857 195 preferred ordinary shares of 5 cents each	**1.6**	1.6
Issued share capital	**35.3**	36.0

30 147 034 (2005: 60 025 764) ordinary shares have been set aside for employees' share schemes.

The preferred ordinary shares will convert to ordinary shares on the earliest of 31 January 2011, or the date on which Red Coral Investments 23 (Proprietary) Limited is obliged to redeem all the preference shares, upon an event of default, in accordance with the terms of the preference shares agreements.

The preferred ordinary shares will confer on the holders the right to receive a cumulative fixed annual dividend of 100 cents payable in equal instalments of 50 cents each on 31 January and 31 July each year up to 31 January 2011, with each distribution ranking ahead of the ordinary shares.

	2006 R million	2005 Restated R million
Share premium	**2 150.4**	2 596.7
Share option reserve	**257.5**	229.0
Capital reserves	**2 407.9**	2 825.7



		2006	2005 Restated
6.	**CAPITAL AND RESERVES** *(continued)*		
	Reconciliation of number of shares issued		
	Ordinary shares		
	Number of ordinary shares issued at beginning of year	**669 313 827**	641 574 291
	Repurchase and cancellation of ordinary shares in terms of the scheme of arrangement.	**(18 563 000)**	(9 475 425)
	Ordinary shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme	**2 479 634**	3 958 866
	Shares allotted to directors in terms of the Nampak 1985 Share Option Scheme	**495 700**	276 900
	Ordinary shares allotted to the Nampak Employee Share Trust	**–**	5 610 000
	Ordinary shares allotted to the Nampak Black Management Share Trust	**–**	27 369 195
	Net number of ordinary shares issued	**653 726 161**	669 313 827
	Preferred ordinary shares		
	There were no changes to the 31 857 195 shares allotted to Red Coral Investments 23 (Proprietary) Limited		
	Preference shares		
	There were no changes to the issued 6.5% and 6% preference shares.		
7.	**OTHER PAYABLES**		
	Accruals	**4.5**	6.4
	Other	**0.2**	1.3
	Total	**4.7**	7.7
	Accruals principally comprise amounts outstanding for ongoing costs.		
	The directors consider that the carrying amount of other payables approximates their fair value.		
8.	**PROFIT/(LOSS) FROM OPERATIONS**		
	Profit/(loss) from operations is stated after taking into account the following items:		
8.1	**Included in other operating (income)/expenses**		
	Impairment (reversal)/loss	**(56.1)**	1 260.3
	Disclousures relating to share-based payments are provided in note 23 of the group financial statements. Where applicable, the current year expense relating to share-based payments were charged to the appropriate subsidiary companies.		
9.	**FINANCE COSTS**		
	Interest paid – short-term facilities	**0.1**	–
	Interest paid – other	**0.1**	–
		0.2	–

		2006 R million	2005 Restated R million
10.	**FINANCE INCOME**		
	Interest received – short-term facilities	**1.0**	0.1
	Interest received – other	**0.1**	0.4
		1.1	0.5
11.	**INCOME FROM INVESTMENTS**		
	Normal dividends – South African	**605.7**	390.3
	Group restructuring dividends	**–**	727.8
	Interest received from subsidiaries	**45.1**	14.8
	Fees	**5.5**	4.1
		656.3	1 137.0
12.	**INCOME TAX**		
	Current tax		
	– Current year	**16.5**	10.1
	– Prior year	**(0.2)**	(0.6)
	Secondary tax on companies	**2.0**	17.1
	Total	**18.3**	26.6

The company tax rate in South Africa is 29% (2005: 29%) of the estimated assessable profit for the year.

		2006	2005 Restated
Reconciliation of rate of tax			
Effective rate of tax	%	**2.6**	(7.5)
Reduction in tax charge due to:			
– dividend income	%	**24.7**	(91.5)
– adjustment for prior year	%	**–**	(0.2)
– reversal of impairment	%	**2.3**	–
– associate income	%	**0.2**	
Increase in tax charge due to:			
– disallowable expenses	%	**(0.5)**	18.8
– impairment loss	%	**–**	103.2
– imputed income – section 9D	%	**–**	1.4
– secondary tax on companies	%	**(0.3)**	4.8
Normal tax rate	%	**29.0**	29.0



	2006 R million	2005 Restated R million
13. DIVIDENDS AND CASH DISTRIBUTIONS		
Dividends paid on ordinary shares		
Final dividend No 74 paid on 16 January 2006: 56.6 cents per share (2005: No 72 – 56.6 cents per share)	368.8	363.1
2005: Interim dividend No 73 – 27.0 cents per share	–	174.5
Net dividends paid	368.8	537.6
Preferred ordinary dividend	31.9	–
Total dividends paid	400.7	537.6
Cash distribution from share premium		
Interim cash distribution No 1 paid on 31 July 2006: 30 cents per share	196.1	–
Total dividends and cash distributions	596.8	537.6
Secondary tax on companies on dividends	12.5%	12.5%
The interim cash distribution in the current financial year was paid out of share premium and therefore did not attract STC.		
On 22 November 2006 the directors declared a cash distribution No 2 of 66.1 cents per share, payable on 15 January 2007 to shareholders registered on 12 January 2007. This cash distribution is subject to approval by shareholders at the annual general meeting and has not been included as a liability in these financial statements.		
	Cents	Cents
Analysis of cash distributions/dividends declared in respect of current year's earnings:		
Cash distributions/dividends per ordinary share		
Interim cash distribution (2005: dividend)	30.0	27.0
Final cash distribution (2005: dividend)	66.1	56.6
	96.1	83.6
6.5% and 6% cumulative preference dividends	0.2	0.2
Preference dividends totalling R0.1 million (2005: R0.1 million) were declared on 9 December 2005 and 22 June 2006, and paid on 6 February 2006 and 24 July 2006 respectively.		

	2006 R million	2005 Restated R million
14. RELATED PARTY TRANSACTIONS		
The company entered into various transactions with subsidiaries and special purpose entities which are deemed to be controlled by the group during the year. Interest, dividends and fees received from these entities are listed in note 11.		
Non-current amounts outstanding from such entities are included in note 4.		
Current amounts outstanding from subsidiary companies are as follows:		
Metal Box South Africa Limited	**11.7**	11.7
Nampak Share Purchase Trust	**1.1**	6.7
Nampak Products Limited	**504.0**	504.2
Kohler Packaging Limited	**0.2**	0.2
	517.0	522.8
Treasury shares are shares of the company, held at cost by subsidiaries and special purpose entities of the group. Dividends paid on treasury shares are detailed in note 28 of the group financial statements.		
Guarantees		
Guarantees on behalf of Nampak International Limited in favour of U.S. Steel relating to purchases by African operations.	**8.5**	5.1
Nampak Limited has issued guarantees in favour of Citibank N.A. – South Africa Branch for an amount of up to US$32 million in respect of the loan facilities entered into between Nampak Cartons Nigeria Limited and Nampak Properties Nigeria Limited with Nigeria International Bank Limited.		
Nampak Limited has issued a guarantee in favour of a consortium of banks of up to £140 million in respect of borrowings owed by Nampak Holdings (UK) plc.		
Key management personnel		
Details of significant positions held by key personnel and transactions with these entities are provided in note 34 of the group financial statements.		
The remuneration of directors and other members of key management paid by the company during the year was as follows:		
Fees for services as directors	**2.6**	2.4

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.



Notes to the Company Financial Statements continued

for the year ended 30 September

		2006 R million	2005 Restated R million
15.1	**Reconciliation of profit/(loss) before taxation to cash utilised in operations**		
	Profit/(loss) before taxation	**712.1**	(354.2)
	Adjustment for:		
	Income from investments	**(656.3)**	(1 137.0)
	Impairment losses	**–**	1 260.3
	Reversal of impairment losses	**(56.1)**	–
	Share of profit in associate	**(4.4)**	–
	Share-base payment expense	**–**	225.1
	Net finance income	**(0.9)**	(0.5)
	Operating loss before working capital changes	**(5.6)**	(6.3)
	Decrease/(increase) in other receivables	**0.9**	(0.9)
	(Decrease)/increase in other payables	**(3.0)**	6.0
	Movement in subsidiary company loans	**(36.6)**	(843.4)
	Cash utilised in operations	**(44.3)**	(844.6)
15.2	**Cash and cash equivalents**		
	Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:		
	Bank balances, cash and deposits	**20.0**	282.2

Interests in Subsidiaries, Joint Ventures and Associates

Annexure A

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding		Interest of holding company: Shares at book value		Interest of holding company: Indebtedness	
				2006 %	2005 %	2006 Rm	2005 Rm	2006 Rm	2005 Rm
1. SUBSIDIARIES (CONSOLIDATED)									
Amalgamated Packaging Industries (Pty) Ltd	I	RSA	R2 834 224	**100%**	100%				
BlowMocan Holdings Ltd	I	UK	£101	**100%**	100%				
Buduff Incorporated Ltd	I	Isle of Man	US$182 682	**100%**	100%				
CarnaudMetalbox Zimbabwe Ltd	O	Zimbabwe	ZWD19 799 000	**100%**	100%				
Cartonagens de Moçambique LDA	O	Mozambique	MZM20 000 000	**55%**	55%				
Consolidated Corrugated Containers (Pty) Ltd	O	RSA	R600 000	**100%**	100%	**6.4**	6.4	**–**	–
Crown Cork Co (1958) (Pvt) Ltd	O	Zimbabwe	ZWD1 421 000	**100%**	100%				
Crown Cork Co (East Africa) Ltd	O	Kenya	KES11 999 700	**100%**	100%				
Crown Cork Co Zambia Ltd	O	Zambia	ZMK194 285 714	**100%**	100%				
Diehl Deutschland GmbH	O	Germany	€25 600	**100%**	100%				
Diehl Druck GmbH	O	Germany	€26 000	**100%**	100%				
Diehl Europe SA	O	Luxembourg	€31 000	**100%**	100%				
Diehl France sarl	O	France	€266 786	**100%**	100%				
Diehl SCI	O	France	€7 622	**100%**	100%				
Disaki Cores and Tubes (Pty) Ltd	O	RSA	R700	**70%**	70%				
Gallagher Printers Ltd	O	Ireland	€20 000	**100%**	100%				
Imperama NV	O	Netherlands	€793 000	**100%**	100%				
International Cartons & Packaging Ltd	O	Zambia	ZMK77 526 000	**100%**	100%				
Interpak Books (Pty) Ltd	O	RSA	R100	**100%**	100%				
Kohler Digiflex (Pty) Ltd	O	RSA	R100	**100%**	100%				
Kohler Ltd	I	RSA	R493 718 514	**100%**	100%				
Kohler Management Services (Pty) Ltd	O	RSA	R200	**100%**	100%				
Kohler Packaging Ltd	O	RSA	R3 198 495	**100%**	100%				
M.Y. Cartons BV	O	Netherlands	£14 609	**100%**	100%				
M.Y. Cartons Europe BV	I	Netherlands	€22 700	**100%**	100%				
M.Y. Cartons Ltd (UK)	O	UK	£35 509 000	**100%**	100%				
M.Y. Healthcare Italy SRL	O	Italy	€3 000 000	**100%**	100%				
M.Y. Healthcare Packaging Ltd	O	UK	£2	**100%**	100%				
M.Y. Operations Ltd (UK)	O	UK	£142	**100%**	100%				
M.Y. Printech BV	O	Netherlands	€18 000	**100%**	100%				
M.Y. Property Ltd	O	UK	£75	**100%**	100%				
Malbak Ltd	I	RSA	R353 184 000	**100%**	100%	**1 836.8**	1 836.8	**1.0**	1.0
Megaplastics Zimbabwe (Pvt) Ltd	I	Zimbabwe	ZWD2	**100%**	100%				
Metal Box (Namibia) (Pty) Ltd	O	Namibia	N$1	**100%**	100%				
Nampak Corrugated Pietermaritzburg (Pty) Ltd	O	RSA	R100	**100%**	100%				



Interests in Subsidiaries, Joint Ventures and Associates
continued

Annexure A *(continued)*

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2006 %	Effective percentage holding 2005 %	Interest of holding company: Shares at book value 2006 Rm	Shares at book value 2005 Rm	Indebtedness 2006 Rm	Indebtedness 2005 Rm
1. SUBSIDIARIES (CONSOLIDATED) *(continued)*									
Nampak Corrugated Swaziland Ltd	O	Swaziland	SZL250 000	**90%**	90%				
Nampak Wiegand Glass (Pty) Ltd	O	RSA	R300	**–**	100%				
Nampak Holdings (UK) Plc	I	UK	£1 964 605	**100%**	100%				
Nampak Holdings Ltd	I	Mauritius	US$100 000	**100%**	100%				
Nampak Holdings UK Ltd	I	UK	£1 000 002	**100%**	100%				
Nampak Insurance Company Ltd	Insurance	Isle of Man	£100 000	**100%**	100%				
Nampak International Ltd	I	Isle of Man	£72 692	**100%**	100%	**1 889.3**	1 889.3	**–**	–
Nampak Kenya Ltd	O	Kenya	KES40 280 010	**100%**	100%				
Nampak Leasing (Pty) Ltd	F	RSA	R100	**100%**	100%				
Nampak Metal Packaging Ltd	O	RSA	R9 134	**100%**	100%				
Nampak Cartons Nigeria Ltd	O	Nigeria	NGN14 000 000	**100%**	100%				
Nampak Nigeria Plc	O/L	Nigeria	NGN107 044183	**57%**	57%				
Nampak Nigeria Properties Ltd	P	Nigeria	NGN14 000 000	**100%**	100%				
Nampak Paper Holdings Ltd	I	UK	£26 828 196	**100%**	100%				
Nampak Petpak (Namibia) (Pty) Ltd	O	Namibia	N$100	**100%**	100%				
Nampak Plastics Europe Ltd	O	UK	£4 863 616	**100%**	100%				
Nampak Polycyclers (Pty) Ltd	O	RSA	R20 000	**100%**	100%				
Nampak PolyFoil Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD200	**70%**	70%				
Nampak Products Ltd	O	RSA	R3 758 641	**100%**	100%	**93.7**	93.7	**–**	–
Nampak Properties (Isle of Man) Ltd	P	Isle of Man	£100	**100%**	100%				
Nampak Southern Africa Holdings Ltd	I	Mauritius	US$4 726 922	**100%**	100%	**52.5**	52.5	**–**	–
Nampak Tanzania Ltd	O	Tanzania	TZS304 638 620	**100%**	100%				
Nampak Technical Services Ltd	O	Isle of Man	£1	**100%**	100%				
Nampak Tissue (Pty) Ltd	O	RSA	R100	**100%**	100%				
Nampak Zambia Ltd	O	Zambia	ZMK2 000 000	**100%**	100%				
National Containers (Pty) Ltd	I	RSA	R245 000	**100%**	100%	**0.3**	0.3	**13.1**	12.5
Packaging Industries Malawi Ltd	O/L	Malawi	MWK13 450 000	**60%**	60%				
Proximitas Investments 78 (Pty) Ltd	I	RSA	R260	**100%**	100%				
Replete Leasing (Pty) Ltd	F	RSA	R1 000	**100%**	100%				
Teknol BV	I	Netherlands	£18 151	**100%**	100%				
Teknol NV	I	Netherlands Antilles	US$6 000	**100%**	100%				
Transmar (Isle of Man) Ltd	I	Isle of Man	US$600 000	**100%**	100%				
Total						**3 879.0**	3 879.0	**14.1**	13.5

Annexure A *(continued)*

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2006 %	Effective percentage holding 2005 %
2. JOINT VENTURES AND ASSOCIATES					
Joint ventures					
Bullpak Ltd	O	Kenya	KES4 760 000	**49%**	49%
Burcap Plastics (Pty) Ltd	I	RSA	R100	**50%**	50%
Burcap Plastics Gauteng (Pty) Ltd	O	RSA	R100	**50%**	50%
Burcap Plastics IML (Pty) Ltd	O	RSA	R100	**50%**	50%
Crown Cork Company (Mozambique) LDA	O	Mozambique	MT3 8 million	**50%**	–
Elopak South Africa (Pty) Ltd	O	RSA	R140	**50%**	50%
NASABA Tissue Ltd	O	Tanzania	TZS 200 000	**–**	50%
Sancella South Africa (Pty) Ltd	O	RSA	R2 500	**50%**	50%
Nampak Wiegand Glass (Pty) Ltd	O	RSA	R600	**50%**	–
Associates					
Collect-a-Can (Pty) Ltd	O	RSA	R4 000 000	**40%**	40%
Hunyani Holdings Ltd	O/L	Zimbabwe	ZWD31 391 103	**39%**	39%
Megapak Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD20 100	**49%**	49%
Group Risk Holdings (Pty) Ltd	Insurance	RSA	R3 700	**37%**	28%
3. ASSOCIATES AND JOINT VENTURES (NOT CONSOLIDATED)					
Crown Cork Company (Mozambique) LDA	O	Mozambique	MT2 375 million	**–**	50%
Papyrus Holdings (Pty) Ltd	I	Botswana	BWP 494 000	**26%**	26%
Sun Citrus Packers (Pty) Ltd	O	South Africa	R16 000 000	**26%**	26%

Type

O – Operating F – Finance I – Investment holding P – Property owning L – Listed

General information in respect of subsidiaries, as required in terms of paragraph 62 of the 4th Schedule of the Companies Act, 1973, is set out only in respect of those subsidiaries, the financial position or the results of which is material for a proper appreciation of the affairs of the group. The directors are of the opinion that the disclosures in these statements of such information in respect of the remaining dormant subsidiaries would entail expenses out of proportion to the value to shareholders. A register containing the relevant information in respect of all subsidiaries, joint ventures and associates is available for inspection at the registered offices of Nampak Ltd

Note

The subsidiary, joint venture and associate companies' aggregate income after taxation attributable to the holding company, for the year ended 30 September 2006, is R907.1 million (2005: R908.9 million). The aggregate amount of losses attributable to the holding company is R25.2 million (2005: R198.4 million).



Investments

Annexure B

	Type (see note below)	Number of shares held by group 2006	Number of shares held by group 2005	Effective percentage holding 2006	Effective percentage holding 2005
UNLISTED INVESTMENTS					
Business Partners Ltd	F	**212 160**	212 160	**< 1**	< 1
Houers Ko-operatief Beperk	O	**1 714 901**	1 714 901	**14.9%**	14.9%
Lesedi Clinic (Soweto) (Pty) Ltd	I	**250**	250	**100%**	100%
New Farmers Development Corporation Ltd	O	**150 586**	150 586	**< 1**	< 1
Ethiopian Crown Cork & Can Industry	O	**–**	–	**25%**	25%

Type

O – Operating F – Finance I – Investment holding

Notice of Annual General Meeting

NAMPAK LIMITED

Notice is hereby given that the thirty-ninth annual general meeting of shareholders of Nampak Limited will be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton, South Africa, on Wednesday, 7 February 2007 at 12:00 for the following purposes:

1. To receive and consider the annual financial statements of the company and of the group for the year ended 30 September 2006.
2. To elect Mr R V Smither as a director of the company, following his appointment by the board with effect from 26 July 2006. In terms of the articles of association of the company he is required to retire but, being eligible, offers himself for election.
3. To elect directors in place of Messrs M M Katz, K M Mokoape and M L Ndlovu who retire by rotation but, being eligible, offer themselves for re-election.

   Please refer to page 5 of the annual report for a biography of each director.
4. To consider and, if approved, to pass, with or without modification, the following ordinary resolutions, subject to the approval of the JSE Limited ("the JSE"):

ORDINARY RESOLUTION NUMBER 1

RESOLVED THAT the revised annual fees payable by the company to non-executive directors be approved with effect from 1 October 2006 as follows:

Board/committee	Current fee	Proposed fee
Non-executive chairman*	R1 250 000	R850 000
Non-executive directors**	R100 000	R105 000
Chairman of the audit committee***	R100 000	R105 000
Member of the audit committee***	R50 000	R52 500
Chairman of the remuneration and nominations committee***	R 75 000	R84 000
Member of the remuneration and nominations committee***	R40 000	R42 000
Member of the corporate social investment committee**	R22 000	R23 100

Notes:
**Fees are paid monthly in arrears.*
***Fees are paid quarterly in arrears.*
****Fees are paid annually in arrears.*

The increase in fees is recommended by the remuneration and nominations committee to bring the fees in line with market conditions.



Shareholders' Diary

Annual general meeting	7 February 2007
Interim statement and ordinary dividend/cash distribution announcement for the half-year ending 31 March 2007	May 2007
Group results and ordinary dividend/cash distribution announcement for the year ending 30 September 2007	November 2007

DIVIDENDS/CASH DISTRIBUTIONS

Ordinary

Final for the year ended 30 September 2006	To be paid on 15 January 2007
Interim for the half-year ending 31 March 2007	To be paid July 2007

Preference

6.5% and 6% cumulative	Payable twice per annum during February and August

NAMPAK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000071676)
("Nampak" or the "company")

Form of proxy

39th annual general meeting

For use by the registered holders of certificated Nampak shares and the holders of dematerialised Nampak shares in their own name at the annual general meeting of the company to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton on Wednesday, 7 February 2007 at 12:00 ("the annual general meeting").

Holders of Nampak shares (whether certificated or dematerialised) through a nominee must not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant or broker, to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

I/We ....
(BLOCK LETTERS PLEASE)

of ....

telephone (work) (   ) .... (home) (   ) ....

being the holder(s) of .... ordinary shares in the company, hereby appoint (see note 1):

.... or failing him/her

.... or failing him/her

the chairman of the annual general meeting, as my/our proxy to vote on my/our behalf at the annual general meeting which will be held for the purpose of considering and, if deemed, fit, passing, with or without modification the special and ordinary resolutions to be proposed at the annual general meeting and at each adjournment of the annual general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 2):

INSERT AN "X" OR THE NUMBER OF ORDINARY SHARES HELD IN THE COMPANY (see note 2)

Proposed resolutions	For	Against	Abstain
To elect R V Smither			
To re-elect M M Katz			
To re-elect K M Mokoape			
To re-elect M L Ndlovu			
To increase the fees payable to the non-executive directors			
To grant a general authority to distribute out of share capital and reserves			
To approve the allotment and issue of shares to three executive directors as and when shares are settled on them in terms of the rules of The Nampak Limited Performance Share Plan			
Special resolution to authorise the directors of the company to acquire or purchase shares issued by the company on the JSE Limited			

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote (see note 2).

Signed at .... on 2006/7

Signature ....

Assisted by me (where applicable) ....

Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting. **Please read the notes on the reverse side hereof.**



NOTES

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the annual general meeting" but any such deletion must be initialled by the member. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member's instructions to the proxy must be indicated in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit. A member may instruct the proxy to vote less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A member who fails to do so will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the member's votes exercisable at the annual general meeting.
3. Forms of proxy must be lodged with or posted to the company's share registrar, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 12:00 on Monday, 5 February 2007.
4. The completion and lodging of this form of proxy will not preclude the member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, should such member wish to do so.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (eg for a company, close corporation, trust, pension fund, deceased estate, etc) must be attached to this form of proxy unless previously recorded by the company's share registrars or waived by the chairman of the annual general meeting.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7. A minor must be assisted by the minor's parent or guardian unless the relevant documents establishing the minor's legal capacity are produced or have been registered by the share registrar of the company.
8. Where there are joint holders of shares in the company, any one of such persons may, alone sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submit a form of proxy, the form of proxy, if accepted by the chairman of the annual general meeting, submitted by the holder whose name appears first in the company's share register will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).
9. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these notes if the chairman of the annual general meeting is satisfied as to the manner in which the member wishes to vote.

Corporate Information

COMPANY SECRETARY

N P O'Brien BProc

AUDITORS

Deloitte & Touche

Deloitte Place, The Woodlands

20 Woodlands Drive

Woodmead, Sandton, South Africa

Private Bag X6, Gallo Manor

Johannesburg, 2052

South Africa

Telephone +27 11 806 5000

Telefax +27 11 806 5003

BUSINESS ADDRESS AND REGISTERED OFFICE

Nampak Centre, 114 Dennis Road, Atholl Gardens

Sandton 2196, South Africa

(PO Box 784324, Sandton, 2146)

Telephone +27 11 719 6300

Telefax +27 11 444 4794

Website www.nampak.com

SHARE REGISTRAR

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street, Johannesburg, 2001, South Africa

(PO Box 61051, Marshalltown, 2107)

Telephone +27 11 370 5000

Telefax +27 11 370 5487

SPONSOR

UBS South Africa (Pty) Limited

64 Wierda Road East

Sandton, 2196, South Africa

(PO Box 652863, Benmore, 2010)

Telephone +27 11 322 7000

Telefax +27 11 784 8280

INVESTOR RELATIONS

Graham Hayward

PO Box 784324

Sandton, 2146

Telephone +27 11 719 6320

graham.hayward@za.nampak.com



